Beijing 2008

TSINGTAO

青島啤酒股份有限公司
TSINGTAO BREWERY CO., LTD.

(Stock Code 股份代號：168)


BREWED SINCE
TSINGTAO
青島啤酒
POPULAR CHINESE BEER

2007 INTERIM REPORT
中期報告

青島啤酒股份有限公司
資產負債表（未經審計）

2007年6月30日
(除特別註明外，金額單位為人民幣元)

資產	附註八 (除另註外)	2007年6月30日 合並	2006年12月31日 合並 (經重述)	2007年6月30日 母公司	2006年12月31日 母公司 (經重述)
流動資產					
貨幣資金	(1)	**2,283,963,460**	1,232,766,676	**931,928,976**	594,700,068
應收票據	(2)	**22,858,339**	44,978,970	**4,500,000**	—
應收賬款	(3),十(1)	**100,102,231**	113,372,198	**84,958,306**	67,339,580
預付款項	(4)	**304,752,205**	235,535,247	**54,456,779**	17,005,600
其他應收款	(3),十(1)	**231,078,249**	180,267,764	**324,088,409**	367,252,863
存貨	(5)	**1,791,815,083**	1,641,319,438	**326,773,638**	316,998,023
流動資產合計		**4,734,569,567**	3,448,240,293	**1,726,706,108**	1,363,296,134
非流動資產					
長期應收款	(3),十(1)	**17,441,647**	26,142,767	**2,455,311,647**	2,615,304,030
長期股權投資	(6),十(2)	**33,842,343**	25,765,820	**1,997,273,239**	1,660,559,091
固定資產	(7)	**4,856,325,558**	4,887,097,632	**858,692,265**	876,800,165
在建工程	(8)	**380,196,439**	233,289,672	**89,456,349**	66,800,393
固定資產清理		**2,627,979**	186,021	**2,351,540**	—
無形資產	(9)	**737,450,109**	746,208,563	**148,400,153**	147,633,478
商譽	(10)	**122,816,301**	122,816,301	**—**	—
長期待攤費用	(11)	**8,765,188**	6,925,875	**1,444,411**	1,771,011
遞延所得稅資產	(23)	**71,029,458**	64,049,308	**41,420,085**	41,562,745
非流動資產合計		**6,230,495,022**	6,112,481,959	**5,594,349,689**	5,410,430,913
資產總計		**10,965,064,589**	9,560,722,252	**7,321,055,797**	6,773,727,047

資產負債表(未經審計)(續)

2007年6月30日
(除特別註明外，金額單位為人民幣元)

負債及股東權益	附註八(除另註外)	2007年6月30日 合併	2006年12月31日 合併 (經重述)	2007年6月30日 母公司	2006年12月31日 母公司 (經重述)
流動負債					
短期借款	(12)	**621,470,066**	599,745,254	**380,890,000**	390,435,000
交易性金融負債	(13)	**6,265,000**	3,749,000	**6,265,000**	3,749,000
應付票據	(14)	**384,138,348**	250,116,918	**56,900,000**	70,900,000
應付賬款	(15)	**988,969,656**	794,675,379	**237,964,318**	133,614,747
預收款項	(16)	**185,513,160**	191,661,665	**56,024,733**	62,898,678
應付職工薪酬	(17)	**99,370,685**	145,152,563	**9,221,463**	11,779,423
應交稅費	(18)	**488,783,536**	232,244,295	**96,995,917**	16,252,469
應付股利	(19)	**287,808,219**	—	**287,808,219**	—
其他應付款	(20)	**1,815,981,497**	1,416,812,778	**440,312,132**	414,968,679
一年內到期的非流動負債	(21),(22)	**4,446,185**	2,163,708	**—**	—
流動負債合計		**4,882,746,352**	3,636,321,560	**1,572,381,782**	1,104,597,996
非流動負債					
長期借款	(21)	**103,214,066**	53,259,320	**—**	—
長期應付款	(22)	**138,834,562**	132,854,526	**—**	—
專項應付款		**8,442,250**	7,758,462	**8,158,462**	7,758,462
遞延所得稅負債	(23)	**16,602,131**	17,374,428	**—**	—
其他非流動負債		**31,800,000**	31,800,000	**—**	—
非流動負債合計		**298,893,009**	243,046,736	**8,158,462**	7,758,462
負債合計		**5,181,639,361**	3,879,368,296	**1,580,540,244**	1,112,356,458
股東權益					
股本	(24)	**1,308,219,178**	1,308,219,178	**1,308,219,178**	1,308,219,178
資本公積	(25)	**2,854,810,073**	2,854,810,073	**2,884,478,483**	2,884,478,483
盈餘公積	(26)	**476,721,249**	476,721,249	**476,721,249**	476,721,249
未分配利潤		**662,707,477**	583,709,706	**1,071,096,643**	991,951,679
外幣報表折算差額		**5,749,408**	4,736,922	**—**	—
歸屬於母公司股東權益合計		**5,308,207,385**	5,228,197,128	**5,740,515,553**	5,661,370,589
少數股東權益	(27)	**475,217,843**	453,156,828	**—**	—
股東權益合計		**5,783,425,228**	5,681,353,956	**5,740,515,553**	5,661,370,589
負債及股東權益總計		**10,965,064,589**	9,560,722,252	**7,321,055,797**	6,773,727,047

後附財務報表附註為財務報表的組成部分。

企業負責人：李桂榮　　*主管會計工作的負責人*：孫玉國　　*會計機構負責人*：于竹明

青島啤酒股份有限公司
利潤表(未經審計)

截至2007年6月30日止六個月
(除特別註明外,金額單位為人民幣元)

項目	附註八(除另註外)	2007年6月30日止6個月合併	2006年6月30日止6個月合併(經重述)	2007年6月30日止6個月母公司	2006年6月30日止6個月母公司(經重述)
一、營業收入	(28),十(3)	6,833,518,980	5,844,340,810	2,942,485,634	2,251,877,120
減:營業成本	(28),十(3)	(4,022,713,848)	(3,434,845,955)	(1,808,472,394)	(1,316,632,213)
營業稅金及附加	(29)	(665,800,032)	(576,970,148)	(123,655,102)	(105,238,023)
銷售費用		(1,336,273,087)	(1,066,408,659)	(585,818,462)	(392,117,966)
管理費用		(245,869,294)	(361,883,797)	(73,375,541)	(97,173,171)
財務費用—淨額	(30)	(5,036,471)	(13,484,818)	(2,384,581)	(9,345,040)
資產減值損失	(31)	(53,359,873)	(71,875,709)	671,854	(2,603,458)
加:公允價值變動收益		(2,516,000)	5,049,000	(2,516,000)	5,049,000
投資收益	(32),十(4)	1,593,326	10,866,499	82,196,970	118,872,443
其中:對聯營企業的投資收益		403,692	2,956,337	2,177,856	4,394,857
二、營業利潤		503,543,701	334,787,223	429,132,378	452,688,692
加:營業外收入	(33)	48,515,507	30,460,775	359,305	495,786
減:營業外支出	(33)	(6,324,213)	(5,407,369)	(1,000,205)	(245,626)
其中:非流動資產處置損失		(2,400,744)	(2,031,259)	(202,330)	(115,626)
三、利潤總額		545,734,995	359,840,629	428,491,478	452,938,852
減:所得稅費用	(34)	(143,562,117)	(113,082,413)	(61,538,295)	(57,095,475)
四、淨利潤		402,172,878	246,758,216	366,953,183	395,843,377
歸屬於母公司股東的淨利潤		366,805,990	216,850,798	366,953,183	395,843,377
少數股東損益		35,366,888	29,907,418	—	—
五、每股收益(基於歸屬於母公司普通股股東合並淨利潤)					
基本每股收益	(35)	0.280	0.166	0.280	0.303
稀釋每股收益	(35)	0.280	0.166	0.280	0.303

後附財務報表附註為財務報表的組成部分。

企業負責人:李桂榮　　*主管會計工作的負責人*:孫玉國　　*會計機構負責人*:于竹明

青島啤酒股份有限公司
現金流量表(未經審計)
截至2007年6月30日止六個月
(除特別註明外,金額單位為人民幣元)

項目	附註八	2007年6月30日止6個月合併	2006年6月30日止6個月合併	2007年6月30日止6個月母公司	2006年6月30日止6個月母公司
一、經營活動產生的現金流量					
銷售商品、提供勞務收到的現金		7,836,999,239	7,072,989,680	3,229,298,798	2,521,703,762
收到的稅費返還		29,953,985	25,678,827	—	—
收到其他與經營活動有關的現金		497,193,518	579,674,904	93,792,277	26,325,989
經營活動現金流入小計		8,364,146,742	7,678,343,411	3,323,091,075	2,548,029,751
購買商品、接受勞務支付的現金		(4,492,473,404)	(3,941,317,608)	(1,929,760,443)	(1,349,051,105)
支付給職工以及為職工支付的現金		(513,463,167)	(406,199,682)	(137,729,095)	(115,063,019)
支付的各項稅費		(1,214,387,171)	(1,058,637,904)	(329,301,848)	(272,602,543)
支付的其他與經營活動有關的現金	(36)	(775,185,282)	(911,698,847)	(478,826,625)	(260,341,076)
經營活動現金流出小計		(6,995,509,024)	(6,317,854,041)	(2,875,618,011)	(1,997,057,743)
經營活動產生的現金流量淨額		1,368,637,718	1,360,489,370	447,473,064	550,972,008
二、投資活動產生的現金流量					
收回投資收到的現金		5,130,681	—	1,021,530,376	209,580,000
取得投資收益所收到的現金		138,348	4,914,920	72,788,268	103,605,753
處置固定資產、無形資產和其他長期資產收回的現金淨額		8,825,864	4,545,337	223,804	507,663
收到其他與投資活動有關的現金		27,016,478	—	20,000	—
投資活動現金流入小計		41,111,371	9,460,257	1,094,562,448	313,693,416
購建固定資產、無形資產和其他長期資產支付的現金		(389,570,663)	(350,017,686)	(58,419,067)	(73,580,976)
投資支付的現金		(68,000,000)	—	(1,137,310,000)	(270,381,490)
支付的其他與投資活動有關的現金		(313,974)	(1,024,688)	(75,234)	—
投資活動現金流出小計		(457,884,637)	(351,042,374)	(1,195,804,301)	(343,962,466)
投資活動產生的現金流量淨額		(416,773,266)	(341,582,117)	(101,241,853)	(30,269,050)
三、籌資活動產生的現金流量					
吸收投資收到的現金		—	15,703,022	—	—
其中:子公司吸收少數股東投資收到的現金		—	—	—	—
取得借款收到的現金		323,947,453	231,142,360	—	—
收到其他與籌資活動有關的現金		8,131,800	21,292,365	401,000	—
籌資活動現金流入小計		332,079,253	268,137,747	401,000	—
償還債務支付的現金		(241,876,537)	(428,905,415)	—	(161,216,000)
分配股利、利潤或償付利息支付的現金		(41,726,536)	(75,517,843)	(9,008,488)	(13,990,226)
其中:子公司支付給少數股東的股利、利潤		(28,431,800)	(54,320,522)	—	—
支付其他與籌資活動有關的現金		(11,586,283)	(66,742,493)	—	—
籌資活動現金流出小計		(295,189,356)	(571,165,751)	(9,008,488)	(175,206,226)
籌資活動產生的現金流量淨額		36,889,897	(303,028,004)	(8,607,488)	(175,206,226)
四、匯率變動對現金及現金等價物的影響		(1,528,943)	888,976	(394,815)	(60,367)
五、現金及現金等價物淨增加額	(36)	987,225,406	716,768,225	337,228,908	345,436,365
加:年初現金及現金等價物餘額		1,208,352,565	1,245,181,086	594,700,068	478,089,509
六、年末現金及現金等價物餘額	(36)	2,195,577,971	1,961,949,311	931,928,976	823,525,874

後附財務報表附註為財務報表的組成部分。

企業負責人:李桂榮　　主管會計工作的負責人:孫玉國　　會計機構負責人:于竹明

現金流量表(未經審計)(續)

截至2007年6月30日止六個月
(除特別註明外,金額單位為人民幣元)

項目	2007年6月30日止6個月 合併	2006年6月30日止6個月 合併	2007年6月30日止6個月 母公司	2006年6月30日止6個月 母公司
1. 將淨利潤調節為經營活動現金流量:				
淨利潤	**402,172,878**	246,758,216	**366,953,183**	395,843,377
加:資產減值準備	**53,359,873**	71,875,709	**(671,854)**	2,603,458
固定資產折舊	**249,527,280**	249,783,372	**47,284,001**	49,394,621
無形資產攤銷	**10,958,994**	10,976,279	**1,865,429**	2,825,439
長期待攤費用攤銷	**1,068,320**	745,285	**326,600**	192,167
處置固定無形和其他長期資產的損失/收益	**(192,093)**	29,657	**197,060**	(271,946)
固定資產報廢損失/收益	**49,451**	—	**50,051**	—
公允價值變動損失/收益	**2,516,000**	(5,049,000)	**2,516,000**	(5,049,000)
財務費用	**10,140,134**	13,484,818	**3,028,166**	9,345,040
投資損失/收益	**(1,593,326)**	(10,866,499)	**(82,196,970)**	(118,872,443)
遞延所得稅資產減少/增加	**(6,980,150)**	(11,233,268)	**142,660**	(11,649,915)
遞延所得稅負債增加/減少	**(772,297)**	(925,668)	—	—
存貨的減少/增加	**(155,459,919)**	(58,295,857)	**(9,775,615)**	(17,951,660)
經營性應收項目的減少/減少	**(219,013,154)**	151,080,875	**(65,034,265)**	40,125,274
經營性應付項目的增加/減少	**1,022,855,727**	702,125,451	**182,788,618**	204,437,596
其他	—	—	—	—
經營活動產生的現金流量淨額	**1,368,637,718**	1,360,489,370	**447,473,064**	550,972,008
2. 不涉及現金收支的投資和籌資活動:				
債務轉為資本	—	—	—	—
一年內到期的可轉換公司債券	—	—	—	—
融資租入固定資產	**12,823,033**	—	—	—
3. 現金及現金等價物淨增加情況:				
現金的期末餘額	**2,193,577,971**	1,939,949,311	**931,928,976**	823,525,874
減:現金的期初餘額	**(1,199,352,565)**	(1,219,181,086)	**(594,700,068)**	(478,089,509)
加:現金等價物的期末餘額	**2,000,000**	22,000,000	—	—
減:現金等價物期初餘額	**(9,000,000)**	(26,000,000)	—	—
現金及現金等價物淨增加額	**987,225,406**	716,768,225	**337,228,908**	345,436,365

後附財務報表附註為財務報表的組成部分。

*企業負責人:***李桂榮**　　*主管會計工作的負責人:***孫玉國**　　*會計機構負責人:***于竹明**

青島啤酒股份有限公司
合並股東權益變動表(未經審計)

截至2007年6月30日止六個月
(除特別註明外,金額單位為人民幣元)

項目	附註	股本	資本公積	盈餘公積	未分配利潤	外幣報表折算差額	少數股東權益	股東權益合計
		歸屬於母公司股東權益						
2005年12月31日年末餘額	十三	1,308,219,178	2,802,086,986	599,070,441	231,303,257	749,817	631,810,452	5,573,240,131
會計政策變更	五(1)	—	—	(209,575,502)	209,575,502	—	—	
首次執行企業會計準則	十三	—	—	37,491,557	(35,077,452)	—	(54,191,791)	(51,777,686)
2006年1月1日年初餘額(經重述)	十三	1,308,219,178	2,802,086,986	426,986,496	405,801,307	749,817	577,618,661	5,521,462,445
2006年1-6月份增減變動額		—	1,460,333	—	7,535,730	403,056	(28,497,620)	(19,098,501)
淨利潤		—	—	—	216,850,798	—	29,907,418	246,758,216
直接計入股東權益的利得		—	1,460,333	—	—	403,056	—	1,863,389
其他		—	1,460,333	—	—	403,056	—	1,863,389
股東投入和減少資本		—	—	—	—	—	—	—
其他		—	—	—	—	—	—	—
利潤分配		—	—	—	(209,315,068)	—	(58,405,038)	(267,720,106)
對股東的分配		—	—	—	(209,315,068)	—	(54,320,522)	(263,635,590)
其他		—	—	—	—	—	(4,084,516)	(4,084,516)
2006年6月30日餘額		1,308,219,178	2,803,547,319	426,986,496	413,337,037	1,152,873	549,121,041	5,502,363,944
2006年12月31日年末餘額	十三	1,308,219,178	2,854,810,073	669,637,704	386,317,753	4,736,922	539,266,746	5,762,988,376
會計政策變更	五(1)	—	—	(236,202,664)	236,202,664	—	—	—
首次執行企業會計準則	十三	—	—	43,286,209	(38,810,711)	—	(86,109,918)	(81,634,420)
2007年1月1日年初餘額(經重述)	十三	1,308,219,178	2,854,810,073	476,721,249	583,709,706	4,736,922	453,156,828	5,681,353,956
2007年1-6月份增減變動額		—	—	—	78,997,771	1,012,486	22,061,015	102,071,272
淨利潤		—	—	—	366,805,990	—	35,366,888	402,172,878
直接計入股東權益的利得		—	—	—	—	1,012,486	—	1,012,486
其他		—	—	—	—	1,012,486	—	1,012,486
股東投入和減少資本		—	—	—	—	—	15,703,022	15,703,022
股東投入資本		—	—	—	—	—	15,703,022	15,703,022
利潤分配		—	—	—	(287,808,219)	—	(29,008,895)	(316,817,114)
對股東的分配		—	—	—	(287,808,219)	—	(28,881,800)	(316,690,019)
其他		—	—	—	—	—	(127,095)	(127,095)
2007年6月30日餘額		1,308,219,178	2,854,810,073	476,721,249	662,707,477	5,749,408	475,217,843	5,783,425,228

後附財務報表附註為財務報表的組成部分。

企業負責人:李桂榮　　主管會計工作的負責人:孫玉國　　會計機構負責人:于竹明

母公司股東權益變動表(未經審計)

截至2007年6月30日止六個月
(除特別註明外,金額單位為人民幣元)

項目	附註	股本	資本公積	盈餘公積	未分配利潤	股東權益合計
2005年12月31日年末餘額		1,308,219,178	2,853,566,374	389,495,014	416,229,960	4,967,510,526
首次執行企業會計準則		—	(20,093,986)	37,491,482	337,424,015	354,821,511
2006年1月1日年初餘額(經重述)		1,308,219,178	2,833,472,388	426,986,496	753,653,975	5,322,332,037
2006年1-6月份增減變動額		—	905,199	—	186,528,309	187,433,508
淨利潤		—	—	—	395,843,377	395,843,377
直接計入股東權益的利得		—	905,199	—	—	905,199
其他		—	905,199	—	—	905,199
利潤分配		—	—	—	(209,315,068)	(209,315,068)
對股東的分配		—	—	—	(209,315,068)	(209,315,068)
2006年6月30日餘額		1,308,219,178	2,834,377,587	426,986,496	940,182,284	5,509,765,545
2006年12月31日年末餘額		1,308,219,178	2,904,549,173	433,435,115	602,375,801	5,248,579,267
首次執行企業會計準則		—	(20,070,690)	43,286,134	389,575,878	412,791,322
2007年1月1日年初餘額(經重述)		1,308,219,178	2,884,478,483	476,721,249	991,951,679	5,661,370,589
2007年1-6月份增減變動額		—	—	—	79,144,964	79,144,964
淨利潤		—	—	—	366,953,183	366,953,183
利潤分配		—	—	—	(287,808,219)	(287,808,219)
對股東的分配		—	—	—	(287,808,219)	(287,808,219)
2007年6月30日餘額		1,308,219,178	2,884,478,483	476,721,249	1,071,096,643	5,740,515,553

後附財務報表附註為財務報表的組成部分。

企業負責人:**李桂榮**　　*主管會計工作的負責人*:**孫玉國**　　*會計機構負責人*:**于竹明**

一 公司基本情況

青島啤酒股份有限公司(「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立，並於1995年12月27日取得按中外合資股份有限公司註冊的企業法人營業執照。本公司的註冊資本為1,308,219,178元。

本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市，而A股則自1993年8月27日開始在上海證券交易所上市。

根據本公司2006年10月16日股東會議通過的A股股權分置改革方案，本公司全體非流通股股東以向改革方案實施股權登記日(2006年12月18日)在中國證券登記結算有限責任公司上海分公司(「登記結算公司」)登記在冊的本公司全體流通A股股東支付股票和現金的方式作為對價安排，即本公司全體非流通股股東向全體流通A股股東支付股份總計35,755,495股(每股流通A股約獲得0.178777股股份)，同時支付現金總計4,800萬元人民幣(每股流通A股獲得0.24元人民幣現金)。對價安排執行完畢後，公司非流通股股東持有的非流通股股份即獲得上市流通權。惟本公司國有股股東已承諾於獲得流通權五年內不在市場轉讓該等股份，同時承諾將於未來三年向本公司股東大會提出利潤分配比例不低於當年實現未分配利潤的70%的議案，並在股東大會表決時投贊成票。本公司股權分置執行對價後，境內其他法人持有股的持有比例降至1.35%，境內上市的人民幣普通股的持有比例增加至18.02%，其他股權比例維持不變。

2006年12月20日，本公司國有股股東青島市人民政府國有資產監督管理委員會擬將其持有的本公司全部國有股39,982萬股(佔本公司已發行股份總數的30.56%)無償劃轉給其全資子公司青島啤酒集團有限公司(「青啤集團公司」)。本次股份劃轉獲得了國有資產監督管理委員會的批准(國資產權[2007]42號《關於青島啤酒股份有限公司部分國家股劃轉有關問題的批復》)，並取得了中國證券監督管理委員會(證監公司字[2007]45號)《關於同意青島啤酒集團有限公司公告青島啤酒股份有限公司收購報告書並豁免其要約收購義務的批復》，有關股份過戶手續已於2007年4月4日辦理完畢。

本公司及控股子公司(「本集團」)的主要業務為生產及銷售啤酒。

本財務報表由本公司董事會於2007年8月27日批准報出。

二 財務報表的編製基礎

本集團原以2006年2月15日以前頒佈的企業會計準則和2000年12月29日頒佈的《企業會計制度》(以下合稱「原會計準則和制度」)編製財務報表。自2007年1月1日起，本集團執行財政部於2006年2月15日頒佈的企業會計準則(以下簡稱「企業會計準則」)。2007年6月30日財務報表為本集團首份按照企業會計準則編製的中期財務報表。

在編製2007年6月30日財務報表時，2006年同期的相關比較數據已按照《企業會計準則第38號—首次執行企業會計準則》和《企業會計準則實施問題專家工作組意見第一號》的要求進行全面追溯調整，並按照企業會計準則重新列報。追溯調整涉及的主要內容包括：

(1) 對於屬於同一控制下企業合併產生的尚未攤銷完畢的股權投資差額，以及其他採用權益法核算的長期股權投資中尚未攤銷完畢的股權投資貸方差額，予以全額沖銷。

(2) 對非同一控制下的企業合併中購買方對合併成本大於合並中取得的被購買方可辨認淨資產公允價值份額的差額確認為商譽；購買方對合併成本小於合並中取得的被購買方可辨認淨資產公允價值份額的差額，經覆核後合併成本仍小於合併中取得的被購買方可辨認淨資產公允價值份額的，其差額計入當期損益。

二 財務報表的編製基礎(續)

(3) 以公允價值計量且其變動計入當期損益的金融資產按照公允價值調整賬面價值。

(4) 對公司發行的包含負債和權益成份的非衍生金融工具在首次執行日將負債和權益成份分拆，分別按公允價值確認金融負債，餘額作為新會計準則下的權益列示。

按原會計準則和制度列報的2006年年初、2006年6月30日及2006年年末股東權益、2006年1-6月份和2006年度淨損益調整為按企業會計準則列報的股東權益及淨損益的金額調節過程列示於本財務報表附註十三。

三 遵循企業會計準則的聲明

本集團和本公司2007年6月30日合並及母公司財務報表符合企業會計準則的要求，真實、完整地反映了本集團和本公司2007年6月30日的財務狀況以及2007年1-6月份的經營成果和現金流量等有關信息。

四 重要會計政策和會計估計

(1) 會計年度

會計年度為公歷1月1日起至12月31日止。

(2) 記賬本位幣

記賬本位幣為人民幣。

(3) 外幣折算

(a) 外幣交易

外幣交易按交易發生日的即期匯率將外幣金額折算為人民幣入賬。

於資產負債表日，外幣貨幣性項目採用資產負債表日的即期匯率折算為人民幣，所產生的折算差額除了為購建或生產符合資本化條件的資產而借入的外幣專門借款產生的匯兌差額按資本化的原則處理外，直接計入當期損益。以歷史成本計量的外幣非貨幣性項目，於資產負債表日採用交易發生日的即期匯率折算。

(b) 外幣財務報表的折算

境外經營的資產負債表中的資產和負債項目，採用資產負債表日的即期匯率折算，股東權益中除未分配利潤項目外，其他項目採用發生時的即期匯率折算。境外經營的利潤表中的收入與費用項目，按年度平均匯率折算。上述折算產生的外幣報表折算差額，在股東權益中以單獨項目列示。

外幣現金流量以及境外子公司的現金流量按年度平均匯率折算。匯率變動對現金的影響額，在現金流量表中單獨列示。

(4) 現金及現金等價物

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的存款，現金等價物是指持有的期限短、流動性強、易於轉換為已知金額現金及價值變動風險很小的投資。

(5) 金融資產

金融資產於初始確認時分類為：以公允價值計量且其變動計入當期損益的金融資產、應收款項、可供出售金融資產和持有至到期投資。金融資產的分類取決於本集團對金融資產的持有意圖和持有能力。

(a) 以公允價值計量且其變動計入當期損益的金融資產

以公允價值計量且其變動計入當期損益的金融資產包括持有目的為短期內出售的金融資產，該資產在資產負債表中以交易性金融資產列示。

(b) 應收款項

應收款項是指在活躍市場中沒有報價、回收金額固定或可確定的非衍生金融資產，包括應收賬款和其他應收款等(附註四(6))。

(c) 可供出售金融資產

可供出售金融資產包括初始確認時即被指定為可供出售的非衍生金融資產及未被劃分為其他類的金融資產。自資產負債表日起12個月內將出售的可供出售金融資產在資產負債表中列示為其他流動資產。

(d) 持有至到期投資

持有至到期投資是指到期日固定、回收金額固定或可確定，且管理層有明確意圖和能力持有至到期的非衍生金融資產。自資產負債表日起12個月內到期的持有至到期投資在資產負債表中列示為其他流動資產或一年內到期的非流動資產。

(e) 確認和計量

金融資產於本集團成為金融工具合同的一方時，按公允價值在資產負債表內確認。以公允價值計量且其變動計入當期損益的金融資產，取得時發生的相關交易費用直接計入當期損益。其他金融資產的相關交易費用計入初始確認金額。當某項金融資產收取現金流量的合同權利已終止或與該金融資產所有權上幾乎所有的風險和報酬已轉移至轉入方的，終止確認該金融資產。

以公允價值計量且其變動計入當期損益的金融資產和可供出售金融資產按照公允價值進行後續計量，但在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資，按照成本計量；應收款項以及持有至到期投資採用實際利率法，以攤餘成本計量。

以公允價值計量且其變動計入當期損益的金融資產的公允價值變動計入公允價值變動損益；在資產持有期間所取得的利息或現金股利以及在處置時產生的處置損益，計入當期損益。

除減值損失及外幣貨幣性金融資產形成的匯兑損益外，可供出售金融資產公允價值計入股東權益，待該金融資產終止確認時，原直接計入權益的公允價值變動累計額轉入當期損益。可供出售債務工具投資在持有期間按實際利率法計算利息，計入投資收益；可供出售權益工具投資的現金股利，於被投資單位宣告發放股利時計入投資收益。

(f) 金融資產減值

除以公允價值計量且其變動計入當期損益的金融資產外，本集團於資產負債表日對金融資產的賬面價值進行檢查，如果有客觀證據表明某項金融資產發生減值的，計提減值準備。

以攤餘成本計量的金融資產發生減值時，按預計未來現金流量(不包括尚未發生的未來信用損失)現值低於賬面價值的差額，計提減值準備。如果有客觀證據表明該金融資產價值已恢復，且客觀上與確認該損失後發生的事項有關，原確認的減值損失予以轉回，計入當期損益。

(5) 金融資產(續)

(f) 金融資產減值(續)

當可供出售金融資產的公允價值發生較大幅度或非暫時性下降，原直接計入股東權益的因公允價值下降形成的累計損失計入減值損失。對已確認減值損失的可供出售債務工具投資，在期後公允價值上升且客觀上與確認原減值損失確認後發生的事項有關的，原確認的減值損失予以轉回，計入當期損益。對已確認減值損失的可供出售權益工具投資，在期後公允價值上升且客觀上與確認原減值損失確認後發生的事項有關的，原確認的減值損失予以轉回，直接計入股東權益。在活躍市場中沒有報價且其公允價值不能可靠計量的權益工具投資發生的減值損失，如果在以後期間價值得以恢復，也不予轉回。

(6) 應收款項

應收款項包括應收賬款、其他應收款等。本集團對外銷售商品或提供勞務形成的應收賬款，按從購貨方應收的合同或協議價款的公允價值作為初始確認金額。應收款項採用用實際利率法，以攤餘成本減去壞賬準備後的淨額列示。

對於單項金額重大的應收款項，當存在客觀證據表明本集團將無法按應收款項的原有條款收回所有款項時，根據其預計未來現金流量現值低於其賬面價值的差額，單獨進行減值測試，計提壞賬準備。

對於單項金額非重大的應收款項，與經單獨測試後未減值的應收款項一起按信用風險特征劃分為若干組合，根據以前年度與之相同或相類似的、具有類似信用風險特征的應收賬款組合的實際損失率為基礎，結合現時情況確定本年度各項組合計提壞賬準備的比例，據此計算本年度應計提的壞賬準備。

本集團向金融機構轉讓不附追索權的應收賬款，按交易款項扣除已轉銷應收賬款的賬面價值和相關稅費後的差額計入當期損益。

(7) 存貨

存貨包括原材料、在產品、產成品和周轉材料等，按成本與可變現淨值孰低列示。

存貨發出時的成本按加權平均法核算，產成品和在產品成本包括原材料、直接人工以及在正常生產能力下按照一定方法分配的製造費用。

存貨跌價準備按存貨成本高於其可變現淨值的差額計提。可變現淨值按日常活動中，以存貨的估計售價減去至完工時估計將要發生的成本、估計的銷售費用以及相關稅費後的金額確定。

本集團的存貨盤存制度為永續盤存制。

(8) 長期股權投資

長期股權投資包括本公司對子公司的股權投資、本集團對聯營企業的股權投資以及本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資。

(a) 子公司

子公司是指本集團能夠對其實施控制，即有權決定其財務和經營政策，並能據以從其經營活動中獲取利益的被投資單位。在確定能否對被投資單位實施控制時，被投資單位當期可轉換公司債券、當期可執行認股權證等潛在表決權因素亦同時予以考慮。對子公司投資，在本公司個別財務報表中按照成本法確定的金額列示，在編製合並財務報表時按權益法調整後進行合並。

(8) 長期股權投資(續)

(a) 子公司(續)

採用成本法核算的長期股權投資按照初始投資成本計量。被投資單位宣告分派的現金股利或利潤，確認為當期投資收益。確認的投資收益，僅限於被投資單位接受投資後產生的累積淨利潤的分配額，所獲得的利潤或現金股利超過上述數額的部分作為初始投資成本的收回。

(b) 聯營企業

聯營企業是指本集團對其財務和經營決策具有重大影響的被投資單位。

對聯營企業投資按照實際成本進行初始計量，並採用權益法進行後續計量。初始投資成本大於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額包含在初始投資成本中；初始投資成本小於投資時應享有被投資單位可辨認淨資產公允價值份額的，其差額計入當期損益，同時調整長期股權投資成本。

採用權益法核算時，本集團按應享有或應分擔的被投資單位的淨損益份額確認當期投資損益。確認被投資單位發生的淨虧損，以長期股權投資的賬面價值以及其他實質上構成對被投資單位淨投資的長期權益減記至零為限，但本集團負有承擔額外損失義務且符合或有事項準則所規定的預計負債確認條件的，繼續確認投資損失和預計負債。被投資單位除淨損益以外股東權益的其他變動，在持股比例不變的情況下，本集團按照持股比例計算應享有或承擔的部分直接計入資本公積。被投資單位分派的利潤或現金股利於宣告分派時按照本集團應分得的部分，相應減少長期股權投資的賬面價值。本集團與被投資單位之間的交易產生的未實現損益在本集團擁有被投資單位的權益範圍內予以抵銷，但該交易所轉讓的資產發生減值的，相應的未實現損失不予抵銷。

(c) 其他長期股權投資

其他本集團對被投資單位不具有控制、共同控制或重大影響，並且在活躍市場中沒有報價、公允價值不能可靠計量的長期股權投資，採用成本法核算。

(d) 長期股權投資減值

當長期股權投資的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(14))。

(9) 固定資產

固定資產包括房屋及建築物、機器設備、運輸工具、計算機及電子設備以及辦公設備等。購置或新建的固定資產按取得時的實際成本進行初始計量。本公司在進行公司制改建時，國有股股東投入的固定資產，按國有資產管理部門確認的評估值作為入賬價值。

與固定資產有關的後續支出，在相關的經濟利益很可能流入本集團且其成本能夠可靠的計量時，計入固定資產成本；對於被替換的部分，終止確認其賬面價值；所有其他後續支出於發生時計入當期損益。

固定資產折舊採用年限平均法並按其入賬價值減去預計淨殘值後在預計使用壽命內計提。對計提了減值準備的固定資產，則在未來期間按扣除減值準備後的賬面價值及依據尚可使用年限確定折舊額。

(9) 固定資產(續)

固定資產的預計使用年限、淨殘值率及年折舊率列示如下：

	預計使用年限	預計淨殘值率	年折舊率
房屋及建築物	20-40年	3%-5%	2.4%-4.9%
機器設備	5-14年	3%-5%	6.8%-19.4%
運輸設備	5-12年	3%-5%	7.9%-19.4%
其他設備	5-10年	3%-5%	9.5%-19.4%

於每年年度終了，對固定資產的預計使用壽命、預計淨殘值和折舊方法進行覆核並作適當調整。

當固定資產的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(14))。

符合持有待售條件的固定資產，以賬面價值與公允價值減去處置費用孰低的金額列示。公允價值減去處置費用低於原賬面價值的金額，確認為資產減值損失。

當固定資產被處置、或者預期通過使用或處置不能產生經濟利益時，終止確認該固定資產。固定資產出售、轉讓、報廢或毀損的處置收入扣除其賬面價值和相關稅費後的金額計入當期損益。

(10) 在建工程

在建工程按實際發生的成本計量。實際成本包括建築費用、其他為使在建工程達到預定可使用狀態所發生的必要支出以及在資產達到預定可使用狀態之前所發生的符合資本化條件的借款費用。在建工程在達到預定可使用狀態時，轉入固定資產並自次月起開始計提折舊。

當在建工程的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(14))。

(11) 無形資產

無形資產包括土地使用權、商標使用權、電腦軟件及專有技術等，以實際成本計量。公司制改建時國有股股東投入的無形資產，按國有資產管理部門確認的評估值作為入賬價值。

(a) 土地使用權

土地使用權按使用年限50年平均攤銷。外購土地及建築物的價款難以在土地使用權與建築物之間合理分配的，全部作為固定資產。

(b) 商標使用權

商標使用權主要包括本集團於1993年6月16日重組時，由原有股東作為資本投入的「青島啤酒」商標。該商標使用權是以中國國家國有資產管理局認定的評估值入賬，在2006年12月31日前採用直線法按40年平均攤銷，2007年1月1日後不再進行攤銷(附註五(2))。其他商標使用權是於收購子公司時取得，按其預計使用年限按5至10年平均攤銷。

(c) 電腦軟件

電腦軟件按預計使用年限平均攤銷。

(d) 專有技術

專有技術按照預計使用年限10年平均攤銷。

(e) 無形資產減值

當無形資產的可收回金額低於其賬面價值時，賬面價值減記至可收回金額(附註四(14))。

(f) 定期覆核使用壽命和攤銷方法

對使用壽命有限的無形資產的預計使用壽命及攤銷方法於每年年度終了進行覆核並作適當調整。

(12) 商譽

商譽為股權投資成本超過應享有的被投資單位於投資取得日的可辨認淨資產公允價值份額的差額，或者為非同一控制下企業合並成本超過企業合並中取得的被購買方可辨認淨資產於購買日的公允價值份額的差額。

企業合並形成的商譽在合並財務報表上單獨列示。購買聯營企業股權投資成本超過投資時應享有被投資單位的公允價值份額的差額，包含於長期股權投資。

企業合並形成的商譽至少每年進行減值測試。減值測試時，商譽的賬面價值根據企業合並的協同效應分攤至受益的資產組或資產組組合。資產組或資產組組合的減值會計政策見附註四(14)資產減值。期末商譽按成本減去累計減值損失後的淨額列示。

(13) 長期待攤費用

長期待攤費用包括經營租入固定資產改良及其他已經發生但應由本期和以後各期負擔的分攤期限在一年以上的各項費用，按預計受益期間分期平均攤銷，並以實際支出減去累計攤銷後的淨額列示。

(14) 資產減值

在財務報表中單獨列示的商譽和使用壽命不確定的無形資產，無論是否存在減值跡象，至少每年進行減值測試。固定資產、無形資產及長期股權投資等，於資產負債表日存在減值跡象的，進行減值測試。減值測試結果表明資產的可收回金額低於其賬面價值的，按其差額計提減值準備並計入減值損失。可收回金額為資產的公允價值減去處置費用後的淨額與資產預計未來現金流量的現值兩者之間的較高者。資產減值準備按單項資產為基礎計算並確認，如果難以對單項資產的可收回金額進行估計的，以該資產所屬的資產組確定資產組的可收回金額。資產組是能夠獨立產生現金流入的最小資產組合。

上述資產減值損失一經確認，如果在以後期間價值得以恢復，也不予轉回。

(15) 借款費用

發生的可直接歸屬於需要經過相當長時間的購建活動才能達到預定可使用狀態之固定資產的購建的借款費用，在資產支出及借款費用已經發生、為使資產達到預定可使用狀態所必要的購建活動已經開始時，開始資本化並計入該資產的成本。當購建的資產達到預定可使用狀態時停止資本化，其後發生的借款費用計入當期損益。如果資產的購建活動發生非正常中斷，並且中斷時間連續超過3個月，暫停借款費用的資本化，直至資產的購建活動重新開始。

(16) 借款

借款按公允價值扣除交易成本後的金額進行初始計量，並採用實際利率法按攤餘成本進行後續計量。於資產負債表日起12個月(含12個月)內償還的借款為短期借款，其餘借款為長期借款。

(17) 職工薪酬

職工薪酬主要包括工資、獎金、津貼和補貼、職工福利費、社會保險費及住房公積金、工會經費和職工教育經費等其他與獲得職工提供的服務相關的支出。

於職工提供服務的期間確認應付的職工薪酬，並根據職工提供服務的受益對象計入相關資產成本和費用。

(18) 預計負債

因產品質量保證、虧損合同等形成的現時義務，其履行很可能導致經濟利益的流出，在該義務的金額能夠可靠計量時，確認為預計負債。對於未來經營虧損，不確認預計負債。

預計負債按照履行相關現時義務所需支出的最佳估計數進行初始計量，並綜合考慮與或有事項有關的風險、不確定性和貨幣時間價值等因素。貨幣時間價值影響重大的，通過對相關未來現金流出進行折現後確定最佳估計數；因隨著時間推移所進行的折現還原而導致的預計負債賬面價值的增加金額，確認為利息費用。

於資產負債表日，對預計負債的賬面價值進行覆核並作適當調整，以反映當前的最佳估計數。

(19) 遞延所得税資產和遞延所得税負債

遞延所得税資產和遞延所得税負債根據資產和負債的計税基礎與其賬面價值的差額(暫時性差異)計算確認。對於按照税法規定能夠於以後年度抵減應納税所得額的可抵扣虧損，視同暫時性差異確認相應的遞延所得税資產。對於商譽的初始確認產生的暫時性差異，不確認相應的遞延所得税負債。對於既不影響會計利潤也不影響應納税所得額(或可抵扣虧損)的非企業合並的交易中產生的資產或負債的初始確認形成的暫時性差異，不確認相應的遞延所得税資產和遞延所得税負債。於資產負債表日，遞延所得税資產和遞延所得税負債，按照預期收回該資產或清償該負債期間的適用税率計量。

遞延所得税資產的確認以本集團很可能取得用來抵扣可抵扣暫時性差異、可抵扣虧損和税款抵減的應納税所得額為限。

對子公司、聯營企業投資相關的暫時性差異產生的遞延所得税資產和遞延所得税負債，予以確認。但本集團能夠控制暫時性差異轉回的時間且該暫時性差異在可預見的未來很可能不會轉回的，不予確認。

(20) 收入確認

收入的金額按照本集團在日常經營活動中銷售商品和提供勞務時，已收或應收合同或協議價款的公允價值確定。收入按扣除增值税、商業折扣、銷售折讓及銷售退回的淨額列示。

與交易相關的經濟利益能夠流入本集團、相關的收入能夠可靠計量且滿足下列各項經營活動的特定收入確認標準時，確認相關的收入。

(a) 銷售商品

本集團生產啤酒產品並銷售予各地經銷商。本集團將啤酒產品按照協議合同規定運至約定交貨地點，由經銷商確認接收後，確認銷售收入。產品交付後，經銷商具有自行銷售啤酒產品的權利並承擔毀損的風險，本集團不再對售出的啤酒產品實施有效控制。

(b) 讓渡資產使用權

利息收入按照時間比例為基礎採用實際利率計算確定。

經營租賃收入按照直線法在租賃期內確認。

(21) 租賃

實質上轉移了與資產所有權有關的全部風險和報酬的租賃為融資租賃。其他的租賃為經營租賃。

(a) 經營租賃

經營租賃的租金支出在租賃期內按照直線法計入相關資產成本或當期損益。

(b) 融資租賃

按租賃資產的公允價值與最低租賃付款額的現值兩者中較低者作為租入資產的入賬價值，租入資產的入賬價值與最低租賃付款額之間的差額為未確認融資費用，在租賃期內按實際利率法攤銷。最低租賃付款額扣除未確認融資費用後的餘額以長期應付款列示。

(22) 股利分配

現金股利於股東大會批准的當期，確認為負債。

(23) 企業合並

(a) 同一控制下的企業合並

合並方支付的合並對價和合並方取得的淨資產均按賬面價值計量。合並方取得的淨資產賬面價值與支付的合並對價賬面價值的差額，調整資本公積。資本公積不足以沖減的，調整留存收益。

為進行企業合並發生的直接相關費用於發生時計入當期損益。

(b) 非同一控制下的企業合並

購買方的合並成本和購買方在合並中取得的可辨認淨資產按購買日的公允價值計量。合並成本大於合並中取得的被購買方於購買日可辨認淨資產公允價值份額的差額，確認為商譽；合並成本小於合並中取得的被購買方可辨認淨資產公允價值份額的差額，計入當期損益。

為進行企業合並發生的直接相關費用計入企業合並成本。

(24) 合並財務報表的編製方法

合並財務報表的合並範圍包括本公司及子公司。

從取得子公司的實際控制權之日起，本集團開始將其予以合並；從喪失實際控制權之日起停止合並。集團內所有重大往來餘額、交易及未實現利潤在合並財務報表編製時予以抵銷。子公司的股東權益中不屬於母公司所擁有的部分作為少數股東權益在合並財務報表中股東權益項下單獨列示。

子公司與本公司採用的會計政策或會計期間不一致的，在編製合並財務報表時，按照本公司的會計政策或會計期間對子公司財務報表進行必要的調整。

對於因非同一控制下企業合並取得的子公司，在編製合並財務報表時，以購買日可辨認淨資產公允價值為基礎對其個別財務報表進行調整；對於因同一控制下企業合並取得的子公司，在編製合並財務報表時，視同該企業合並於報告期最早期間的期初已經發生，從報告期最早期間的期初起將其資產、負債、經營成果和現金流量納入合並財務報表，且其合並日前實現的淨利潤在合並利潤表中單列項目反映。

(25) 分部報告

業務分部是指本集團內可區分的、能夠提供單項或一組相關產品或勞務的組成部分，該組成部分承擔了不同於其他組成部分的風險和報酬。地區分部是指本集團內可區分的、能夠在一個特定的經濟環境內提供產品或勞務的組成部分，該組成部分承擔了不同於在其他經濟環境內提供產品或勞務的組成部分的風險和報酬。

本集團以地區分部為主要報告形式，以業務分部為次要報告形式。分部間轉移價格參照市場價格確定，與各分部共同使用的資產相關的費用按照收入比例在不同的分部之間分配。

(26) 終止經營

終止經營為已被處置的、於經營上和編製財務報表時能夠在本集團內單獨區分的組成部分。

(27) 金融工具公允價值的確定

存在活躍市場的金融工具，以活躍市場中的報價確定其公允價值。不存在活躍市場的金融工具，採用估值技術確定其公允價值。估值技術包括參考熟悉情況並自愿交易的各方最近進行的市場交易中使用的價格、參照實質上相同的其他金融資產的當前公允價值、現金流量折現法等。採用估值技術時，盡可能最大程度使用市場參數，減少使用與本集團特定相關的參數。

(28) 重要會計估計和判斷

本集團根據歷史經驗和其它因素，包括對未來事項的合理預期，對所採用的重要會計估計和關鍵假設進行持續的評價。

(a) 重要會計估計及其關鍵假設

很可能導致下一會計年度資產和負債的賬面價值出現重大調整風險的重要會計估計和關鍵假設列示如下：

(i) 商譽減值準備的會計估計

本集團每年商譽進行減值測試。所含商譽資產組和資產組組合的可收回金額按照使用價值確定，使用價值的計算需要採用會計估計(附註八(10))。

(ii) 固定資產減值準備的會計估計

根據附註四(14)所述的會計政策，本公司應當在資產負債表日對存在減值跡象的房屋建築物、機器設備等固定資產進行減值測試。類似商譽的減值測試，房屋建築物、機器設備等固定資產的可收回價值按照使用價值確定，使用價值的計算需要採用會計估計。

五 重大會計政策及會計估計變更

(1) 會計政策的變更

本公司在編製合並報表時，自2007年1月1日起，參照企業會計準則講解規定，對在合並報表中對子公司提取的法定盈餘公積按照本公司應享有子公司所有者權益的份額予以計提改為不再將已經抵銷的盈餘公積予以調整。此項會計政策變更採用追溯調整法，2006年12月31日的會計報表已重新表述。該會計政策變更導致2006年1月1日合並累計未分配利潤增加209,575,502元、合並盈餘公積較少209,575,502元；導致2007年1月1日合並累計未分配利潤增加236,202,664元，合並盈餘公積減少236,202,664元。

五 重大會計政策及會計估計變更(續)

(2) 會計估計的變更

本公司無形資產中的「青島啤酒」商標使用權，原預計使用壽命為40年，按直線法進行攤銷。根據對啤酒行業未來發展的預期和公司行業地位的分析，管理層現認為該商標使用權的使用壽命不確定，於2007年1月1日起不再進行攤銷，改為在每個會計期間進行減值測試。該會計估計變更採用未來適用法。2007年1-6月採用新方法後因減少攤銷費用導致本期淨利潤增加1,250,000元。

六 稅項

本集團本年度適用的主要稅種及其稅率列示如下：

稅種	稅率	計稅基礎	
企業及地方所得稅	15-33%	應納稅所得額	
增值稅	17%	啤酒產品，按應納稅銷售額的17%扣除當期允許抵扣的進項稅後的餘額計繳	
消費稅	不適用	啤酒產品售價	單位消費稅
		人民幣3,000元／噸及以上	人民幣250元／噸
		人民幣3,000元／噸以下	人民幣220元／噸

(a) 企業及地方所得稅

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
中國企業及地方所得稅*(1)*	**147,541,650**	123,294,677
香港利得稅*(2)*	**3,772,914**	1,994,665
遞延所得稅資產及負債變動*(3)*	**(7,752,447)**	(12,206,929)
	143,562,117	113,082,413

(1) 中國企業及地方所得稅

根據國家稅務總局在1994年4月18日發出的批文，自本公司成立日起及在新的企業所得稅法有特別說明之前，本公司的所得稅暫按15%的稅率徵收，直至另行通知。

青島啤酒(廈門)有限公司被確認為外商投資企業，可自彌補以前年度累計虧損後的首個獲利年度起，享受兩免三減半的稅收優惠政策。本年度為廈門公司的第四個獲利年度，因此本年度廈門公司按7.5%計算繳納所得稅。

深圳市青島啤酒華南營銷有限公司、深圳市青島啤酒華南投資有限公司、深圳青島啤酒朝日有限公司、青島啤酒(珠海)有限公司及廈門青島啤酒東南營銷有限公司因分別設立於深圳、珠海及廈門經濟特區，本年度按有關稅法以15%計算繳納所得稅。

本集團內其他於中國成立及營運的子公司的企業所得稅按應納稅所得額的33%計算繳納。

全國人民代表大會於2007年3月16日通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，新所得稅法將自2008年1月1日起施行。本公司適用的企業所得稅率自2008年1月1日調整為25%。由於具體的實施細則和管理辦法尚未出台，目前尚不能就新所得稅法的實施對上述享受稅收優惠之子公司帶來的未來財務影響做出合理評估。

(a) 企業及地方所得稅(續)

(1) 中國企業及地方所得稅(續)

2007年7月5日，本公司通過新聞媒體獲悉國家稅務總局在其發佈的通知中要求有關地方稅務機關，對1993年9家境外上市公司已到期優惠政策仍在執行的，必須立即予以糾正。對於以往年度適用已到期稅收優惠政策所產生的所得稅差異，要按照《稅收徵收管理法》的相關規定處理。為此，本公司於2007年7月6日在境內外上市地交易所網站及境內報章就該事項刊登了公告。至本報告披露之時，本公司尚未收到稅務機關要求本公司調整所得稅稅率的通知，因此，本報告期繼續按照15%的所得稅稅率計提企業所得稅，與上一財政年度相同。如果本公司企業所得稅稅率調整為33%，本期所得稅費用將增加人民幣約73,289,000元。本公司將繼續與稅務機關密切聯系並對由此可能給本公司造成的財務影響進行評估，待稅收政策明確後，本公司將及時做出調整。

(2) 香港利得稅

香港利得稅乃根據本期間估計的應納稅所得額按17.5%之稅率計算繳納。

(3) 遞延所得稅資產及負債變動

考慮到部分子公司仍處於虧損狀態，因此部分遞延所得稅資產的變現性具有較大的不確定性，本集團未對於2008年至2012年的五年內按稅法規定可抵扣應納稅所得額的累計虧損而產生的遞延所得稅資產約409,754,000元(2006年12月31日：495,299,000元)予以確認。此外，由於對應收款項、存貨及固定資產計提資產減值準備而產生的遞延所得稅資產因部分子公司仍處於虧損狀態，該等遞延所得稅資產的變現性具有較大的不確定性，因此，本集團亦未對該等遞延稅款約203,728,000元(2006年12月31日：258,607,000元)予以確認。

(b) 增值稅

根據《中華人民共和國增值稅暫行條例》，本集團按產品銷售收入的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及半成品等支付的進項增值稅可抵扣銷項增值稅。增值稅應納稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

(c) 消費稅

本集團生產、委托加工或進口的啤酒，須繳納消費稅，其中每噸啤酒出廠價格(含包裝物及包裝物押金)在3,000元及以上的，單位消費稅額為每噸250元，其他啤酒按每噸220元繳納消費稅。

七 子公司

(1) 非同一控制下的企業合並及其他方式取得的子公司

被投資單位名稱	註冊資本	註冊地點 (萬元)	業務性質及經營範圍	本公司持有權益比例(%) 直接	間接	本公司表決權比例(%) 直接	間接
深圳市青島啤酒華南投資有限公司(「華南投資」)	中國深圳	人民幣20,000	投資	95%	—	95%	—
青島啤酒(珠海)有限公司	中國珠海	人民幣6,000	國內啤酒生產及銷售	—	74.72%	—	74.72%
青島啤酒(三水)有限公司	中國三水	人民幣4,134	國內啤酒生產及銷售	—	71.25%	—	71.25%
青島啤酒(郴州)有限公司(「郴州公司」)	中國郴州	人民幣7,000	國內啤酒生產及銷售	88.80%	—	88.80%	—
青島啤酒(黃石)有限公司	中國黃石	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(恩施)有限公司	中國恩施	人民幣500	國內啤酒生產及銷售	—	90.25%	—	90.25%
深圳青島啤酒朝日有限公司(「深朝日」)	中國深圳	美元3,000	啤酒生產及銷售	51%	—	51%	—
深圳市青島啤酒華南營銷有限公司(「華南營銷」)	中國深圳	人民幣2,000	國內啤酒貿易	95%	—	95%	—
南寧青島啤酒有限公司(「南寧公司」)	中國南寧	人民幣73,000	國內生產及銷售啤酒	—	71.25%	—	71.25%
青島啤酒(長沙)有限公司(「長沙公司」)	中國長沙	人民幣6,800	國內啤酒生產及銷售	70%	28.50%	70%	28.50%
青島啤酒華東控股有限公司(「華東控股公司」)	中國上海	人民幣10,000	投資	95%	—	95%	—
青島啤酒華東上海銷售有限公司	中國上海	人民幣300	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東南京銷售有限公司	中國南京	人民幣100	國內啤酒貿易	—	93.88%	—	93.88%
青島啤酒(上海)有限公司	中國上海	人民幣5,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(蕪湖)有限公司	中國蕪湖	人民幣2,000	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島啤酒(馬鞍山)有限公司	中國馬鞍山	人民幣500	國內啤酒生產及銷售	—	91.25%	—	91.25%
青島啤酒上海松江有限公司(「松江公司」)	中國上海	美元3,664	國內啤酒生產及銷售	75%	—	75%	—
青島啤酒(蘇州)有限公司(「蘇州公司」)	中國太倉	人民幣500	國內啤酒生產及貿易	10%	85.50%	10%	85.50%
青島啤酒華東杭州銷售有限公司	中國杭州	人民幣100	國內啤酒貿易	—	94.05%	—	94.05%
青島啤酒華東蘇州銷售有限公司	中國蘇州	人民幣300	國內啤酒貿易	—	76.00%	—	76.00%
青島啤酒(壽光)有限公司(「壽光公司」)	中國壽光	人民幣6,061	國內啤酒生產及銷售	99%	—	99%	—
青島啤酒(濰坊)有限公司	中國濰坊	人民幣500	國內啤酒生產及銷售	—	69.83%	—	69.83%
青島啤酒第三有限公司(「第三公司」)	中國青島	人民幣1,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(徐州)淮海營銷有限公司(「淮海營銷公司」)	中國徐州	人民幣5,500	國內啤酒貿易	100%	—	100%	—
青島啤酒(徐州)有限公司	中國沛縣	人民幣3,934	國內啤酒生產及銷售	—	66%	—	66%
青島啤酒(徐州彭城)有限公司	中國彭城	人民幣500	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(薛城)有限公司	中國薛城	人民幣4,500	國內啤酒生產及銷售	—	85%	—	85%
青島啤酒(滕州)有限公司	中國滕州	人民幣1,500	國內啤酒生產及銷售	—	95%	—	95%
青島啤酒(荷澤)有限公司	中國荷澤	人民幣1,000	國內啤酒生產及銷售	—	90%	—	90%
青島啤酒(宿遷)有限公司	中國宿遷	人民幣1,000	國內啤酒生產及貿易	—	95%	—	95%
青島啤酒(台兒莊)麥芽有限公司	中國台兒莊	人民幣500	國內麥芽製造及貿易	—	86.20%	—	86.20%
北京青島啤酒三環有限公司(「三環公司」)	中國北京	美元2,890	國內啤酒生產及貿易	29%	25%	29%	25%
北京五星青島啤酒有限公司(「五星公司」)	中國北京	人民幣86,200	國內啤酒生產及銷售	37.64%	25%	37.64%	25%
青島啤酒(廊坊)有限公司	中國廊坊	人民幣2,000	國內啤酒生產及銷售	—	72.30%	—	72.30%
青島啤酒西安有限責任公司(「西安公司」)	中國西安	人民幣28,790	國內啤酒生產及銷售	76.10%	—	76.10%	—
青島啤酒渭南有限責任公司(「渭南公司」)	中國渭南	人民幣5,000	國內啤酒生產及銷售	28%	54.79%	28%	54.79%
青島啤酒(甘肅)農墾股份有限公司(「甘肅農墾」)	中國蘭州	人民幣17,442	國內啤酒生產及銷售	—	42.24%	—	42.24%
青島啤酒武威有限責任公司	中國蘭州	人民幣3,610	國內啤酒生產及銷售	—	42.12%	—	42.12%
青島啤酒漢斯寶雞有限公司	中國寶雞	人民幣3000	國內啤酒生產及銷售	—	78.78%	—	78.78%
青島啤酒(鞍山)有限公司(「鞍山公司」)	中國鞍山	人民幣5,000	國內啤酒生產及銷售	60%	—	60%	—
青島啤酒(興凱湖)有限公司(「興凱湖公司」)	中國雞西	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(密山)有限公司(「密山公司」)	中國密山	人民幣2,000	國內啤酒生產及銷售	95%	—	95%	—

(1) 非同一控制下的企業合並及其他方式取得的子公司(續)

被投資單位名稱	註冊資本	註冊地點 (萬元)	業務性質及經營範圍	本公司持有權益比例(%) 直接	間接	本公司表決權比例(%) 直接	間接
青島啤酒(哈爾濱)有限公司(「哈爾濱公司」)	中國哈爾濱	人民幣2,200	國內啤酒生產及銷售	95%	—	95%	—
青島啤酒(蓬萊)有限公司(「蓬萊公司」)	中國蓬萊	人民幣3,750	國內啤酒生產及銷售	80%	—	80%	—
青島啤酒(榮成)有限公司(「榮成公司」)	中國榮成	人民幣2,000	國內啤酒生產及銷售	70%	—	70%	—
青島啤酒進出口有限責任公司(「進出口公司」)	中國青島	人民幣1,100	進出口啤酒貿易	97.73%	—	97.73%	—
青島啤酒(第五)有限公司(「第五公司」)	中國青島	人民幣3,461	國內啤酒生產及銷售	93.79%	—	93.79%	—
青島啤酒開發有限公司(「開發公司」)	中國青島	人民幣132	國內啤酒貿易	100%	—	100%	—
青島啤酒魯中(日照)營銷有限公司(「魯中營銷公司」)	中國日照	人民幣5,500	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(平原)有限公司	中國平原	人民幣500	國內啤酒生產及銷售	—	89.78%	—	89.78%
青島啤酒(日照)有限公司	中國日照	人民幣1,000	國內啤酒生產及銷售	—	94.76%	—	94.76%
成都青島啤酒西南營銷有限公司(「西南營銷公司」)	中國成都	人民幣10,000	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(重慶)有限公司	中國重慶	人民幣700	國內啤酒生產及銷售	—	94.76%	—	94.76%
青島啤酒(溫州)有限公司	中國溫州	人民幣11,111	國內啤酒生產及銷售	—	94.76%	—	94.76%
青島啤酒(台州)有限公司	中國台州	人民幣1,000	國內啤酒生產及銷售	—	90.25%	—	90.25%
青島啤酒(香港)貿易有限公司(「香港公司」)	中國香港	港幣4,050	香港啤酒貿易	100%	—	100%	—
青島啤酒(漢中)有限公司	中國漢中	人民幣2,941	國內啤酒生產及貿易	—	50.23%	—	50.23%
青島啤酒(南京)有限公司(「南京公司」)	中國南京	美元500	國內啤酒生產及貿易	75%	—	75%	—
北京青島啤酒北方銷售公司(「北方銷售」)	中國北京	人民幣2,998	國內啤酒貿易	80%	10.84%	80%	10.84%
哈爾濱東北青島啤酒銷售有限公司(「東北銷售」)	中國哈爾濱	人民幣1,000	國內啤酒貿易	85%	14.25%	85%	14.25%
青島啤酒(嶗山)有限公司(「嶗山公司」)	中國青島	人民幣1,664	國內啤酒生產及貿易	50%	46.90%	50%	46.90%
青島啤酒(滕州)淮海銷售有限公司	中國滕州	人民幣50	國內啤酒貿易	—	90.00%	—	90.00%
青島啤酒(隨州)有限公司	中國隨州	人民幣2,400	國內啤酒生產及銷售	—	85.50%	—	85.50%
青島翔宏商務有限公司(「翔宏商務」)	中國青島	人民幣600	汽車租賃	95%	—	95%	—
郴州市青島啤酒銷售有限公司	中國郴州	人民幣100	國內啤酒貿易	—	94.69%	—	94.69%
青島啤酒(廈門)有限公司	中國廈門	人民幣9,000	國內啤酒生產及銷售	—	99.81%	—	99.81%
廈門青島啤酒東南營銷有限公司(「東南營銷公司」)	中國廈門	人民幣11,000	國內啤酒貿易	95%	4.75%	95%	4.75%
青島啤酒(福州)有限公司	中國福州	美元2,683	國內啤酒生產及貿易	—	99.81%	—	99.81%
青島啤酒(漳州)有限公司	中國漳州	人民幣3,888	國內啤酒生產及銷售	—	89.78%	—	89.78%
青島啤酒(濟南)有限公司(「濟南公司」)	中國濟南	人民幣20,000	國內啤酒生產及銷售	100%	—	100%	—
青島啤酒(成都)有限公司(「成都公司」)	中國成都	人民幣15,000	國內啤酒生產及銷售	100%	—	100%	—
青島[illegible]物流有限公司(「[illegible]物流」)	中國青島	人民幣662	倉儲、物流分撥、國際貿易	100%	—	100%	—
青島啤酒榆林有限責任公司	中國榆林	人民幣5,500	國內啤酒生產及貿易	—	82.08%	—	82.08%
青島啤酒海貿倉儲有限公司	中國青島	人民幣1,000	倉儲、加工、運輸	—	53.75%	—	53.75%
青島啤酒(揚州)有限公司(「揚州公司」)	中國揚州	人民幣500	國內啤酒生產及銷售	20%	—	20%	—
馬鞍山市錦山瓶箱回收有限公司	中國馬鞍山	人民幣30	廢舊啤酒包裝物回收再利用	—	91.25%	—	91.25%
滕州天發廢舊瓶回收公司	中國滕州	人民幣30	廢舊啤酒包裝物回收再利用	—	94%	—	94%
徐州[illegible]興隆舊瓶回收有限公司	中國徐州	人民幣60	廢舊啤酒包裝物回收再利用	—	69.17%	—	69.17%
揚州中丹啤酒物資回收有限公司	中國揚州	人民幣100	廢舊啤酒包裝物回收再利用	—	34.25%	—	34.25%
蓬萊舊瓶回收站	中國蓬萊	人民幣52	廢舊啤酒包裝物回收再利用	—	80%	—	80%

八 合併財務報表項目附註

(1) 貨幣資金

	2007年 6月30日 (未經審計)	2006年 12月31日
現金	1,018,798	845,845
銀行存款	2,261,452,826	1,211,996,720
其他貨幣資金	21,491,836	19,924,111
	2,283,963,460	1,232,766,676

其他貨幣資金主要是本集團存入銀行的保證金。

貨幣資金中包括以下外幣餘額：

	2007年6月30日(未經審計)			2006年12月31日		
	外幣金額	匯率	折合人民幣	外幣金額	匯率	折合人民幣
美元	1,950,175	7.6155	14,851,558	2,015,778	7.8087	15,740,606
港元	84,343	0.9744	82,184	10,010	1.0047	10,057
			14,933,742			15,750,663

(2) 應收票據

	2007年 6月30日 (未經審計)	2006年 12月31日
商業承兌匯票	—	10,000,000
銀行承兌匯票	22,858,339	34,978,970
	22,858,339	44,978,970

於2007年6月30日，以上承兌匯票均無用作質押，且均在六個月內到期。

(3) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2006年 12月31日	本期增加 (未經審計)	本期減少 (未經審計)	2007年 6月30日 (未經審計)
應收賬款	351,714,152			339,038,442
減：壞賬準備	(238,341,954)	(4,112,129)	3,517,872	(238,936,211)
	113,372,198			100,102,231

(3) 應收賬款、其他應收款及長期應收款(續)

(a) 應收賬款(續)

應收賬款的賬齡及相應的壞賬準備分析如下：

	2007年6月30日(未經審計)				2006年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
一年以內	107,041,598	31.57%	(9,286,321)	8.68%	99,348,698	28.25%	(2,743,419)	2.76%
一到二年	2,145,591	0.63%	(1,327,742)	61.88%	3,338,073	0.95%	(2,020,638)	60.53%
二到三年	10,625,101	3.13%	(10,366,516)	97.57%	10,578,162	3.01%	(10,345,617)	97.80%
三年以上	219,226,152	64.67%	(217,955,632)	99.42%	238,449,219	67.79%	(223,232,280)	93.62%
	339,038,442	100.00%	(238,936,211)	70.47%	351,714,152	100.00%	(238,341,954)	67.77%

於2007年6月30日，應收賬款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款。

於2007年6月30日，應收賬款前五名債務人欠款金額合計約為90,972,000元(2006年12月31日：116,251,000元)，佔應收賬款總額的24.65%(2006年12月31日：29.48%)。

應收賬款中包括以下外幣餘額：

	2007年6月30日(未經審計)			2006年12月31日		
	外幣金額	匯率	折合人民幣	外幣金額	匯率	折合人民幣
美元	4,670,105	7.6155	35,565,185	4,560,920	7.8087	35,614,853
港元	33,531,215	0.9744	32,672,816	29,509,512	1.0047	29,648,207
加拿大元	259,217	7.1872	1,863,044	240,498	6.6990	1,611,096
			70,101,045			66,874,156

(b) 其他應收款

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
備用金	9,924,977			19,767,523
應收押金	33,195,902			55,507,811
其他	208,610,704			229,012,876
	251,731,583			304,288,210
減：壞賬準備	(71,463,819)	(2,137,839)	391,697	(73,209,961)
	180,267,764			231,078,249

(3) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

其他應收款的賬齡及相應的壞賬準備分析如下：

	2007年6月30日(未經審計)				2006年12月31日			
	金額	佔總額比例	準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
一年以內	192,944,115	63.41%	(676,306)	0.35%	150,279,737	59.70%	(193,000)	0.13%
一到二年	15,885,548	5.22%	(3,105,771)	19.55%	20,596,931	8.18%	(3,293,180)	15.99%
二到三年	15,238,591	5.01%	(4,632,880)	30.40%	15,611,701	6.20%	(3,028,192)	19.40%
三年以上	80,219,956	26.36%	(64,795,004)	80.77%	65,243,214	25.92%	(64,949,447)	99.55%
	304,288,210	100.00%	(73,209,961)	24.06%	251,731,583	100.00%	(71,463,819)	28.39%

於2007年6月30日，其他應收款中無應收持本公司5%(含5%)以上表決權股份的股東的欠款。

於2007年6月30日，其他應收款前五名債務人的欠款金額合計約為31,000,000元(2006年12月31日：36,168,000元)，佔其他應收款總額的10.19%(2006年12月31日：14.37%)。

(c) 長期應收款

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
預付土地款(i)	17,441,647			17,441,647
應收關聯方款項(ii)	42,561,000			30,000,000
	60,002,647			47,441,647
減：壞賬準備	(33,859,880)	—	3,859,880	(30,000,000)
	26,142,767			17,441,647

(i) 原為本公司土地使用權，已因政府城市規劃的需要被青島市政府收回，青島市政府承諾置換另一塊土地給本集團。截至2007年6月30日，新的土地尚未撥付。

(ii) 於2001年度，本集團與青島世紀新科啤酒開發有限公司(「世紀新科」)及本集團的關聯公司—青島啤酒(廣州)總經銷有限公司(合稱「欠款人」)就合計105,000,000元的應收賬款(「欠款」)達成還款協議。根據有關協議，欠款人將於2002年1月1日起按八年分期歸還此項欠款。同時，本集團的關聯公司—青島啤酒集團有限公司(「青啤集團」)對欠款提供了擔保。2007年初，世紀新科決定不再從事啤酒業務。其股東同意以世紀新科的淨資產抵沖對本集團剩餘債務，並引入新經銷商青島新康健啤酒開發有限公司(「新康健公司」)以承接經銷權及相關還款業務。本公司管理層已根據上述安排重新評估了應收賬款的可回收性並相應在2006年度會計報表計提壞賬準備。鑒於本集團與世紀新科的原協議已終止，本集團亦同意青啤集團公司終止其在該協議下之擔保義務。截至2007年6月30日止，本集團已累計收回欠款約71,140,120元，餘下之欠款33,859,880元已全額計提了壞賬準備(淨額為零)，根據新簽訂的合作協議中規定的還款計劃，3,859,880元在應收賬款內反映，30,000,000元在長期應收款內反映。

(4) 預付款項

賬齡	2007年6月30日 金額 (未經審計)	2007年6月30日 比例(%) (未經審計)	2006年12月31日 金額	2006年12月31日 比例(%)
一年以內	**302,176,034**	**99.15%**	233,722,199	99.23%
一到二年	**1,025,050**	**0.34%**	862,991	0.36%
二到三年	**657,853**	**0.22%**	13,246	0.01%
三年以上	**893,268**	**0.29%**	936,811	0.40%
	304,752,205	**100.00%**	235,535,247	100.00%

於2007年6月30日，預付款項餘額中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

於2007年6月30日，賬齡超過一年的預付款項為2,576,171元(2006年12月31日：1,813,048元)主要為購貨支付的定金。

(5) 存貨

	2006年12月31日	本期增加 (未經審計)	本期減少 (未經審計)	**2007年6月30日 (未經審計)**
成本				
原材料	674,093,786	1,666,137,516	(1,653,051,578)	**687,179,724**
包裝物	642,832,353	2,983,344,248	(2,927,927,873)	**698,248,728**
低值易耗品	31,090,405	77,942,490	(68,331,527)	**40,701,368**
委托加工物資	11,839,689	9,354,069	(16,551,976)	**4,641,782**
在產品	198,505,966	1,702,287,829	(1,669,568,455)	**231,225,340**
產成品	135,644,261	8,822,500,518	(8,773,002,006)	**185,142,773**
	1,694,006,460	15,261,566,670	(15,108,433,415)	**1,847,139,715**
減：存貨跌價準備				
原材料	(7,488,409)	(200,000)	293,257	**(7,395,152)**
包裝物	(43,227,682)	(5,584,047)	2,232,675	**(46,579,054)**
產成品	(1,970,931)	—	620,505	**(1,350,426)**
	(52,687,022)	(5,784,047)	3,146,437	**(55,324,632)**
	1,641,319,438			**1,791,815,083**

於2007年6月30日，存貨成本中無借款費用資本化金額(2006年12月31日：無)。

(6) 長期股權投資

	2007年6月30日(未經審計)	2006年12月31日
聯營企業*(a)*	**29,439,889**	21,036,196
其他長期股權投資*(b)*	**15,329,672**	15,656,842
減：長期股權投資減值準備*(c)*	**(10,927,218)**	(10,927,218)
	33,842,343	25,765,820

本集團的長期投資不存在變現及收益匯回的重大限制。

(a) 聯營企業

	佔被投資公司註冊資本比例 2006年12月31日	佔被投資公司註冊資本比例 2007年6月30日(未經審計)	初始投資	追加投資/(出售權益)	累計權益變動數	2006年12月31日	本期追加投資/(出售投資)(未經審計)	本期權益變動數(未經審計)	2007年6月30日(未經審計)
遼寧沈青青島啤酒營銷有限公司	30%	30%	600,000	—	594,883	996,426	—	198,457	1,194,883
青島啤酒朝日飲品有限公司	37.52%	37.52%	36,000,000	8,000,000	(27,332,740)	10,441,423	8,000,000	(1,774,163)	16,667,260
青島啤酒招商物流有限公司	30%	30%	1,500,000	1,500,000	4,943,739	6,243,336	—	1,700,403	7,943,739
青島啤酒歐洲貿易有限公司*	40%	40%	584,166	—	1,144,947	1,450,117	—	278,996	1,729,113
其他	不適用	不適用	1,822,046	(7,224)	90,072	1,904,894	—	—	1,904,894
			40,506,212	9,492,776	(20,559,099)	21,036,196	8,000,000	403,693	29,439,889

* 本集團之母公司和香港公司於2007年4月30日簽訂股權轉讓協議，母公司將持有的40%的權益以賬面價值1,729,113元轉讓給香港公司。

(6) 長期股權投資(續)

(b) 其他長期股權投資

被投資公司名稱	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
天津市青島啤酒銷售有限公司	4,884,300	—	—	**4,884,300**
廣西北海房地產有限公司	3,610,000	—	—	**3,610,000**
青島瀛灞俱樂部	3,985,261	—	—	**3,985,261**
其他	3,177,281	—	(327,170)	**2,850,111**
	15,656,842	—	(327,170)	**15,329,672**

(c) 長期股權投資減值準備

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
天津市青島啤酒銷售有限公司	(4,884,300)	—	—	**(4,884,300)**
廣西北海房地產有限公司	(3,610,000)	—	—	**(3,610,000)**
其他	(2,432,918)	—	—	**(2,432,918)**
	(10,927,218)	—	—	**(10,927,218)**

(7) 固定資產

	房屋及建築物	機器設備	運輸工具	其他設備	合計
原價					
2006年12月31日	3,172,665,214	6,454,474,902	390,353,076	301,095,358	10,318,588,550
在建工程轉入(未經審計)	47,720,777	126,522,534	2,636,006	8,357,324	185,236,641
本期其他增加(未經審計)	23,245,666	46,613,263	16,335,913	15,156,963	101,351,805
本期減少(未經審計)	(8,859,444)	(65,498,574)	(13,213,428)	(6,577,711)	(94,149,157)
2007年6月30日	3,234,772,213	6,562,112,125	396,111,567	318,031,934	10,511,027,839
累計折舊					
2006年12月31日	964,031,043	3,605,722,455	222,254,930	214,293,779	5,006,302,207
本期計提(未經審計)	38,909,811	179,290,950	15,450,789	17,444,504	251,096,054
本期減少(未經審計)	(2,874,595)	(47,929,661)	(10,477,393)	(6,551,227)	(67,832,876)
2007年6月30日	1,000,066,259	3,737,083,744	227,228,326	225,187,056	5,189,565,385
減值準備					
2006年12月31日	46,357,079	355,906,748	22,924,884	—	425,188,711
本期增加(未經審計)	—	50,203,662	—	2,508	50,206,170
本期減少(未經審計)	(1,784,543)	(7,712,413)	(761,029)	—	(10,257,985)
2007年6月30日	44,572,536	398,397,997	22,163,855	2,508	465,136,896
淨額					
2007年6月30日(未經審計)	2,190,133,418	2,426,630,384	146,719,386	92,842,370	4,856,325,558
2006年12月31日	2,162,277,092	2,492,845,699	145,173,262	86,801,579	4,887,097,632

於2007年6月30日,淨值約為39,586,000元(原值約為75,540,000元)的機器設備作為20,000,000元借款(附註八(12))的抵押物。

於2007年6月30日,淨值約為26,827,000元(原值約為83,748,000元)的房屋、建築物及設備由於產品更新等原因暫時閒置。

於2007年6月30日,本集團有淨值約為272,152,000元(原值約為336,941,000元)的房屋建築物的房屋所有權證尚待辦理。經參考法律顧問意見後,本公司董事認為,辦理該等房屋所有權證應不存在實質性的法律障礙,因此對本集團的正常營運構不構成重大影響,亦無須計提固定資產減值準備。此外,本集團部分房屋建築物乃坐落於地方政府劃撥土地上,詳情請參閱附註八(9)。

於2007年6月30日,淨值約為37,657,000元(原值約為1,190,550,000元)的房屋、建築物及設備已提足折舊但仍在繼續使用。

2007年6月30日止六個月計入營業成本、營業費用及管理費用的折舊費用分別約為:223,854,000元、10,103,000元及17,139,000元(2006年6月30日止六個月: 230,057,000元、12,342,000元及19,602,000元)。

本公司之子公司甘肅農墾本期因為產能發揮不足,對固定資產中的機器設備計提了人民幣約50,000,000元的減值準備。

(8) 在建工程

工程名稱	預算數	2006年12月31日	本期增加（未經審計）	本期轉入固定資產（未經審計）	本期其他減少（未經審計）	2007年6月30日（未經審計）	資金來源	工程投入佔預算的比例
一廠生產線改造	18,600,000	13,096	2,122,578	(1,359,540)	(148,165)	627,969	自有資金	11%
二廠生產線改造	118,335,300	60,738,085	33,047,784	(10,163,581)	–	83,622,288	自有資金	79%
麥芽廠生產線改造	1,750,000	1,559,794	–	–	–	1,559,794	自有資金	89%
公司本部小型機安裝	11,000,000	5,640,411	5,241,300	(6,120,280)	–	4,761,431	自有資金	99%
母公司合計		67,951,386	40,411,662	(17,643,401)	(148,165)	90,571,482		
深朝日公司生產線改造	8,300,000	1,919,964	2,378,873	(276,900)	–	4,021,937	自有資金	52%
華南營銷公司建築工程改造	21,000,000	19,876,029	680,000	–	–	20,556,029	自有資金	98%
華南投資公司建築工程	17,860,000	5,022,032	7,523,805	(246,500)	–	12,299,337	自有資金	70%
華南投資公司生產線改造	7,535,560	811,289	7,307,117	(4,538,316)	(66,449)	3,513,641	自有資金	107%
華東控股公司生產線改造	2,970,000	–	1,894,368	–	(60,000)	1,834,368	自有資金	62%
松江公司生產線改造	75,750,700	10,771,595	36,647,064	(9,190,083)	–	38,228,576	自有資金	63%
揚州公司生產線改造	2,768,097	344,993	796,535	(584,491)	(7,817)	549,220	自有資金	41%
壽光公司生產線改造	22,201,080	8,880,236	13,977,850	(22,838,086)	(20,000)	–	自有資金	0%
魯中營銷公司生產線改造	266,520,000	2,408,262	3,832,124	–	(5,000)	6,235,386	自有資金	2%
淮海銷售建築工程	75,648,000	943,130	22,432,369	–	–	23,375,499	自有資金	31%
淮海銷售生產線改造	82,877,400	1,119,989	12,471,023	(3,330,491)	–	10,260,521	自有資金	16%
五星公司生產線改造	840,410	–	860,946	(188,618)	–	672,328	自有資金	102%
三環公司生產線改造	20,645,000	–	4,567,769	–	–	4,567,769	自有資金	22%
漢斯集團建築工程	8,825,000	5,632,264	2,464,966	–	(801,486)	7,295,744	自有資金	83%
漢斯集團生產線改造	218,757,292	103,473,629	61,573,208	(124,085,119)	(680,119)	40,281,599	自有資金	75%
榮城公司生產線改造	500,000	60,000	401,345	–	–	461,345	自有資金	92%
第三公司建築工程	175,000,000	–	9,126,881	–	–	9,126,881	自有資金	5%
濟南公司建築工程	139,133,200	–	90,061,812	–	(37,165,038)	52,896,774	自有資金	38%
濟南公司生產線改造	259,466,800	–	19,958,332	–	–	19,958,332	自有資金	8%
第五公司生產線改造	3,538,214	1,010,421	1,053,390	(779,250)	(243,489)	1,041,072	自有資金	51%
滕州公司生產線改造	5,620,000	684,000	1,942,842	(796,572)	–	1,830,270	自有資金	47%
成都公司建築工程	6,800,000	–	3,152,150	–	–	3,152,150	自有資金	46%
漳州公司生產線改造	178,054,977	3,495,586	37,373,763	(668,317)	(11,619,720)	28,581,312	自有資金	16%
進出口公司建築工程	–	–	70,497	(70,497)	–	–	自有資金	0%
		166,453,419	342,549,029	(167,593,240)	(50,669,118)	290,740,090		
其中：借款費用資本化金額		–	–	–	–	–		
減：在建工程減值準備		(1,115,133)	–	–	–	(1,115,133)		
		233,289,672	382,960,691	(185,236,641)	(50,817,283)	380,196,439		

截至2007年6月30日止六個月無利息資本化金額（截至2006年6月30日止六個月：無）。

(9) 無形資產

	原始金額 (未經審計)	2006年12月31日	本期增加 (未經審計)	本期轉出 (未經審計)	本期攤銷 (未經審計)	2007年6月30日 (未經審計)	累計攤銷額 (未經審計)
土地使用權	792,668,442	644,477,384	194,368	(786,662)	(8,353,227)	635,531,863	(157,136,579)
商標使用權	106,636,726	67,470,517	—	—	(206,372)	67,264,145	(39,372,581)
專有技術	18,629,100	4,323,946	—	—	(931,453)	3,392,493	(15,236,607)
其他	45,244,237	29,936,716	2,792,834	—	(1,467,942)	31,261,608	(13,982,629)
	963,178,505	746,208,563	2,987,202	(786,662)	(10,958,994)	737,450,109	(225,728,396)

於2007年6月30日，並無無形資產作為借款的抵押物(2006年12月31日：無)。

於2007年6月30日，本集團有部分經營設施所處的土地為若干地方政府劃撥予前經營方的劃撥土地，大部分有關地方政府已承諾辦理該等土地出讓手續。在該等土地上的房屋建築物淨值合計約96,155,000元(2006年12月31日：97,945,000元)。本公司董事認為，上述安排對本集團的正常營運並不構成重大影響，本集團亦無須對該等土地支付額外的土地出讓金。本集團正在辦理將該等劃撥土地使用權轉為出讓土地的手續。

本公司董事認為，於2007年6月30日，上述無形資產無重大減值跡象，故未對該等無形資產計提減值準備。

(10) 商譽

	2006年12月31日	本期增加 (未經審計)	本期減少 (未經審計)	2007年6月30日 (未經審計)
商譽	273,877,790	—	—	**273,877,790**
減：減值準備*(a)*	(151,061,489)	—	—	**(151,061,489)**
	122,816,301	—	—	**122,816,301**

(a) 減值準備

本集團根據地區市場及營運將商譽分攤至本集團可辨認的資產組和資產組組合。根據地區分部分攤的商譽金額如下：

	2007年6月30日 (未經審計)	2006年12月31日
南寧公司*(廣西)	**130,895,740**	130,895,740
三環公司／北方銷售*(北京)	**20,165,749**	20,165,749
福州公司／廈門公司／漳州公司／漳州銷售*(東南)	**114,031,330**	114,031,330
其他	**8,784,971**	8,784,971
	273,877,790	273,877,790

資產組和資產組組合的可收回金額是依據獨立第三方評估師或管理層於2006年11月進行的估值所支持的使用價值釐定。該等計算或評估依據管理層批准的五年期預算，採用現金流量預測方法計算。超過該五年期的現金流量採用以下所述的估計增長率作出推算，該增長率不超過中國啤酒業的長期平均增長率。

(10) 商譽(續)

(a) 減值準備(續)

管理層根據歷史經驗及對市場發展的預測確定預算毛利率。所採用的加權平均增長率與行業報告所載的預測數據一致。管理層採用能夠反映相關資產組和資產組組合的特定風險的稅前利率為折現率。上述假設用以分析該業務分部內各資產組和資產組組合的可收回金額。

(11) 長期待攤費用

	原始發生額	2006年 12月31日	本期增加 (未經審計)	本期攤銷 (未經審計)	**2007年 6月30日 (未經審計)**
公司本部廣告費用	3,000,000	1,325,000	—	(150,000)	**1,175,000**
西安公司綠化費用	3,000,000	2,880,000	—	(80,000)	**2,800,000**
進出口公司場地租賃費	3,409,675	1,310,085	678,134	(415,235)	**1,572,984**
北京五星農場佔地費	1,977,047	395,410	—	(197,705)	**197,705**
其他	4,759,299	1,015,380	2,229,499	(225,380)	**3,019,499**
	16,146,021	6,925,875	2,907,633	(1,068,320)	**8,765,188**

(12) 短期借款

	2007年 6月30日 (未經審計)	2006年 12月31日
擔保借款		
—抵押*(a)*	**20,000,000**	16,000,000
—保證*(b)*	**1,000,000**	1,000,000
信用借款	**600,470,066**	582,745,254
	621,470,066	599,745,254

於2007年6月30日,短期擔保借款包括:

(a) 銀行抵押借款20,000,000元(2006年12月31日:16,000,000元)由淨值約為39,586,000元(原值75,540,000元)的機器設備作為抵押物。

(b) 銀行保證借款中有1,000,000元(2006年12月31日:1,000,000元)由母公司提供保證。

2007年1-6月份短期借款的加權平均年利率為5.52%(2006年1-6月份:5.41%)。

上述短期借款中包括外幣借款餘額約443,858,000元(外幣原幣約美元50,000,000元及港幣64,740,000元)。

(13) 交易性金融負債

	2007年 6月30日 (未經審計)	2006年 12月31日
遠期外匯交易合同	**6,265,000**	3,749,000

公司董事認為,上述遠期合同屬非投機性質,其用作套期本公司未償還的美元銀行借款,由於該等工具根據中國準則第22號金融工具的確認和計量之要求,故其按公允價值確認。於期末時持有仍未平倉的該等合約的預估虧損約人民幣2,516,000元已自利潤表扣除。

(14) 應付票據

	2007年 6月30日 (未經審計)	2006年 12月31日
商業承兌匯票	**168,954,671**	180,673,201
銀行承兌匯票	**215,183,677**	69,443,717
	384,138,348	250,116,918

本集團的銀行存款約人民幣18,247,000元(2006年12月31日:人民幣16,391,000元),已作為本集團發行該等票據之抵押。

上述承兌匯票均將於六個月內到期,其中子公司約123,949,000元的銀行承兌匯票由本公司提供保證。

(15) 應付賬款

於2007年6月30日,應付賬款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年6月30日,賬齡超過一年的應付賬款約24,520,000元(2006年12月31日:69,217,000元),均為收購控股子公司時承擔的負債。

(16) 預收款項

於2007年6月30日,預收款項中無預收持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年6月30日,賬齡超過一年的預收賬款約為7,029,000元(2006年12月31日:8,781,000元),主要為預收客戶的購貨訂金,鑒於本集團與該等客戶仍保持著合作關係,該款項尚未結清。

(17) 應付職工薪酬

	2006年 12月31日	本期增加 (未經審計)	本期減少 (未經審計)	2007年 6月30日 (未經審計)
工資、獎金、津貼和補貼	35,397,516	370,088,264	(370,770,024)	**34,715,756**
職工福利費	57,772,472	14,402,652	(71,679,942)	**495,182**
社會保險費	10,328,504	56,278,095	(54,515,585)	**12,091,014**
住房公積金	4,538,878	20,554,895	(20,020,465)	**5,073,308**
工會經費和職工教育經費	37,115,193	18,653,562	(8,773,330)	**46,995,425**
	145,152,563	479,977,468	(525,759,346)	**99,370,685**

(18) 應交稅費

	2007年 6月30日 (未經審計)	2006年 12月31日
應交企業所得稅	92,753,673	51,105,789
應交增值稅	125,232,045	(4,325,544)
應交營業稅	2,939,209	774,234
應交消費稅	222,484,115	157,851,600
應交城市維護建設稅	23,985,272	12,550,910
應交教育費附加	10,565,672	4,477,856
其他	10,823,550	9,809,450
	488,783,536	232,244,295

(19) 應付股利

截至2007年6月30日止，本集團尚未支付股東大會宣布派發的2006年度股利人民幣287,808,219元。

(20) 其他應付款

	2007年 6月30日 (未經審計)	2006年 12月31日
應付設備工程款	61,485,853	71,552,970
應付押金款	483,013,193	371,752,549
其他	1,271,482,451	973,507,259
	1,815,981,497	1,416,812,778

於2007年6月30日，其他應付款中無應付持有本公司5%(含5%)以上表決權股份的股東的款項。

於2007年6月30日，賬齡超過一年的其他應付款約為188,339,884元(2006年12月31日：161,159,815元)，主要為收購子公司時承擔的負債。

(21) 長期借款及一年內到期的長期借款

	2007年 6月30日 (未經審計)	2006年 12月31日
擔保借款 — 保證*(a)*	23,095,664	23,423,028
信用借款	82,000,000	32,000,000
減：一年內到期的長期借款 — 保證*(a)*	(1,881,598)	(2,163,708)
	103,214,066	53,259,320

(21) 長期借款及一年內到期的長期借款(續)

於2007年6月30日，長期擔保借款包括：

(a) 銀行保證借款中有約15,386,000元和7,710,000元分別由北京市發展和改革委員會及中國銀行北京分行提供保證。

長期借款到期日分析如下：

	2007年6月30日(未經審計)	2006年12月31日
一到二年	2,177,023	2,181,368
二到五年	88,531,069	38,544,103
五年以上	12,505,974	12,533,849
	103,214,066	53,259,320

2007年1-6月份長期借款的加權平均年利率為4.68%(2006年度1-6月份：零)。

上述長期借款中包括外幣借款約23,055,000元(外幣原幣約丹麥克郎5,595,000元及歐元1,501,000元)。

(22) 長期應付款及一年內到期的長期應付款

	2007年6月30日(未經審計)	2006年12月31日
應付關聯方借款	116,904,875	120,490,693
應付融資租賃款	9,617,300	—
其他	12,312,387	12,363,833
	138,834,562	132,854,526

長期應付款到期日分析如下：

	2007年6月30日(未經審計)	2006年12月31日
一到二年	119,469,462	120,490,693
二到五年	7,285,117	261,826
五年以上	12,079,983	12,102,007
	138,834,562	132,854,526

一年內到期的長期應付款分析如下：

	2007年6月30日(未經審計)	2006年12月31日
一年內到期的長期應付款	2,564,587	—

(23) 遞延所得稅資產和負債

(a) 遞延所得稅資產

	2007年6月30日(未經審計)		2006年12月31日	
	遞延所得稅資產	可抵扣暫時性差異	遞延所得稅資產	可抵扣暫時性差異
公允價值變動	4,204,004	17,510,433	—	—
預提費用	66,825,454	334,106,360	64,049,308	373,182,172
	71,029,458	351,616,793	64,049,308	373,182,172

(b) 遞延所得稅負債

	2007年6月30日(未經審計)		2006年12月31日	
	遞延所得稅負債	應納稅暫時性差異	遞延所得稅負債	應納稅暫時性差異
公允價值變動	16,602,131	58,023,880	17,374,428	59,680,747

(24) 股本

每股面值人民幣1元

	2007年6月30日		2006年12月31日	
	股數(未經審計)	比例(%)(未經審計)	股數	比例(%)
有限售條件股份				
國家持股	—	—	399,820,000	30.56%
國有法人持股	399,820,000	30.56%	—	—
其他法人持股	17,574,505	1.35%	17,574,505	1.35%
有限售條件股份合計	417,394,505	31.91%	417,394,505	31.91%
無限售條件股份				
境內上市的人民幣普通股	235,755,495	18.02%	235,755,495	18.02%
境外上市的外資股	655,069,178	50.07%	655,069,178	50.07%
無限售條件股份合計	890,824,673	68.09%	890,824,673	68.09%
股份總額	1,308,219,178	100.00%	1,308,219,178	100.00%

請參見附註一有關國有股股權轉讓說明。

(25) 資本公積

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
股本溢價	2,761,471,859	—	—	**2,761,471,859**
其他資本公積				
— 原制度資本公積轉入	93,338,214	—	—	**93,338,214**
	2,854,810,073	—	—	**2,854,810,073**

(26) 盈餘公積

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
法定盈餘公積金	476,721,249	—	—	**476,721,249**

根據《中華人民共和國公司法》、本公司章程及董事會的決議,本公司按年度淨利潤(彌補以前年度虧損後)的10%提取法定盈餘公積金,當法定盈餘公積金累計額達到股本的50%以上時,可不再提取。法定盈餘公積金經有關部門批准後可用於彌補虧損,或者增加股本。除了用於彌補虧損外,法定盈餘公積金於增加股本後,其餘額不得少於股本的25%。

本公司的子公司亦根據《中華人民共和國公司法》及/或公司章程及董事會決議,按年度淨利潤的一定比例提取法定盈餘公積金。本公司自2007年1月1日起,將在合併報表中對子公司提取的法定盈餘公積按照本公司應享有子公司所有者權益的份額予以計提改為不再將已經抵銷的盈餘公積予以調整,並對此項會計政策變更採用了追溯調整法(請參見附註五(1))。

(27) 少數股東權益

歸屬於各子公司少數股東的少數股東權益

	2007年6月30日(未經審計)	2006年12月31日
華南投資	**60,504,306**	46,966,012
深朝日	**156,707,339**	163,259,014
西安公司	**142,061,784**	120,716,647
松江公司	**63,495,361**	59,744,422
其他	**52,449,053**	62,470,733
	475,217,843	453,156,828

(28) 營業收入和營業成本

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月
主營業務收入*(a)*	**6,739,437,704**	5,767,650,964
其他業務收入*(b)*	**94,081,276**	76,689,846
	6,833,518,980	5,844,340,810

(28) 營業收入和營業成本(續)

(a) 主營業務收入和主營業務成本

(i) 按業務分部列示

由於本集團及本公司之主要業務為生產及銷售啤酒，而其他業務收入均未佔本集團之主營業務收入的10%以上，因此本集團並沒有編製按經營業務之分部分析。

(ii) 按地區分部列示

	截至2007年6月30日止六個月 主營業務收入 (未經審計)	截至2007年6月30日止六個月 主營業務成本 (未經審計)	截至2006年6月30日止六個月 主營業務收入 (未經審計)	截至2006年6月30日止六個月 主營業務成本 (未經審計)
青島地區	**2,760,069,920**	**(1595,177,880)**	2,087,187,261	(1,141,080,073)
其他山東地區	**1,073,678,989**	**(760,196,633)**	879,512,972	(625,696,021)
華北地區	**1,504,697,219**	**(1,097,187,766)**	1,487,205,720	(1,045,102,636)
華南地區	**1,991,596,324**	**(1,182,746,585)**	1,652,425,662	(994,895,437)
出口銷售	**165,572,732**	**(77,925,978)**	151,135,482	(65,989,154)
	7,495,615,184	**(4,713,234,842)**	6,257,467,097	(3,872,763,321)
減：各地區分部間抵銷金額	**(756,177,480)**	**756,177,480**	(489,816,133)	489,816,133
	6,739,437,704	**(3,957,057,362)**	5,767,650,964	(3,382,947,188)

截至2007年6月30日止六個月，本集團前五名客戶銷售的收入總額約為404,984,000元，約佔本集團全部銷售收入的6.01%(截至2006年6月30日止六個月：594,105,000元，佔10.30%)。

(b) 其他業務收入和其他業務成本

	截至2007年6月30日止六個月 其他業務收入 (未經審計)	截至2007年6月30日止六個月 其他業務成本 (未經審計)	截至2006年6月30日止六個月 其他業務收入 (未經審計)	截至2006年6月30日止六個月 其他業務成本 (未經審計)
材料銷售	**28,836,176**	**(24,777,202)**	19,732,962	(18,554,542)
廢料銷售	**16,028,130**	**(6,258,007)**	16,227,015	(7,042,514)
其他	**49,216,970**	**(34,621,277)**	40,729,869	(26,301,711)
	94,081,276	**(65,656,486)**	76,689,846	(51,898,767)

(29) 營業稅金及附加

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
消費稅	571,189,429	495,831,935
營業稅	2,521,884	1,655,521
城市維護建設稅	62,692,318	53,930,257
教育費附加	29,367,406	25,509,742
其他	28,995	42,693
	665,800,032	576,970,148

(30) 財務費用

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
利息支出		
借款利息	17,717,274	22,570,832
票據貼現利息	3,109,124	—
減:利息收入	(9,440,350)	(8,629,829)
減:匯兑收益	(9,409,155)	(3,564,282)
其他	3,059,578	3,108,097
	5,036,471	13,484,818

(31) 資產減值損失

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
壞賬損失	(2,184,970)	(977,532)
存貨跌價損失	5,338,673	10,079,478
固定資產減值損失	50,206,170	62,773,763
	53,359,873	71,875,709

(32) 投資收益/(損失)

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
交易性金融衍生工具收益	(75,000)	2,986,779
按權益法享有或分擔的被投資公司淨損益的份額	403,692	2,956,337
長期股權投資轉讓收益	—	1,943,071
其他	1,264,634	2,980,312
	1,593,326	10,866,499

(33) 營業外收入及營業外支出

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
營業外收入：		
處置非流動資產利得	2,592,837	2,001,602
補貼收入	40,671,111	25,678,827
其他	5,251,559	2,780,346
	48,515,507	30,460,775
營業外支出：		
處置非流動資產損失	2,400,744	2,031,259
其他	3,923,469	3,376,110
	6,324,213	5,407,369

(34) 所得稅費用

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
當期所得稅	151,314,564	125,289,342
遞延所得稅	(7,752,447)	(12,206,929)
	143,562,117	113,082,413

(35) 每股收益

(a) 基本每股收益

基本每股收益以歸屬於母公司普通股股東的合併淨利潤除以母公司發行在外普通股的加權平均數計算：

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
歸屬於母公司普通股股東的合併淨利潤	366,805,990	216,850,798
發行在外普通股的加權平均數	1,308,219,178	1,308,219,178
基本每股收益	0.280	0.166

(b) 稀釋每股收益

截至2007年6月30日和2006年6月30日止，由於並無稀釋性的潛在普通股，因此稀釋每股收益與基本每股收益相同。

(36) 現金流量表附註

(a) 現金及現金等價物

	2007年 6月30日 (未經審計)	2006年 12月31日
貨幣資金—	2,283,963,460	1,232,766,676
庫存現金	1,018,798	845,845
銀行存款	2,261,452,826	1,211,996,720
其他貨幣資金	21,491,836	19,924,111
減:受到限制的存款	(67,000,000)	(4,890,000)
受到限制的其他貨幣資金	(21,385,489)	(19,524,111)
現金及現金等價物期末餘額	2,195,577,971	1,208,352,565

(b) 支付其他與經營活動有關的現金

現金流量表中支付其他與經營活動有關的現金主要包括:

	截至2007年 6月30日止六個月 (未經審計)	截至2006年 6月30日止六個月 (未經審計)
廣告費	251,144,751	119,513,881
運輸費	183,028,717	190,939,487
營銷推廣費用	183,394,673	144,508,797
行政費用	106,577,385	105,079,939
其他	51,039,756	351,656,743
	775,185,282	911,698,847

九 分部報告

(1) 主要報告形式—地區分部

本集團的活動主要集中在中國，按地區分部的資料分析如下：

2007年6月30日分部信息：

	青島地區 （未經審計）	山東地區 （未經審計）	華北地區 （未經審計）	華南地區 （未經審計）	海外地區 （未經審計）	合併抵銷 （未經審計）	合計 （未經審計）
營業收入	2,773,402,354	1,090,487,237	1,526,869,933	2,031,520,967	254,464,455	(843,225,966)	6,833,518,980
其中：對外交易收入	2,686,653,759	531,297,514	1,429,490,156	2,010,281,087	175,796,464	—	6,833,518,980
分部間交易收入	86,748,595	559,189,723	97,379,777	21,239,880	78,667,991	(843,225,966)	—
營業費用	2,553,814,201	1,021,713,909	1,402,725,824	1,693,880,550	200,036,719	(847,384,236)	6,024,786,967
分部利潤	219,588,153	68,773,328	124,144,109	337,640,418	54,427,736	4,158,270	808,732,013
不可分配收入或費用							(305,188,312)
營業利潤							503,543,701
分部資產合計	5,918,783,088	1,507,426,674	2,395,994,225	5,122,698,249	285,513,047	(5,424,833,572)	9,805,581,711
未分配資產							1,159,482,878
資產總額							10,965,064,589
分部負債合計	941,667,852	355,800,653	782,161,161	2,576,776,914	199,032,929	(1,340,651,536)	3,514,787,973
未分配負債							1,666,851,388
負債總額							5,181,639,361
折舊和攤銷費用	59,162,745	29,120,823	66,021,948	107,178,592	570,940	—	262,055,048
資產減值損失	(378,930)	250,492	47,227,175	6,260,700	436	—	53,359,873
資本性支出	83,162,051	200,180,809	69,195,300	134,198,219	563,320	—	487,299,699

2006年6月30日分部信息：

	青島地區 （未經審計）	山東地區 （未經審計）	華北地區 （未經審計）	華南地區 （未經審計）	海外地區 （未經審計）	合併抵銷 （未經審計）	合計 （未經審計）
營業收入	2,150,328,324	926,742,283	1,539,491,661	1,747,343,590	197,183,894	(716,748,942)	5,844,340,810
其中：對外交易收入	1,709,985,593	887,394,129	1,457,420,031	1,635,330,390	154,210,667	—	5,844,340,810
分部間交易收入	440,342,731	39,348,154	82,071,630	112,013,200	42,973,227	(716,748,942)	—
營業費用	1,841,723,936	870,545,698	1,404,663,589	1,529,827,973	151,004,807	(719,541,241)	5,078,224,762
分部利潤	308,604,388	56,196,585	134,828,072	217,515,617	46,179,087	2,792,299	766,116,048
不可分配收入或費用							(431,328,825)
營業利潤							334,787,223
分部資產合計	6,324,980,036	1,291,104,057	2,248,015,044	4,487,076,038	319,518,659	(6,041,666,661)	8,629,027,173
未分配資產							931,695,079
資產總額							9,560,722,252
分部負債合計	1,342,013,624	391,391,243	774,633,874	2,136,893,464	260,755,248	(2,089,602,811)	2,816,084,642
未分配負債							887,412,576
負債總額							3,879,368,296
折舊和攤銷費用	58,669,621	34,538,458	64,154,736	118,451,617	451,762	—	276,266,194
資產減值損失	63,728,747	(71,514)	(1,659,355)	9,877,831	—	—	71,875,709
資本性支出	61,877,565	24,073,622	158,089,888	53,992,584	1,256,865	—	299,290,524

十 母公司財務報表主要項目附註

(1) 應收賬款、其他應收款及長期應收款

(a) 應收賬款

	2006年12月31日	本期增加（未經審計）	本期減少（未經審計）	**2007年6月30日（未經審計）**
應收賬款	126,595,232			**147,521,984**
減：壞賬準備	(59,255,652)	(3,859,880)	551,854	**(62,563,678)**
	67,339,580			**84,958,306**

應收賬款賬齡及相應的壞賬準備分析如下：

	2007年6月30日（未經審計）				2006年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
一年以內	79,559,165	53.93%	(11,089)	0.01%	46,669,017	36.86%	—	—
一到二年	51,574	0.03%	(25,787)	50.00%	51,574	0.04%	(25,787)	50.00%
二到三年	—	—	—	—	5,448,900	4.30%	(536,738)	9.85%
三年以上	67,911,245	46.04%	(62,526,802)	92.07%	74,425,741	58.80%	(58,693,127)	78.86%
	147,521,984	100.00%	(62,563,678)	42.41%	126,595,232	100.00%	(59,255,652)	46.81%

於2007年6月30日，應收賬款中無應收持本公司5%（含5%）以上表決權股份的股東的欠款。

於2007年6月30日，應收賬款前五名債務人欠款金額合計約為75,396,000元（2006年12月31日：100,697,000元），佔應收賬款總額的42.47%（2006年12月31日：59.53%）。

(b) 其他應收款

	2006年12月31日	本期增加（未經審計）	本期減少（未經審計）	**2007年6月30日（未經審計）**
應收子公司款項	196,784,244			**189,074,405**
應收押金	—			**2,000,000**
其他	198,775,248			**161,200,633**
	395,559,492			**352,275,038**
減：壞賬準備	(28,306,629)	—	120,000	**(28,186,629)**
	367,252,863			**324,088,409**

十 母公司財務報表主要項目附註(續)

(1) 應收賬款、其他應收款及長期應收款(續)

(b) 其他應收款(續)

其他應收款及相應的壞賬準備分析如下：

	2007年6月30日(未經審計)				2006年12月31日			
	金額	佔總額比例	壞賬準備	計提比例	金額	佔總額比例	壞賬準備	計提比例
一年以內	129,463,190	36.75%	(500)	0.00%	215,232,652	54.41%	(772)	0.00%
一到二年	43,197,829	12.27%	(205,677)	0.48%	2,337,751	0.59%	(659,822)	28.22%
二到三年	3,465,885	0.98%	(969,062)	27.96%	832,053	0.21%	(832,053)	100.00%
三年以上	176,148,134	50.00%	(27,011,390)	15.33%	177,157,036	44.79%	(26,813,982)	15.14%
	352,275,038	100.00%	(28,186,629)	8.00%	395,559,492	100.00%	(28,306,629)	7.16%

其他應收款中無持有本公司5%(含5%)以上表決權股份的股東的欠款。

截至2007年6月30日，其他應收款前五名債務人欠款金額合計為21,927,000元，佔其他應收款總額的6.22%。

(c) 長期應收款

	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
發放子公司委托貸款	2,589,161,263			2,437,870,000
預付土地款*	17,441,647			17,441,647
應收關聯方款項*	42,561,000			30,000,000
	2,649,163,910			2,485,311,647
減：壞賬準備	(33,859,880)	—	3,859,880	(30,000,000)
	2,615,304,030			2,455,311,647

*請參閱附註八(3)(c)。

(2) 長期股權投資

	2007年6月30日(未經審計)	2006年12月31日
子公司*(a)*	2,248,031,019	1,911,565,614
聯營企業	11,040,286	10,591,543
其他長期股權投資	11,569,562	11,769,562
減：長期股權投資減值準備	(273,367,628)	(273,367,628)
	1,997,273,239	1,660,559,091

十 母公司財務報表主要項目附註(續)

(2) 長期股權投資(續)

(a) 子公司

	初始投資成本	累計追加投資	2006年12月31日	本期增加(未經審計)	本期減少(未經審計)	2007年6月30日(未經審計)
深朝日	126,746,680	—	126,746,680	—	—	126,746,680
郴州公司	62,601,208	—	62,601,208	—	—	62,601,208
華南營銷	19,000,000	—	19,000,000	—	—	19,000,000
華南投資	190,000,000	—	190,000,000	—	—	190,000,000
華東控股公司	95,035,102	—	95,035,102	—	—	95,035,102
蘇州公司	500,000	—	500,000	—	—	500,000
松江公司	153,750,000	—	153,750,000	—	—	153,750,000
壽光公司	60,000,000	—	60,000,000	—	—	60,000,000
第三公司	9,842,300	—	9,842,300	—	—	9,842,300
五星公司	24,656,410	—	24,656,410	—	—	24,656,410
三環公司	69,457,513	—	69,457,513	—	—	69,457,513
北方銷售	23,984,000	—	23,984,000	—	—	23,984,000
西安公司	171,627,114	50,000,000	171,627,114	50,000,000	—	221,627,114
渭南公司	14,000,000	—	14,000,000	—	—	14,000,000
鞍山公司	30,000,000	—	30,000,000	—	—	30,000,000
興凱湖公司	19,430,000	—	19,430,000	—	—	19,430,000
密山公司	19,000,000	—	19,000,000	—	—	19,000,000
哈爾濱公司	78,900,000	—	78,900,000	—	—	78,900,000
東北銷售	8,500,000	—	8,500,000	—	—	8,500,000
蓬萊公司	30,000,000	—	30,000,000	—	—	30,000,000
榮成公司	65,103,434	—	65,103,434	—	—	65,103,434
進出口公司	4,750,000	6,000,000	10,750,000	—	—	10,750,000
第五公司	32,469,251	—	32,469,251	—	—	32,469,251
南京公司	17,394,600	—	17,394,600	—	—	17,394,600
嶗山公司	18,089,491	—	18,089,491	—	—	18,089,491
香港公司	533,881	41,194,800	41,728,681	—	—	41,728,681
西南營銷公司	94,300,000	—	94,300,000	—	—	94,300,000
開發公司	1,320,000	—	1,320,000	—	—	1,320,000
翔宏商務	950,000	4,750,000	5,700,000	—	—	5,700,000
東南營銷公司	183,412,688	—	183,412,688	—	—	183,412,688
寶雞公司	300,000	—	300,000	—	—	300,000
長沙公司	47,600,000	—	47,600,000	—	—	47,600,000
揚州公司	1,017,142	—	1,017,142	—	—	1,017,142
魯中營銷公司	50,350,000	—	50,350,000	—	—	50,350,000
淮海營銷公司	8,000,000	47,000,000	55,000,000	—	—	55,000,000
濟南公司	80,000,000	120,000,000	80,000,000	120,000,000	—	200,000,000
廣潤隆物流	16,465,405		—	16,465,405	—	16,465,405
成都公司	150,000,000		—	150,000,000	—	150,000,000
	1,979,086,219	268,944,800	1,911,565,614	336,465,405	—	2,248,031,019

(3) 營業收入和營業成本

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
主營業務收入	2,846,314,791	2,166,949,021
其他業務收入	96,170,843	84,928,099
	2,942,485,634	2,251,877,120

(a) 主營業務收入和主營業務成本

	截至2007年6月30日止六個月		截至2006年6月30日止六個月	
	主營業務收入(未經審計)	主營業務成本(未經審計)	主營業務收入(未經審計)	主營業務成本(未經審計)
啤酒銷售	2,846,314,791	(1,717,118,373)	2,166,949,021	(1,233,801,591)

截至2007年6月30日止六個月,本公司前五名客戶銷售的收入總額約為256,611,000元,約佔本公司全部銷售收入的9%(截至2006年6月30日止六個月:約108,134,000元,約佔5%)。

(b) 其他業務收入和其他業務成本

	截至2007年6月30日止六個月		截至2006年6月30日止六個月	
	其他業務收入(未經審計)	其他業務成本(未經審計)	其他業務收入(未經審計)	其他業務成本(未經審計)
銷售材料	88,978,946	(87,682,929)	80,251,317	(79,307,755)
其他	7,191,897	(3,671,092)	4,676,782	(3,522,867)
	96,170,843	(91,354,021)	84,928,099	(82,830,622)

(4) 投資收益

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
交易性金融資產收益	(75,000)	2,986,779
按權益法享有或分擔的被投資公司淨損益的份額	2,177,856	1,729,072
按成本法核算的被投資公司宣告發放的股利	24,388,200	83,882,500
長期股權投資轉讓收益	—	6,923,071
其他	55,705,914	23,351,021
	82,196,970	118,872,443

十一 關聯方關係及其交易

(1) 子公司

子公司的基本情況詳見附註七。

(2) 不存在控制關係的關聯方的性質

關聯企業名稱	與本集團的關係
青啤集團公司	主要投資者之一
青島啤酒實業有限公司	部分相同董事及相同大股東
青島啤酒房地產有限公司	部分相同董事及相同大股東
青島啤酒工程有限公司	部分相同董事及相同大股東
青島啤酒廣告傳播有限公司	部分相同董事及相同大股東
A-B公司	主要投資者之一
北京青島啤酒銷售有限責任公司	聯營公司
青島啤酒(廣州)總經銷有限公司(「廣州總經銷」)	聯營公司
遼寧沈青	聯營公司
招商物流	聯營公司
青島啤酒歐洲進出口有限公司	聯營公司
青島啤酒朝日飲品有限公司	聯營公司

(3) 關聯交易

(a) 定價政策

本集團銷售予關聯方的產品及從關聯方採購之貨物以雙方協議價作為定價基礎。

(b) 採購貨物

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
青島啤酒工程有限公司	—	458,541
青島啤酒朝日飲品有限公司	45,028	145,550
青島啤酒廣告傳播有限公司	67,084	—
	112,112	604,091

截至2007年6月30日止六個月，本集團向關聯方採購貨物佔該種貨物採購總額的1%(截至2006年6月30日止六個月：1%)。

(c) 銷售貨物

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
遼寧沈青	90,795,880	96,827,159
青島啤酒實業有限公司	—	2,464,854
青島啤酒歐洲進出口有限公司	17,197,388	35,183,851
青島啤酒廣告傳播有限公司	249,390	—
	108,242,658	134,475,864

截至2007年6月30日止六個月，本集團向關聯方銷售貨物佔該種貨物銷售總額的1%(截至2006年6月30日止六個月：2%)。

(3) 關聯交易(續)

(d) 為本集團提供設備安裝工程服務

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
青島啤酒工程有限公司	2,251,291	1,559,784

(e) 為本集團提供物流服務(包括代墊款項)

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
招商物流	132,344,782	78,354,640

上述物流服務的定價基礎為雙方協議價。

(f) 為本集團借款提供的擔保

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
青啤集團公司	—	4,344,000

青啤集團未向本集團就上述擔保收取費用。

(g) 為本集團債權提供擔保

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
青啤集團公司	—	35,892,810

(h) 向關聯方提供擔保

截至2007年6月30日,本公司之子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司提供最高授信額度為人民幣24,000,000元的擔保(截至2006年6月30日:人民幣24,000,000元),其中實際使用為人民幣15,000,000元,本集團向關聯方提供擔保佔對外擔保總額的100%。

十一關聯方關係及其交易(續)

(3) 關聯交易(續)

(i) 關鍵管理人員報酬

	截至2007年6月30日止六個月(未經審計)	截至2006年6月30日止六個月(未經審計)
工資及其他薪金	**1,704,380**	1,604,870
社會保險	**140,342**	120,986
	1,844,722	1,725,856

(4) 主要關聯方應收、應付款項餘額

(a) 應收賬款及長期應收款

	2007年6月30日(未經審計)	2006年12月31日
廣州總經銷 *(附註八3(c))*	**33,859,880**	57,560,810
青島啤酒歐洲進出口有限公司	**19,878,997**	20,930,945
北京青島啤酒銷售有限責任公司	**11,245,784**	11,245,784
青島啤酒實業有限公司	**336,880**	336,880
	65,321,541	90,074,419

於2007年6月30日，本集團應收關聯方款項佔應收賬款總額18%(2006年12月31日：23%)，計提的壞賬準備金額為45,442,000元(2006年12月31日：45,442,000元)。

(b) 其他應收款

	2007年6月30日(未經審計)	2006年12月31日
招商物流	**2,957,211**	5,051,572
青島啤酒廣告傳播有限公司	**137,512**	22,088
青島啤酒實業有限公司	**573,940**	574,903
青島啤酒工程有限公司	**—**	357,033
	3,668,663	6,005,596

於2007年6月30日，本集團應收關聯方款項佔其他應收款總額1%(2006年12月31日：2%)，計提的壞賬準備金額為零元(2006年12月31日：零元)。

(4) 主要關聯方應收、應付款項餘額(續)

(c) 預收賬款

	2007年 6月30日 (未經審計)	2006年 12月31日
遼寧沈青	**146,972**	306,881

於2007年6月30日,本集團預收關聯方款項佔預收賬款總額1%(2006年12月31日:1%)。

(d) 應付賬款

	2007年 6月30日 (未經審計)	2006年 12月31日
青島啤酒實業有限公司	**21,246**	21,246
青島啤酒工程有限公司	**65,140**	8,910
青島啤酒朝日飲品有限公司	**22,393**	20,405
	108,779	50,561

於2007年6月30日,本集團應付關聯方款項佔應付賬款總額1%(2006年12月31日:1%)。

(e) 其他應付款

	2007年 6月30日 (未經審計)	2006年 12月31日
招商物流	**3,004,782**	377,776
青島啤酒工程有限公司	**298,830**	487,926
青啤集團公司	**66,617**	35,193
青島啤酒實業有限公司	**8,000**	8,000
青島啤酒廣告傳播有限公司	**26,495**	209,250
	3,404,724	1,118,145

於2007年6月30日,本集團應付關聯方款項佔其他應付款總額1%(2006年12月31日:1%)。

(f) 長期應付款

於2003年10月,香港公司與A-B公司簽定一份借款協議。根據該協議,A-B公司借款美元15,000,000元(折合人民幣114,232,500元)予香港公司。該借款的年利率為1%,無抵押,還款期為5年。本公司已為該借款之償還提供擔保。

十一關聯方關係及其交易(續)

(4) 主要關聯方應收、應付款項餘額(續)

(g) 短期借款

	2007年 6月30日 (未經審計)	2006年 12月31日
青啤集團公司	**65,000,000**	65,000,000

上述貸款系青啤集團公司通過銀行發放給揚州公司的委托貸款，該貸款無抵押，利率為5.04% — 5.51%。截至2007年6月30日止六個月，共向青啤集團公司支付利息約1,780,000元(截至2006年6月30日止六個月：1,634,000元)。

除上述(4)(a)所述廣州總經銷應收賬款及(f),(g)所述的長期應付款及借款，本集團與其他關聯企業的往來賬款均無擔保及無固定還款期，亦無須計提利息。

十二承諾事項

(a) 資本性承諾事項

以下為於資產負債表日，已簽約而尚不必在財務報表上確認的資本支出承諾：

	2007年 6月30日 (未經審計)	2006年 12月31日
建築工程	**261,909,227**	132,069,451

(b) 經營租賃承諾事項

根據已簽訂的不可撤消的經營性租賃合同，未來最低應支付租金匯總如下：

	2007年 6月30日 (未經審計)	2006年 12月31日
一年以內	**3,248,357**	342,720

(c) 對外投資及其他承諾事項

	2007年 6月30日 (未經審計)	2006年 12月31日
投資及收購企業	**196,993,158**	119,658,923

十三首次執行企業會計準則

2007年1-6月份財務報表為本集團首份按照企業會計準則編製的年度財務報表。2006年同期的相關比較數據已按照「企業會計準則第38號 — 首次執行企業會計準則」和「企業會計準則實施問題專家工作組意見第一號」的要求進行全面追溯調整，並按照企業會計準則重新列報。

按原會計準則和制度列報的2006年年初及年末股東權益、2006年度淨利潤調整為按企業會計準則列報的股東權益及淨損益的調節項目列示如下：

	2006年1月1日股東權益	截至2006年6月30日止六個月淨利潤	2006年6月30日股東權益	2006年度淨利潤	2006年12月31日股東權益
按原會計準則和制度列報的金額	4,941,429,679	201,996,508	4,935,974,508	434,896,827	5,223,721,630
長期股權投資差額	46,974,719	(5,490,716)	41,484,003	(12,693,970)	34,280,749
其中：同一控制下企業合併形成的長期股權投資差額	—	—	—	(79,759)	(79,759)
其他採用權益法核算的長期股權投資貸方差額	46,974,719	(5,490,716)	41,484,003	(12,614,211)	34,360,508
企業合併	(37,558,221)	11,522,326	(26,035,895)	11,431,836	(26,126,385)
其中：同一控制下企業合併商譽的賬面價值	1,027,523	342,507	1,370,030	685,015	1,712,538
以公允價值計量且其變動計入當期損益的金融資產	(90,000)	5,049,000	4,959,000	(3,659,000)	(3,749,000)
金融工具分拆	—	—	—	—	(31,800,000)
少數股東權益轉入	631,810,452	29,942,485	607,883,296	343,460	539,266,746
企業合併所涉及的調整歸屬於少數股東的部分	(54,191,791)	—	(58,727,189)	—	(54,239,784)
其他	(6,912,393)	3,738,613	(3,173,779)	6,912,395	—
按新企業會計準則列報的金額	5,521,462,445	246,758,216	5,502,363,944	437,231,548	5,681,353,956

十四扣除非經常性損益後的淨利潤

	截至2007年6月30日止六個月（未經審計）	截至2006年6月30日止六個月（未經審計）
淨利潤	**402,172,878**	246,758,216
加：處置非流動資產損失	**(192,093)**	(827,301)
減：其他營業外收支淨額	**(41,999,201)**	(25,083,062)
非經常性損益的所得稅影響數	**6,043,960**	9,260,478
扣除非經常性損益後的淨利潤	**366,025,544**	230,108,331

(1) 非經常性損益明細表編製基礎

根據「公開發行證券公司信息披露規範問答第01號 — 非經常性損益」的規定，非經常性損益是指公司發生的與經營業務無直接關係，以及雖與經營業務相關，但由於其性質、金額或發生頻率，影響了正常反映公司經營、盈利能力的各項交易、事項產生的損益。

十五 或有負債

(a) 根據國務院及青島市政府於1998年頒佈有關住房制度改革的政策，取消了原有福利性實物分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於2007年6月30日，本集團及本公司仍未完成該等計劃的制訂，而本集團及本公司亦未向職工宣布任何有住房分配貨幣化補貼的計劃。經諮詢律師意見後，董事會認為本集團及本公司無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠依據要求本集團及本公司為此作出撥備。

(b) 截至2007年6月30日止，本公司之子公司青島啤酒第五有限公司為青島青啤朝日飲品有限公司的15,000,000元銀行借款提供了保證，借款期限自2007年3月4日至2007年10月23日止。

簡明綜合中期資產負債表

2007年6月30日

	附註	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
資產			
非流動資產			
不動產、廠房及設備	7	**5,205,250**	5,098,594
租賃土地及土地使用權	6	**666,860**	676,759
預付土地使用權款		**17,442**	17,442
無形資產	8	**224,679**	232,493
聯營公司權益		**33,842**	18,576
遞延所得稅資產		**71,029**	70,813
其他長期資產		**11,393**	27,258
非流動資產合計		**6,230,495**	6,141,935
流動資產			
存貨	9	**1,791,815**	1,641,319
應收賬款	10	**100,102**	101,180
應收票據		**22,858**	44,979
保證金、預付賬款及其他應收款		**535,830**	415,803
已抵押的銀行存款		**21,385**	19,524
現金及現金等價物	16	**2,262,578**	1,213,243
流動資產合計		**4,734,568**	3,436,048
資產合計		**10,965,063**	9,577,983
股東權益			
資本及可供本公司股東分配的儲備			
股本	11	**1,308,219**	1,308,219
其他儲備	12	**3,604,723**	3,796,626
未分配盈餘			
— 擬派發末期股息		**—**	287,808
— 其他		**395,265**	(145,224)
		5,308,207	5,247,429
少數股東權益		**475,217**	452,294
股東權益合計		**5,783,424**	5,699,723

	附註	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
負債			
非流動負債			
借款	*13*	**103,214**	53,259
衍生金融工具	*14*	**6,265**	3,749
遞延所得稅負債		**16,602**	16,448
應付股東長期借款		**116,905**	117,131
融資租賃負債		**9,617**	—
其他金融負債		**31,800**	31,800
非流動負債合計		**284,403**	222,387
流動負債			
應付賬款	*15*	**988,970**	794,675
應付票據	*16*	**384,138**	250,117
預提費用及其他應付款		**2,332,138**	1,766,404
銷售按金及預收客戶賬款		**185,513**	191,662
應交稅金		**92,753**	51,106
應付股利	*22*	**287,808**	—
借款	*13*	**621,470**	599,745
一年內到期長期銀行借款	*13*	**1,882**	2,164
一年內到期融資租賃負債		**2,564**	—
流動負債合計		**4,897,236**	3,655,873
負債合計		**5,181,639**	3,878,260
股東權益及負債合計		**10,965,063**	9,577,983
淨流動負債		**(162,668)**	(219,825)
總資產減流動負債		**6,067,827**	5,922,110

第59至79頁的附註為本簡明中期財務資料的整體部分。

青島啤酒股份有限公司
簡明綜合中期利潤表
截至2007年6月30日止六個月

	附註	截至6月30日止六個月 2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
銷售額	4	6,833,519	5,767,651
銷售成本	18	(4,688,514)	(3,963,369)
毛利		2,145,005	1,804,282
其他利得(淨額)		47,520	42,345
銷售及市場推廣費用	17	(1,336,273)	(1,066,409)
行政支出	18	(270,816)	(372,563)
其他業務虧損	18	(40,232)	(35,103)
經營盈利		545,204	372,552
理財成本	19	(11,416)	(16,020)
應佔聯營公司利得／(虧損)		404	(575)
除所得稅前盈利		534,192	355,957
所得稅支出	20	(151,252)	(112,978)
本半年度盈利		382,940	242,979
其中：			
— 本公司股東應佔盈利		347,573	212,743
— 少數股東權益		35,367	30,236
		382,940	242,979
期內本公司股東應佔盈利的每股盈利 (單位為每股人民幣)		每股人民幣	每股人民幣
— 基本及攤薄	21	0.266	0.163
股息	22	287,808	209,315

第59至79頁的附註為本簡明中期財務資料的整體部分。

簡明綜合中期權益變動表

截至2007年6月30日止六個月

	(未經審計)						
	可供本公司股東分配的權益						
	股本	其他儲備 *(附註12)*	擬派發末期股息	(累計虧損)／未分配盈餘	總計	少數股東權益	權益總額
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
2006年1月1日結餘，如前呈報	1,308,219	3,673,572	209,315	(234,716)	4,956,390	576,686	5,533,076
會計政策變動的期初調整 *(附註3)*	—	(209,576)	—	209,576	—	—	—
2006年1月1日結餘，經重列	1,308,219	3,463,996	209,315	(25,140)	4,956,390	576,686	5,533,076
分配調整	—	37,492	—	(37,492)	—	—	—
已宣派股息	—	—	(209,315)	—	(209,315)	(53,541)	(262,856)
本期間盈利	—	—	—	212,743	212,743	30,236	242,979
外幣報表折算差額	—	720	—	—	720	—	720
其他	—	—	—	—	—	(647)	(647)
2006年6月30日結餘，經重列	1,308,219	3,502,208	—	150,111	4,960,538	552,734	5,513,272
2007年1月1日結餘，如前呈報	1,308,219	3,796,626	287,808	(145,224)	5,247,429	452,294	5,699,723
會計政策變動的期初調整 *(附註3)*	—	(236,203)	—	236,203	—	—	—
2007年1月1日結餘，經重列	1,308,219	3,560,423	287,808	90,979	5,247,429	452,294	5,699,723
分配調整	—	43,287	—	(43,287)	—	—	—
已宣派股息	—	—	(287,808)	—	(287,808)	(29,009)	(316,817)
本期間盈利	—	—	—	347,573	347,573	35,367	382,940
少數股東投入資本	—	—	—	—	—	15,703	15,703
外幣報表折算差額	—	1,013	—	—	1,013	—	1,013
其他	—	—	—	—	—	862	862
2007年6月30日結餘	1,308,219	3,604,723	—	395,265	5,308,207	475,217	5,783,424

第59至79頁的附註為本簡明中期財務資料的整體部分。

簡明綜合中期現金流量表

截至2007年6月30日止六個月

	截至6月30日止六個月	
	2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
經營活動的現金流量		
經營產生的現金	**1,484,621**	1,384,669
支付所得稅	**(112,587)**	(126,369)
已收利息	**9,440**	8,630
經營活動產生的現金－淨額	**1,381,474**	1,266,930
投資活動的現金流量		
購建不動產、廠房及設備、在建工程及無形資產	**(385,969)**	(350,018)
出售不動產、廠房及設備所得	**8,826**	4,545
出售租賃土地及土地使用權所得	**12,000**	—
短期銀行存款及已抵押的銀行存款減少／(增加)	**(1,861)**	52,479
已收股息	**—**	4,915
衍生金融工具的已收／(已付)現金	**(75)**	2,987
投資活動的現金流量－淨額	**(367,079)**	(285,092)
	1,014,395	981,838
融資活動的現金流量		
借款所得	**318,947**	231,142
償還借款	**(236,877)**	(428,905)
少數股東投入資本	**—**	15,703
已付利息	**(17,169)**	(22,571)
派發予少數股東的股息	**(28,432)**	(54,321)
融資活動的現金流量－淨額	**36,469**	(258,952)
現金及現金等價物增加淨額	**1,050,864**	722,886
期初的現金及現金等價物	**1,213,243**	1,248,291
現金及現金等價物的匯兑(虧損)／收益	**(1,529)**	889
期終的現金及現金等價物	**2,262,578**	1,972,066

第59至79頁的附註為本簡明中期財務資料的整體部分。

1. 一般資料

青島啤酒股份有限公司(「本公司」)於1993年6月16日在中華人民共和國(「中國」)成立，並於1995年12月27日取得按中外合資股份有限公司註冊的營業執照。本公司發行的H股自1993年7月15日開始在香港聯合交易所有限公司之主板上市，而A股則自1993年8月27日開始在上海證券交易所上市。

本公司及其子公司(合稱「本集團」)的主要業務為生產及銷售啤酒。本公司的註冊地址為中國青島市香港中路五四廣場青啤大廈。

本簡明綜合財務資料已經由董事會在2007年8月27日批准刊發。

財務報表所述部份公司的英文名稱是管理層對其註冊中文名稱的非正式翻譯，該等實體並無依法採納有關英文名稱。

2. 編製基準

本截至2007年6月30日止六個月簡明綜合中期財務資料乃按照香港會計準則第34號「中期財務報告」而編製。本中期簡明財務報告應與截至2006年12月31日止年度之年度財務報表一併閱覽。

3. 會計政策

所採納之會計政策與截至2006年12月31日止年度之年度財務報表所採納者一致，該等會計政策已列述於截至2006年12月31日止年度之年度財務報表，於以下披露之於綜合資產負債表及權益變動表內釐定盈餘公積金之會計政策除外：

截至2007年6月30日止期間，本集團改變其儲備提取政策，提取儲備後之應佔子公司盈利毋須計入本公司之儲備提取。由於該改變，本集團追溯重列其過往年度之儲備結餘。

該改變於本期間之影響列示如下：

	於2007年6月30日 *人民幣千元* (未經審計)
結轉未分配盈餘增加	236,203
盈餘公積金減少	(236,203)

下列新準則、準則之修訂及詮釋必須於截至2007年12月31日止財政年度內應用。

- 香港(國際財務報告詮釋委員會)－詮釋第10號中期財務報告及減值(於2006年11月1日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第10號禁止於中期期間就商譽、權益工具投資及按成本列賬之金融資產投資確認之減值虧損於其後結算日撥回。本集團已遵守本詮釋附註之規定。

3. 會計政策(續)

- 香港財務報告準則第7號「金融工具：披露」(於2007年1月1日或之後開始之年度期間生效)。香港會計準則第1號「資本披露之修訂」(於2007年1月1日或之後開始之年度期間生效)。本集團已評估香港財務報告準則第7號及香港會計準則第1號修訂本之影響，並認為主要之額外披露事項將為市場風險之敏感度分析及香港會計準則第1號修訂本所規定之資本披露事項。

下列已頒佈詮釋必須於2007年12月31日止財政年度內應用而與本集團業務並不相關：

- 香港(國際財務報告詮釋委員會)－詮釋第8號香港財務報告準則第2號之範圍(於2006年5月1日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第8號要求考慮涉及發行權益工具之交易－倘已收可辨認代價少於所發行權益工具之公允價值－以確定其是否符合香港財務報告準則第2號之範圍。管理層預期此詮釋不會對本集團造成任何影響；

- 香港(國際財務報告詮釋委員會)－詮釋第7號根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法(於2006年3月1日起生效)。香港(國際財務報告詮釋委員會)－詮釋第7號提供指引，說明若於某報告期間內確定實體功能貨幣所處經濟出現嚴重通脹，而有關經濟於上一期間並無嚴重通脹，應如何應用香港會計準則第29號之規定。由於本集團並無任何實體以嚴重通脹經濟之貨幣作為其功能貨幣，故香港(國際財務報告詮釋委員會)－詮釋第7號與本集團業務並不相關；及

- 香港(國際財務報告詮釋委員會)－詮釋第9號重估嵌入式衍生工具(於2006年6月1日或之後開始之年度期間生效)。香港(國際財務報告詮釋委員會)－詮釋第9號規定，實體須於首次成為訂約方時，評估是否需要將嵌入式衍生工具從主要合約區分，並入賬列作衍生工具。除非合約條款有變，以致合約原本所需現金流量大幅變更，則須重新評估，否則其後不得重新進行評估。由於本集團並無任何實體更改其合約條款，故香港(國際財務報告詮釋委員會)－詮釋第9號與本集團業務並不相關。

下列於2007年已頒佈但尚未生效之新準則、準則之修訂及詮釋並未獲提早採納：

- 香港(國際財務報告詮釋委員會)－詮釋第11號－國際財務報告準則第2號集團及庫存股份交易(於2007年3月1日或之後開始之年度期間生效)。國際財務報告詮釋委員會－詮釋第11號提供指引，說明在涉及母公司或子公司之股本工具及涉及向第三方購買實體本身之股本工具時，應如何應用國際財務報告準則第2號之規定。香港(國際財務報告詮釋委員會)－詮釋第11號並無對本集團業務造成重大影響；

- 香港(國際財務報告詮釋委員會)－詮釋第12號服務特許權安排(於2008年1月1日或之後開始之年度期間生效)提供有關公共至私人服務特許權安排之會計指引。由於本集團並無從事該等業務，故香港(國際財務報告詮釋委員會)－詮釋第12號與本集團之業務並不相關；

- 香港財務報告準則第8號「經營分部」(於2009年1月1日或之後開始之年度期間生效)取代香港會計準則第14號「分部報告」，並規定企業根據該企業之管理層定期審核之內部報告，報告有關可報告分部之金融及敘述性資料。本集團現正評估香港財務報告準則第8號之影響。本集團將於2009年1月1日起採用香港財務報告準則第8號；及

- 香港會計準則第23號修訂本「借款成本」(於2009年1月1日或之後開始之年度期間生效)。經修訂之香港會計準則第23號要求管理層將合資格資產應佔之借款成本資本化。合資格資產乃需甚多時間以準備其擬定用途或銷售之資產。本集團現正評估香港會計準則第23號之影響，惟現時董事認為，由於本集團已採納現有香港會計準則第23號下類似經修訂香港會計準則第23號之替代方式，故經修訂香港會計準則第23號將不會為本集團構成重大影響。本集團將於2009年1月1日起採用香港會計準則第23號。

4. 分部信息

(a) 主要呈報形式 — 地區分部信息

本集團之經營活動主要集中於中國，按地區分部之資料分析如下：

	(未經審計) 截至2007年6月30日止六個月						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外市場 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	2,686,654	531,298	1,429,490	2,010,281	175,796	—	6,833,519
分部間往來	86,749	559,190	97,380	21,239	78,668	(843,226)	—
	2,773,403	1,090,488	1,526,870	2,031,520	254,464	(843,226)	6,833,519
業績							
分部業績	203,800	38,683	21,299	256,910	51,056	—	571,748
未分配開支淨額							(26,544)
經營盈利							545,204
理財成本							(11,416)
應佔聯營公司虧損	404	—	—	—	—	—	404
除所得稅前盈利							534,192
所得稅支出							(151,252)
本半年度盈利							382,940
其他資料							
折舊	57,517	27,642	61,760	103,825	352	—	251,096
攤銷	1,646	1,478	4,262	3,355	219	—	10,960
不動產、廠房及設備減值虧損	—	—	50,000	206	—	—	50,206

4. 分部信息（續）

(a) 主要呈報形式 — 地區分部信息（續）

	（未經審計）截至2006年6月30日止六個月						
	青島地區 人民幣千元	其他山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外市場 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
營業額							
對外銷售	2,009,333	537,198	1,435,848	1,634,137	151,135	—	5,767,651
分部間往來	77,854	342,315	51,358	18,289	—	(489,816)	—
	2,087,187	879,513	1,487,206	1,652,426	151,135	(489,816)	5,767,651
業績							
分部業績	239,611	13,923	52,845	99,668	42,027	—	448,074
未分配開支淨額							(75,522)
經營盈利							372,552
理財成本							(16,020)
應佔聯營公司虧損	(575)	—	—	—	—	—	(575)
除所得稅前盈利							355,957
所得稅支出							(112,978)
本半年度盈利							242,979
其他資料							
折舊	37,836	38,903	54,552	118,400	340	—	250,031
攤銷	2,825	1,583	3,757	5,186	—	—	13,351
不動產、廠房及設備減值虧損	5,260	16,525	14,442	21,496	—	—	57,723

4. 分部信息(續)

(a) 主要呈報形式 — 地區分部信息(續)

	(未經審計) 於2007年6月30日						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外市場 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
資產							
分部資產	6,170,454	1,507,427	2,395,994	5,122,698	—	(5,424,834)	9,771,739
聯營公司權益	33,842	—	—	—	—	—	33,842
未分配資產							1,159,482
							10,965,063
負債							
分部負債	1,140,701	355,801	782,161	2,576,777	—	(1,340,652)	3,514,788
未分配負債							1,666,851
							5,181,639
資本性支出	83,162	200,181	69,195	134,198	563	—	487,299

	於2006年12月31日						
	青島地區 人民幣千元	其他 山東地區 人民幣千元	華北地區 人民幣千元	華南地區 人民幣千元	海外市場 人民幣千元 (附註a)	合併抵銷 人民幣千元	合計 人民幣千元
資產							
分部資產	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
聯營公司權益	18,576	—	—	—	—	—	18,576
未分配資產							931,964
							9,577,983
負債							
分部負債	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
未分配負債							1,054,489
							3,878,260
資本性支出 —截至2006年 6月30日止六個月	68,711	17,087	217,059	51,462	1,257	—	355,576

附註a： 此分部指經本集團海外子公司銷售貨品給除中國以外(包括香港)等地區的收入，或本集團內中國分公司及子公司對海外的銷售。與該部分收入相對應的分部資產及負債對於本集團總體影響微小。

(b) 次要的分部信息 — 業務分部信息

本集團之主要業務為生產及銷售啤酒，因此未提供按業務分部信息之分析。

5. 資本性支出

	有形及無形資產 人民幣千元 (未經審核)
截至2006年6月30日止六個月	
2006年1月1日之期初賬面淨值	6,303,649
添置	355,576
出售	(20,366)
折舊及攤銷	(263,382)
減值	(57,723)
2006年6月30日之期終賬面淨值	6,317,754
截至2007年6月30日止六個月	
2007年1月1日之期初賬面淨值	**6,007,846**
添置	**487,299**
出售	**(78,093)**
折舊及攤銷	**(262,056)**
減值	**(58,207)**
2007年6月30日之期終賬面淨值	**6,096,789**

6. 租賃土地及土地使用權

	於 **2007年 6月30日 人民幣千元 (未經審計)**	 2006年 12月31日 人民幣千元
期初	**676,759**	660,197
添置	**194**	40,876
攤銷	**(8,353)**	(22,438)
出售	**(1,740)**	(1,876)
	666,860	676,759

於2007年6月30日,本集團有部分子公司的經營設施所處的土地為若干地方市政府擁有的劃撥土地(「劃撥土地」)。在該等土地上興建的相關房屋建築物及設施的賬面值約為人民幣96,155,000元(2006年12月31日:人民幣97,945,000元)。本公司董事認為該事項對本集團的營運並不構成重大不利影響,因此無須計提減值虧損準備。

7. 不動產、廠房及設備

不動產、廠房及設備的變動如下：

	廠房及房屋建築物 人民幣千元	機器設備 人民幣千元	運輸設備 人民幣千元	其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
2006年1月1日						
成本	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
累計折舊及減值	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
截至2006年12月31日止年度						
年初賬面淨值	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
添置	46,734	100,314	20,265	23,734	350,445	541,492
轉撥	31,117	195,098	883	1,942	(229,040)	—
出售	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
折舊	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
減值支出	(33,494)	(125,508)	(4,686)	—	—	(163,688)
期終賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
2006年12月31日						
成本	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
累計折舊及減值	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
2007年1月1日						
期初賬面淨值	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
添置（未經審計）	23,246	46,612	16,336	15,157	382,961	484,312
轉撥（未經審計）	47,721	126,523	2,636	8,357	(185,237)	—
出售（未經審計）	(18,547)	(9,856)	(1,975)	(26)	(45,949)	(76,353)
折舊（未經審計）	(38,910)	(179,291)	(15,451)	(17,445)	—	(251,097)
減值支出 *(附註a)*（未經審計）	—	(50,204)	—	(2)	—	(50,206)
期終賬面淨值（未經審計）	2,105,912	2,474,577	151,871	92,694	380,196	5,205,250
2007年6月30日						
成本（未經審計）	2,969,478	5,783,574	400,859	315,398	380,196	9,849,505
累計折舊及減值（未經審計）	(863,566)	(3,308,997)	(248,988)	(222,704)	—	(4,644,255)
賬面淨值（未經審計）	2,105,912	2,474,577	151,871	92,694	380,196	5,205,250

於2007年6月30日，約人民幣39,586,000元（2006年12月31日：人民幣35,800,000元）的機器設備已為本集團的銀行借款人民幣20,000,000元（2006年12月31日：人民幣16,000,000元）作抵押*（附註13）*。

於2007年6月30日，本集團賬面值約人民幣272,152,000元（2006年12月31日：人民幣296,443,000元）的若干房屋建築物的所有權證（「房屋所有權證」）尚待辦理。經參考本公司法律顧問的意見後，本公司董事認為本集團辦理及取得該等房屋所有權證及土地使用權證並不存在法律障礙，對本集團的營運亦不構成任何重大不利影響。因此，無須計提固定資產減值準備。

7. 不動產、廠房及設備（續）

機器設備包括以下本集團根據融資租賃作為承租人之金額：

	於	
	2007年 6月30日 人民幣千元 （未經審計）	2006年 12月31日 人民幣千元
成本－已資本化融資租賃	12,823	—
累計折舊	(73)	—
賬面淨值	12,750	—

本集團已就機器設備訂立融資租賃，該租賃將該等設備擁有權的絕大部分風險和回報轉讓予本集團。因此，該租賃分類為融資租賃，並在租賃開始時按租賃資產的公允價值及最低租金的現值兩者的較低者資本化。

每期租金在負債及財務費用之間平均分攤，以達到財務結欠額的常數比率。相應租賃責任在扣除財務費用後計入其他短期及其他長期應付款項內。理財成本的利息部分於租期內自利潤表扣除，以達到各期間負債餘額利息的常數定期比率。根據融資租賃購入的機器設備按資產的可使用年限及租期兩者的較短者計算折舊。

附註a 本公司董事於2007年6月30日對出現減值跡象的本集團若干固定資產的賬面值進行減值評估。根據該評估結果，本公司因產品市場需求減少而對其中一間子公司青島啤酒（甘肅）農墾股份有限公司（在不成熟經濟環境中經營）的固定資產確認減值虧損約人民幣50,000,000元。

8. 無形資產

無形資產的變動如下：

	商譽	商標 (i)	專有技術 (ii)	軟件及其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
2006年1月1日					
成本	320,228	107,778	18,629	37,886	484,521
累計攤銷	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
賬面淨值	273,878	71,015	6,187	28,408	379,488
截至2006年12月31日止年度					
年初賬面淨值	273,878	71,015	6,187	28,408	379,488
添置	—	7,314	—	4,136	11,450
攤銷		(2,914)	(1,863)	(2,607)	(7,384)
減值支出	(151,061)	—	—	—	(151,061)
年終賬面淨值	122,817	75,415	4,324	29,937	232,493
2006年12月31日					
成本	320,228	115,092	18,629	42,022	495,971
累計攤銷	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
賬面淨值	122,817	75,415	4,324	29,937	232,493
截至2007年6月30日止六個月					
期初賬面淨值	**122,817**	**75,415**	**4,324**	**29,937**	**232,493**
添置（未經審計）	**—**	**—**	**—**	**2,793**	**2,793**
攤銷（未經審計）	**—**	**(207)**	**(931)**	**(1,468)**	**(2,606)**
減值支出（未經審核）	**—**	**(8,001)**	**—**	**—**	**(8,001)**
期終賬面淨值（未經審計）	**122,817**	**67,207**	**3,393**	**31,262**	**224,679**
2007年6月30日					
成本（未經審計）	**320,228**	**107,091**	**18,629**	**44,815**	**490,763**
累計攤銷及減值虧損（未經審計）	**(197,411)**	**(39,884)**	**(15,236)**	**(13,553)**	**(266,084)**
賬面淨值（未經審計）	**122,817**	**67,207**	**3,393**	**31,262**	**224,679**

(i) 商標

商標主要包括原有股東於1993年6月16日投入本公司作為資本投入的「青島啤酒」商標。該商標以中國國家國有資產管理局認定的評估值入賬。

於2006年12月31日前，該商標按向國家工商行政管理總局（「國家工商總局」）之註冊期40年內進行攤銷。

於該期間內，董事按本集團的會計政策評估該商標的估計可使用年限。經考慮多個因素（包括本集團的長期業務策略、商標能為本集團帶來的經濟利益以及並無對有關資產能為本集團產生現金流入期限施加的任何可預見法律限制（於向國家工商總局之註冊期屆滿後續期為肯定的，且成本極低））後，董事的結論為該商標無限可使用年限。因此，從本期間起商標毋須攤銷，惟須進行年度減損評估。此會計估計變動增加本集團在截至2007年6月30日止六個月除稅前盈利約人民幣1,250,000元。

8. 無形資產（續）

(i) 商標（續）

其他商標是於收購若干子公司時取得，並按其五年至十年的估計可使用年限攤銷。該等無形資產的成本按照其於有關收購日期的公允價值入賬。

(ii) 專有技術

專有技術是子公司重組時，由一少數股東投入該子公司。此專有技術按照該子公司各股東議定之金額入賬，並按照其預計為十年的經濟利益流入期攤銷。

9. 存貨

	於	
	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
原材料、包裝物及輔助材料	**1,430,772**	1,356,430
在製品	**231,225**	198,506
產成品	**185,143**	139,070
	1,847,140	1,694,006
減：撇減存貨至可變現淨值	**(55,325)**	(52,687)
存貨淨額	**1,791,815**	1,641,319

期內，本集團撥回過往年度計提的存貨準備約人民幣3,146,000元。撥回已以銷售成本扣減計入利潤表。

10. 應收賬款

	於	
	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
應收賬款 — 第三方	**303,718**	268,184
應收關聯方款	**35,321**	83,530
	339,039	351,714
減：應收賬款減值準備	**(238,937)**	(250,534)
	100,102	101,180

10. 應收賬款(續)

應收賬款之賬齡分析如下：

	2007年6月30日			2006年12月31日		
	金額	壞賬準備	準備後結餘	金額	壞賬準備	準備後結餘
	人民幣千元 (未經審計)	*人民幣千元* (未經審計)	*人民幣千元* (未經審計)	*人民幣千元*	*人民幣千元*	*人民幣千元*
1年內	**107,042**	**(9,286)**	**97,756**	99,349	(2,743)	96,606
1年至2年	**2,146**	**(1,328)**	**818**	3,338	(2,021)	1,317
2年至3年	**10,625**	**(10,367)**	**258**	10,578	(10,346)	232
超過3年	**219,226**	**(217,956)**	**1,270**	238,449	(235,424)	3,025
合計	**339,039**	**(238,937)**	**100,102**	351,714	(250,534)	101,180

本集團大部分的國內銷售以付款發貨的方式交易。出口往中國以外地區的銷售主要以信用證支付。僅向具有良好信貸紀錄的客戶給予信貸。因本集團的客戶數量眾多且分佈地區廣，故應收賬款沒有重大信貸集中風險。

應收賬款的賬面淨值與該等款項於2007年6月30日的公允價值接近。

本集團對個別預計可能發生的壞賬應收賬款結餘計提壞賬準備，這是根據客戶以往信貸紀錄及有證據顯示不能回收部分或全部的未償還結餘而計提壞賬準備。

11. 股本

於2007年6月30日，本公司的法定註冊股本為人民幣1,308,219,178元(2006年12月31日：人民幣1,308,219,178元)，每股面值人民幣1元。

	2007年6月30日		2006年12月31日	
	人民幣千元	股數 *(千股)*	*人民幣千元*	股數 *(千股)*
境內上市的限制流通人民幣普通股*(a)*	**417,395**	**417,395**	417,395	417,395
境內上市的人民幣普通股(「A股」)	**235,755**	**235,755**	235,755	235,755
境外上市的外資股(「H股」)	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

於2007年6月30日，所有已發行股本已全額繳足。

(a) 根據於2006年10月股東會議批准A股股權分置改革方案，國家持有股及境內法人持有股(合共定義為「非流通股」))股東向當時的全體流通A股股東支付35,755,495股股份及人民幣48,000,000元現金代價，以獲得上市流通權。惟本公司非流通股股東(本公司的主要股東)已承諾於獲得流通權五年內不在市場轉讓該等股份，同時承諾將於未來三年將本公司的當年實現可分配利潤約70%作為股息。

於上述交易完成後，青島市國有資產監督管理委員會向其全資附屬公司青島啤酒集團有限公司(「青啤集團公司」)轉讓其於本公司所持的股本權益，而青啤集團公司已成為本公司的主要股東。

12. 其他儲備

	（未經審計）					
	股本溢價 人民幣千元	資本儲備 人民幣千元	盈餘 公積金 人民幣千元 附註(a)	公益金 人民幣千元	累計 外幣報表 折算調整 人民幣千元	其他儲備 人民幣千元
2006年1月1日結餘，如前呈報	3,058,231	17,252	329,147	269,923	(981)	3,673,572
會計政策變動的期初調整（附註3）	—	—	(209,576)	—	—	(209,576)
2006年1月1日結餘，經重列	3,058,231	17,252	119,571	269,923	(981)	3,463,996
分配調整	—	—	37,492	—	—	37,492
轉撥（未經審計）	—	—	269,923	(269,923)	—	—
外幣報表折算差額（未經審計）	—	—	—	—	720	720
2006年6月30日結餘（經重列）	3,058,231	17,252	426,986	—	(261)	3,502,208
2007年1月1日結餘，如前呈報	3,058,231	65,753	669,637	—	3,005	3,796,626
會計政策變動之期初調整（附註3）	—	—	(236,203)	—	—	(236,203)
2007年1月1日結餘，經重列	3,058,231	65,753	433,434	—	3,005	3,560,423
分配調整	—	—	43,287	—	—	43,287
外幣報表折算差額（未經審計）	—	—	—	—	1,013	1,013
2007年6月30日結餘（未經審計）	3,058,231	65,753	476,721	—	4,018	3,604,723

附註：

(a) 盈餘公積金

根據本公司的公司章程規定及中國公司法，本公司須將在中國會計準則及法規下釐定的淨利潤的10%撥入法定盈餘公積金（除非該基金結餘已達本公司繳足股本的50%）。此儲備不得用作現金股息分配。

於2007年1月1日，本公司採納中國《企業會計準則(2006)》（「企業會計準則」），並於其法定賬目中追溯應用，因此董事作出額外盈餘公積金約人民幣43,287,000元。

13. 借款

	2007年6月30日			2006年12月31日		
	短期 銀行借款 人民幣千元 (未經審計)	長期 銀行借款 人民幣千元 (未經審計)	總計 人民幣千元 (未經審計)	短期 銀行借款 人民幣千元	長期 銀行借款 人民幣千元	總計 人民幣千元
銀行借款 償還期：						
— 1年內	621,470	1,882	623,352	599,745	2,164	601,909
— 2年至5年	—	90,708	90,708	—	40,725	40,725
— 超過5年	—	12,506	12,506	—	12,534	12,534
	621,470	105,096	726,566	599,745	55,423	655,168
減：1年內到期部份	(621,470)	(1,882)	(623,352)	(599,745)	(2,164)	(601,909)
長期部份	—	103,214	103,214	—	53,259	53,259

於2007年6月30日，本集團有約人民幣15,386,000元及人民幣7,710,000元的借款是分別由北京市發展和改革委員會以及中國銀行北京分行提供擔保。

於2007年6月30日，子公司的借款內有約人民幣1,000,000元(2006年12月31日：人民幣1,000,000元)由本公司擔保。

於2007年6月30日，本集團有約人民幣20,000,000元(2006年12月31日：人民幣16,000,000元)的借款是以總賬面值約為人民幣39,586,000元的機器設備(2006年12月31日：人民幣35,800,000元)作為抵押。

借款的賬面值以下列幣值為單位：

	於	
	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
人民幣	259,540	200,108
港幣	63,080	41,202
美元	380,890	390,435
歐元	15,362	15,411
丹麥克郎	7,694	8,012
	726,566	655,168

本集團的所有借款均受市場利率變動的影響，但丹麥克郎及歐元的借款為免息。

人民幣、港幣及美元的借款於結算日的有效年利率分別為6.76%、4.88%及6.17%。董事認為該等借款的賬面值與其各自於2007年6月30日的公允價值接近。

於2007年6月30日，本集團有合共約人民幣2,100,000,000元(2006年12月31日：人民幣2,100,000,000元)的未動用短期借款額度。所有於一年內到期及按浮動利率計息的借款均以提取額計入。

14. 衍生金融工具

	於2007年6月30日	
	資產 人民幣千元 (未經審計)	負債 人民幣千元 (未經審計)
遠期外匯交易合同 — 無效套期	—	6,265

董事認為，遠期合同屬非投機性質，並用作套期本公司未償還的美元銀行借款結餘。然而，由於該等工具根據香港會計準則第39號不符合套期會計之要求，故其按公允價值確認，而於2007年6月30日持有仍未平倉的該等合約的公允價值變動約人民幣2,516,000元已以該期間的其他利得／虧損計入利潤表。

15. 應付賬款

	於	
	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
應付賬款	988,970	794,675

應付賬款(包括應付關聯方款)之賬齡分析如下：

	於	
	2007年 6月30日 人民幣千元 (未經審計)	2006年 12月31日 人民幣千元
1年內	964,450	725,458
1年至2年	913	49,666
2年至3年	15,513	9,917
超過3年 *(附註25(b)(iii))*	8,094	9,634
	988,970	794,675

16. 應付票據

於2007年6月30日，本集團的應付票據結餘均為六個月以內到期。本集團的人民幣銀行存款約人民幣18,247,000元(2006年12月31日：人民幣16,391,000元)，已作為本集團發行該等票據之抵押，而於2007年6月30日，子公司所發行之票據約人民幣123,949,000元(2006年12月31日：人民幣110,850,000元)已由本公司作出擔保。

17. 其他利得－淨額

	截至6月30日止六個月	
	2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
衍生工具：		
— 外匯遠期合同：不符合套期會計的交易	(2,516)	5,139
— 已實現外匯遠期合同之收入	(75)	2,897
利息收入	9,440	8,630
政府補貼*	40,671	25,679
	47,520	42,345

* 就本集團於過往年度收購若干子公司而言，本集團與有關市政府簽署了不同的協議，該等子公司可享有由政府提供之若干財務優惠，主要包括財政資助，金額參考該等子公司所繳付之稅額後釐定。

18. 分性質列示之費用

包含於銷售成本、銷售及市場推廣費用及行政支出中的費用列示如下：

	截至6月30日止六個月	
	2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
產成品及在製品之存貨變動	(82,838)	(74,984)
已用原材料及消耗品	3,111,569	2,488,433
僱員福利開支	534,298	465,508
折舊、攤銷及減值支出	320,263	321,105
運輸開支	208,110	261,690
廣告費用	248,040	131,234
公共設施	255,340	236,890
其他開支	1,751,027	1,572,465
銷售、分銷成本及行政支出總額	6,345,809	5,402,341

19. 理財成本

	截至6月30日止六個月	
	2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
銀行借款的利息	20,825	22,571
外匯交易收益淨額	(9,409)	(6,551)
	11,416	16,020

20. 稅項

(a) 所得稅支出

	截至6月30日止六個月	
	2007年 人民幣千元 (未經審計)	2006年 人民幣千元 (未經審計)
當期稅項		
— 香港利得稅*(i)*	**3,773**	1,995
— 中國企業所得稅*(ii)*	**147,541**	123,294
遞延所得稅	**(62)**	(12,311)
	151,252	112,978

(i) 香港利得稅

香港利得稅乃根據本年度估計應課稅溢利依稅率17.5%(2006年:17.5%)作出準備。

(ii) 中國企業所得稅(「企業所得稅」)

企業所得稅乃按中國有關規例計算的本年度估計應課稅所得作出撥備,所有可以享受到的退稅及減免稅務優惠已考慮在內。

根據中國國家稅務總局(「國家稅務總局」)在1994年4月18日發出之一份批文,自本公司成立日起及在相關法律及法規有其他變動前,本公司賺取之淨利潤暫按15%之稅率徵收企業所得稅。因此,於編製中期財務報表時,本公司已應用15%企業所得稅稅率。

青島啤酒(廈門)有限公司(「廈門公司」)被確認為外商投資企業並可享受經抵銷過往年度稅務虧損後,由首個獲利年度起計兩免三減半繳交企業所得稅。2007年為廈門公司第四個獲利年度。因此,廈門公司按經扣減稅率計算7.5%應課企業所得稅。

深圳市青島啤酒華南營銷有限公司、深圳青島啤酒朝日有限公司、華南投資有限公司、青島啤酒(珠海)有限公司及東南營銷有限公司分別於中國深圳、珠海及廈門經濟特區成立及經營,按有關稅務條例以經扣減稅率15%計算應課企業所得稅。

本集團內其他於中國成立及營運的子公司各自的本期應納稅所得額按標準稅率33%計算應課企業所得稅。

於2007年3月16日,中國第十屆全國人大常委會批准中國企業所得稅法(「企業所得稅法」),並於2008年1月1日生效。屆時本公司及該等未取得稅項優惠待遇之子公司之企業所得稅率將變為25%。國務院將於稍後發出新企業所得稅法下釐定應課稅盈利之詳細措施、規例及稅項優惠條文。當國務院公佈額外規例時,本集團將評估其影響(如有),而此項於會計估計之變動會於未來計算。此外,於2007年7月5日,本公司獲悉國家稅務總局於2007年6月就向九間於1993年在香港聯交所上市之國有企業(包括本公司)授出之稅務優惠發出通知(「該通知」)。根據該通知,相關當地稅務機關須立即更正本公司所採納之已屆滿稅務優惠,並根據中國稅收徵收管理法適用條例及條文就因其所產生於過往年度所徵收之所得稅差異採取適當行動。於批准該等中期財務資料日期,稅務機關並未告知本公司有關其對本公司之稅務狀況之評估。倘應用33%之企業所得稅稅率,則截至2007年6月30日止期間之所得稅支出將會增加,而淨利潤將減少約人民幣73,289,000元。於與稅務機關落實評估後,本公司將對此估計作出任何所需調整。

20. 稅項（續）

(b) 增值稅（「增值稅」）

根據《中華人民共和國增值稅暫行條例》（「增值稅條例」），本集團按有形貨品本地銷售價值的17%的增值稅率繳納銷項增值稅，出口產品銷售採用「免、抵、退」辦法，退稅率為13%。購買原材料及輔助材料時所繳付的進項增值稅可用於抵扣銷售貨物時的銷項增值稅，以達致應付予中國政府的增值稅款項淨額。

(c) 消費稅

本集團進行之啤酒生產、委託生產及啤酒產品進口活動均須繳納中國消費稅。每噸出廠後啤酒價格（含包裝物及包裝物押金）在人民幣3,000元以上的，單位消費稅額為每噸人民幣250元。所有其他在該價格以下的啤酒銷售，仍按每噸人民幣220元繳納消費稅。

21. 每股盈利

每股基本盈利按本公司股東應佔盈利除以半年內已發行普通股之加權平均數（不包括本公司購買和持有作為庫存股份的普通股）計算。

	截至6月30日止六個月	
	2007年 **（未經審計）**	2006年 （未經審計）
本公司股東應佔盈利 *(人民幣千元)*	**348,436**	212,743
已發行普通股之加權平均數 *(千股)*	**1,308,219**	1,308,219
每股基本盈利 *(每股人民幣)*	**0.266**	0.163

於2007年及2006年6月30日止，由於並無可攤薄的潛在普通股，因此每股攤薄盈利與2007年及2006年的每股基本盈利相同。

22. 股息

期內，2006年之末期股息達人民幣287,808,000元（每股股息：人民幣0.22元）已於2007年6月8日舉行之股東年會上批准。董事會不建議派發本期間之中期股息（2006年6月30日：無）。

23. 或有負債

(a) 根據國務院及青島市政府於1998年頒佈有關住房制度改革的政策，本公司取消了原有福利分房政策，以住房分配貨幣化補貼形式補償合資格的職工的住房福利。於2007年6月30日，本集團仍未完成該等正式計劃的制訂，而本集團亦未向職工宣佈任何有關安排的計劃。經取得相關法律意見後，本公司董事會認為，於2007年6月30日，本集團無需亦未就該等住房分配貨幣化補貼作出任何費用支付或無可靠理據為任何潛在負債作出撥備。

(b) 於2007年6月30日，本集團為本集團一間聯營公司之銀行借款提供人民幣15,000,000元的擔保。

24. 承諾事項

(a) 資本性及其他承諾

本集團與建築固定資產及其他經營活動相關的已簽署合約但未作出計提之承諾如下：

	於	
	2007年 **6月30日** ***人民幣千元*** **(未經審計)**	2006年 12月31日 *人民幣千元*
	1,154,221	981,819

(b) 經營租賃及其他承諾

於2007年6月30日，本集團根據不可撤銷之土地及房屋建築物的經營租賃之未來最低租賃款項總額及與經營業務相關之其他承諾如下：

	於	
	2007年 **6月30日** ***人民幣千元*** **(未經審計)**	2006年 12月31日 *人民幣千元*
1年內	**3,248**	343

25. 與關聯企業的交易

當企業能直接或間接地對另一企業的財務或經營決策作出控制或重大影響，該等企業將被視為關聯企業。當兩間企業同時受另一企業的共同控制或重大影響時，該等企業亦被視為關聯企業。

(a) 本集團於本半年度與關聯企業的主要交易如下：

	截至六月三十日止六個月	
	2007年 **人民幣千元** **(未經審計)**	2006年 人民幣千元 (未經審計)
向關聯企業購貨		
— 聯營公司	**45**	146
— 青島啤酒工程有限公司(「青啤工程公司」)	**—**	458
— 青島啤酒廣告傳播有限公司	**67**	—
	112	604
向關聯企業銷售商品		
— 聯營公司	**107,993**	132,011
— 青島啤酒實業有限公司	**—**	2,465
— 青島啤酒廣告傳播有限公司	**249**	—
	108,242	134,476
向本集團提供建設服務		
— 青啤工程公司	**2,251**	1,560
向本集團提供物流服務(包括代表支付)		
— 聯營公司	**132,345**	78,355
為本集團銀行貸款提供擔保		
— 青啤集團公司	**—**	4,344
為本集團應收款提供擔保		
— 青啤集團公司	**—**	35,893
為本集團聯營公司提供擔保		
— 青島啤酒朝日飲品有限公司	**24,000**	24,000
支付利息		
— 青啤集團公司	**1,780**	1,634

以上與關聯企業之交易均按本集團與關聯企業議定的條件進行。

25. 與關聯企業的交易(續)

(b) 於2007年6月30日，本集團與關聯企業的重大往來賬期末餘額如下：

	2007年6月30日 人民幣千元 (未經審計)	2006年12月31日 人民幣千元
包括於：		
應收賬款及其他長期資產賬目		
— 聯營公司	**64,984**	89,738
— 其他關聯企業	**337**	337
保證金、預付賬款及其他應收款		
— 聯營公司	**2,970**	5,052
— 其他關聯企業	**11,724**	11,949
其他應付及長期應付款		
— 安海斯－布希公司(「A-B公司」)*(i)*	**114,233**	117,131
— 聯營公司	**3,005**	378
— 其他關聯企業	**19,169**	21,243
銷售按金		
— 聯營公司	**147**	307
短期貸款		
— 青啤集團公司	**65,000**	65,000

(i) 於2003年10月，本公司的子公司青島啤酒(香港)貿易有限公司(「香港公司」)與A-B公司簽定一份借款協議。根據該協議，香港公司向A-B公司借款美金15,000,000元(折合約為人民幣114,233,000元)(「借款」)。該借款的年利率為1%、無抵押、還款期為五年。本公司已為該借款之償還作擔保。

(ii) 於2006年6月30日，本公司透過與中國多間銀行訂立的委托貸款安排向多間子公司提供墊付及借款約人民幣2,522,923,000元(2006年12月31日：人民幣2,759,788,000元)。

除以上(i)項及(ii)項所述的餘額外，本集團與關聯企業的往來賬餘額均無擔保及不計利息，亦無固定還款期。

(iii) 於2001年度，本集團與一客戶及一間關聯公司(合稱「欠款人」)就合計人民幣105,000,000元的未償還應收賬款(「欠款」)達成還款協議。青啤集團公司為償還此欠款提供擔保。

於2007年，其中一名欠款人決定終止業務，並經本公司同意，已通過由其擁有人轉讓欠款人的股本權益而償付結欠本公司的未償還債項。於2006年12月31日及截至該日止年度，本公司董事已根據有關安排對欠款的可收回金額作出評估，並認為已於財務報表內作出適當的減值虧損準備。由於出現上述變動，本集團亦已同意青啤集團公司撤回其彌償保證。

於2007年6月30日，人民幣71,140,120元已以現金或透過上述轉讓股本權益收回，其餘未償還債項約人民幣33,900,000元已於過往年度作全數準備。

25. 與關聯企業的交易（續）

(c) 主要管理人員薪酬

	截至6月30日止六個月	
	2007年 人民幣千元 （未經審計）	2006年2006 人民幣千元 （未經審計）
基本薪金、津貼及非現金利益	1,704	1,605
退休金供款	140	121
	1,844	1,726

合共15位主要管理人員為有權力及負責對本集團經營活動進行計劃、指導及控制之人士，包括董事及其他高級管理人員。

中國會計準則與香港財務報告準則差異調節表

本集團根據《中國企業會計準則2006》及有關法規(「中國會計準則」),為本公司的A股股東編製了一套截至2007年6月30日止期間的財務資料。

由於中國會計準則與香港財務報告準則的不同,導致按兩種準則分別編製的本集團的資產、負債及淨利潤有所差別。中國會計準則與香港財務報告準則的主要差別的財務影響於下表概述及說明:

對於綜合淨資產的影響:

	於	
	2007年 6月30日 (未經審計)	2006年 12月31日
按中國會計準則計算的淨資產值	5,308,207	5,228,197
按香港財務報告準則所作的調整:		
各項非重大調整	—	19,232
按香港財務報告準則計算財務報表所載的本公司股東應佔淨資產	5,308,207	5,247,429

對於綜合淨利潤的影響:

	截至六月三十日止六個月	
	2007年 (未經審計)	2006年 (未經審計)
按中國會計準則計算的淨利潤	366,806	216,851
按香港財務報告準則所作的調整:		
因按中國會計準則及香港財務報告準則於對資產估值採用不同的會計處理方法須多提的折舊支出	(18,434)	(366)
其他	(799)	(3,742)
按香港財務報告準則計算的本公司股東應佔盈利	347,573	212,743

1、上半年經營情況回顧

2007年上半年國內啤酒市場繼續保持了快速發展的態勢，啤酒產量實現1,871萬千升，同比增長16.2%。報告期內，公司累計實現啤酒銷售量255.9萬千升，同比增長12.4%；按照香港財務報告準則計算，實現銷售收入67.39億元人民幣，同比增長16.9%；實現股東應佔盈利3.48億元人民幣，同比增長63.4%，繼續呈現利潤增幅高於銷售收入、銷售收入增幅高於銷量的良好發展態勢。

上半年，公司圍繞年度工作方針，持續深化組織變革和提升價值鏈協同能力，工廠運行效率得到明顯改善，主要經濟指標實現了快速增長。公司通過推進「1+3」（即青島啤酒主品牌加三個副品牌）的品牌發展戰略，品牌結構和品種結構持續優化，消化了由於原材料和包裝物等價格上漲對公司形成的成本壓力，前四大品牌銷量達到190.4萬千升，同比增長24.6%，其中：青島啤酒主品牌實現銷量90.9萬千升，同比增長17.9%，品牌結構的調整和優化使公司的千升酒收入持續提升，上半年較去年同期提高3.9%。

公司與中央電視台聯合舉辦的「青島啤酒CCTV傾國傾城最值得向世界介紹的中國名城」大型電視活動上半年已經啟動，此項活動旨在以奧運旅遊為主線，以參與城市為平台，持續提升青島啤酒品牌價值和市場影響力。同時，上半年公司第一款運動型新產品「歡動」啤酒隆重上市，該產品秉承年輕、時尚、動感和健康相結合的理念，採用先進技術釀造而成，具有低酒精度、低熱量的特點，將成為公司新的市場增長點。公司在各區域市場圍繞「激情歡動、奧運同行」的推廣主題，開展了系列奧運營銷推廣活動，進一步樹立了青島啤酒國際化、經典正宗的形象，市場影響力不斷擴大。

2、主要財務分析

期間費用

2007年上半年，本集團銷售及市場推廣費用為人民幣13.36億元，比去年同期的人民幣10.66億元增加了2.7億元，主要為報告期內增加了奧運營銷及品牌推廣等廣告性支出和提高了市場投入。

2007年上半年，本集團行政支出為人民幣2.71億元，比去年同期的人民幣3.73億元減少了1.02億元，主要原因為：(1)本報告期內沖回以前年度結餘福利費約人民幣4,600萬元；(2)本報告期內按照員工的歸屬將原計入管理費用的社會保險等費用分別計入相關成本和銷售費用等項目，影響金額約人民幣6,400萬元。扣除上述兩項因素的影響後，本報告期發生的行政支出與上年同期相當。

2007年上半年，本集團理財成本為人民幣1,142萬元，比去年同期的人民幣1,602萬元減少了460萬元，主要是由於受人民幣升值的影響，產生的匯兌收益所致。

資產流動性

2007年上半年，本集團經營活動現金淨流入量為人民幣13.81億元，比去年同期增加1.15億元。其中，銷售收到的現金為人民幣78.37億元，比去年同期增加7.64億元，主要是報告期內銷售增長所致；購貨及接受勞務支付的現金為人民幣44.92億元，比去年同期增加5.51億元，主要是報告期內產銷量增長，增加了生產性材料的採購所致。

借款

2007年上半年，本集團一在建的子公司－青島啤酒榆林有限責任公司因建廠需要，向中國建設銀行西安市蓮湖路支行分三筆借入總額為人民幣5,000萬元、期限為五年，利率為5.51%的借款。

投資

2007年上半年，本公司出資人民幣1.5億元全資成立了青島啤酒(成都)有限公司，並對全資子公司青島啤酒(濟南)有限公司增資人民幣1.2億元，使其註冊資本達到人民幣2億元。上述項目預計將於2008年上半年竣工投產，新增產能40萬千升／年。

重大收購或出售

報告期內，本公司並無對其任何附屬公司及聯營公司作出重大收購或出售。

債務資本率

本集團2007年6月30日的債務資本率為1.91%(2006年6月30日：0.46%)。債務資本率的計算方法為：長期借款總額／(長期借款總額+歸屬于母公司股東權益)。

資產抵押

於2007年6月30日，本集團約人民幣3,959萬元(2006年12月31日：人民幣3,580萬元)的機器設備已為本集團的銀行借款人民幣2,000萬元(2006年12月31日：人民幣1,600萬元)作抵押。

匯率風險

由於本集團目前用於主品牌生產的原材料大麥主要依賴進口，因此匯率的變動將會間接影響本集團的原材料價格，從而對本集團的盈利能力產生一定影響。

員工情況

截止2007年6月30日，本公司共有在職員工28067人。

本公司薪酬制度是根據「以崗定薪」、「以績定獎」的原則制定，薪酬定位與市場接軌，參照市場水平設定合理的薪酬區間，實行寬幅管理，依據國家相關法規要求向員工提供相應的福利制度，關注員工學習成長。此外，本公司還根據公司發展和崗位任職的要求及員工個人職業生涯發展每年向員工提供必要的培訓。截至2007年6月30日止，本公司未有設立認股權計劃。

除上述披露外，報告期內其他財務重大信息載於財務報表之附註。本公司並無其他重大變動需按照《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄十六第32條的規定作出披露。

3、下半年業務展望

2007年下半年，公司將繼續貫徹年初確定的工作方針和工作重點，繼續深化組織變革，實現公司總部與區域營銷公司的最優化協同，繼續調整產品結構以抵消成本上漲的負面影響。同時，聚焦資源，實現區域市場的快速突破，確保完成公司全年的經營目標。

重要事項

1. 股息

   根據本公司章程規定，本公司將不會就截至2007年6月30日止的6個月派發中期股利。

2、 報告期內，本公司並無涉及任何重大訴訟、仲裁事項。

3、 根據本公司與青島啤酒集團有限公司(「青啤集團公司」)簽訂的《委託經營管理協議》及其補充協議，報告期內本公司繼續對青啤集團公司在青島啤酒(揚州)有限公司(「揚州公司」)中持有的80%股權進行受託管理，並將揚州公司納入財務報表合併範圍。除此之外公司並無其他託管事項。

4、 本公司控股子公司青島啤酒第五有限公司為其持股40%的青島青啤朝日飲品有限公司向境內商業銀行申請的總額為2,400萬元人民幣的授信業務提供展期擔保，擔保期限為12個月，自2006年7月16日至2007年7月15日。除此，報告期內，本公司對外擔保均系為附屬公司銀行貸款以及往來借款提供的擔保，並經董事會批准。

5、 本公司原來的控股股東青島市人民政府國有資產監督管理委員會(「青島市國資委」)將所持本公司的39,982萬股國家股無償劃轉給青啤集團公司持有。有關的國家股劃轉已獲得國務院國有資產監督管理委員會批准，並取得香港證券及期貨事務監察委員會和中國證券監督管理委員會(「中國證監會」)同意豁免青啤集團公司的要約收購義務，於2007年4月4日完成股權過戶手續。有關股權劃轉的詳情請見本公司於2007年2月6日、3月27日和4月11日在國內及香港刊發之公告。

6、 2007年7月5日，公司通過新聞媒體獲悉國家稅務總局在其發布的通知中要求有關地方稅務機關，對1993年9家境外上市公司已到期稅收優惠政策仍在執行的，必須立即予以糾正。對於以往年度適用已到期稅收優惠政策所產生的所得稅差異，要按照《稅收徵收管理法》的相關規定處理。為此，公司於2007年7月6日在國內及香港交易所網站及國內報章就該事項刊登了公告。截至本報告披露之時，本公司並未收到稅務機關要求公司調整所得稅稅率的通知，因此，本報告期繼續執行15%的所得稅稅率，與上一財政年度相同。本公司也知悉部分公司已接獲當地稅務機關通知要求作出稅率調整，本公司將繼續與稅務機關密切聯繫並對由此可能給本公司造成的財務影響進行評估(其可能影響見財務報告附註)，待稅收政策明確後，本公司將及時作出公告。

   本公司股東及有意投資者在買賣本公司證券時，務須審慎行事。

購回、出售或贖回公司上市證券

本報告期內，本公司及其任何附屬公司並無購回，出售或贖回本公司任何上市股份。

股本變動及主要股東持股情況

1、股份變動情況

報告期內，本公司股份總數未發生變動。

2、主要股東持股情況

於2007年6月30日，本公司的股東總數為36,087戶，本公司根據公開資料，以及據本公司董事所知，本公司已按照《上市規則》的規定，維持已發行股本中超過25%的足夠公眾持股量。

(1) 前十名股東持股情況

股東名稱	報告期內增減	持股總數	持股比例(%)	股份種類
青啤集團公司	0	399,820,000	30.56	有限售條件A股
香港中央結算(代理人)有限公司	267,000	295,532,373	22.59	H股
A-B Jade Hong Kong Holding Co., Ltd. ("A-B香港")	0	261,643,836	20.00	H股
Law Debenture Trust (Asia) Limited ("受托人")	0	91,575,342	7.00	H股
全國社保基金一零八組合	—	18,795,479	1.44	A股
中國建銀投資有限責任公司	—	17,574,505	1.35	有限售條件A股
全國社保基金一零三組合	—	14,010,962	1.07	A股
全國社保基金一零二組合	—	12,241,297	0.94	A股
銀華富裕主題股票型證券投資基金	—	10,387,744	0.79	A股
交銀施羅德精選股票證券投資基金	—	8,600,000	0.66	A股

(2) 前十名無限售條件股東持股情況

股東名稱	持有無限售條件股份數量	股份種類
香港中央結算(代理人)有限公司	295,532,373	H股
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H股
Law Debenture Trust (Asia) Limited	91,575,342	H股
全國社保基金一零八組合	18,795,479	A股
全國社保基金一零三組合	14,010,962	A股
全國社保基金一零二組合	12,241,297	A股
銀華富裕主題股票型證券投資基金	10,387,744	A股
交銀施羅德精選股票證券投資基金	8,600,000	A股
中海能源策略混合型證券投資基金	6,999,786	A股
國投瑞銀核心企業股票型證券投資基金	6,899,764	A股
上述股東關聯關係或一致行動關係的說明	Anheuser-Busch Companies, Inc.(「A-B公司」)透過其全資擁有的附屬公司A-B香港持有261,643,836股H股股份。受托人按照委托表決安排持有91,575,342股H股股份,並按青啤集團公司的書面指示行使該等股份的表決權,而歸屬於該股份的經濟利益,包括股息、利益分派及款額支付均按A-B公司指示處理。 除此以外,本公司並不知曉前十名股東之間是否存在其他關聯關係或屬於一致行動人。	

註:香港中央結算(代理人)有限公司(HKSCC Nominees Limited)持有的H股乃代表多個客戶所持有。

(3) H股主要股東

於2007年6月30日，除下述人士外，本公司的董事並不知悉有任何本公司的董事、監事、最高行政人員或他們的聯繫人以外的人士，在本公司的股份及相關股份中擁有權益或淡倉，而該等權益或淡倉是根據《證券及期貨條例》(香港法例第571章)(「《證券及期貨條例》」)第336條而備存的登記冊所載錄者：

名稱	性質	股份類別	持股身份	註釋	股份／相關股份的數目	佔全部已發行股本之百分比	佔全部H股之百分比
青島市國資委	好倉	A股	法團權益	1	399,820,000 A股	30.56%	不適用
	好倉	H股	第317條協議	1,2	353,219,178 H股	27.00%	53.92%
A-B公司	好倉	H股	法團權益／信託受益人	1,2	353,219,178 H股	27.00%	53.92%
	好倉	A股	第317條協議	1	399,820,000 A股	30.56%	不適用

註釋:

(1) 青島市國資委與A-B公司於2002年10月21日簽訂的承諾協議(「承諾協議」)，構成《證券及期貨條例》項下第317條所指的協定。就披露責任而言，第317條適用的任何協議的每一方，均須視為擁有任何其他一方在該協議之外擁有的任何股份權益。根據青島市國資委、A-B公司及青啤集團公司於2007年4月19日簽訂的《關於2002年10月21日簽訂之承諾協議之合同變更協議》，青島市國資委在承諾協議項下之所有權益及義務由其全資子公司 — 青啤集團公司取代。青島市國資委持有的上述A股股份亦於2007年4月4日劃轉予青啤集團公司，有關股權劃轉的詳情請見本公司於2007年2月6日、3月27日和4月11日在國內及香港刊登之公告。

(2) 被視為由A-B公司享有權益的353,219,178股H股是分別透過其全資附屬公司持有。當中91,575,342股H股按《受託表決協定》配發予表決受託人。

(3) 公司主要股東新近的披露權益申報，請參閱香港交易及結算所有限公司(「香港交易所」)網站(www.hkex.com.hk)有關「披露權益」的部份。

董事、監事及最高行政人員持股情況

1、報告期內，本公司下列監事、高管人員持股數量發生變化：

姓名	職務	年初持股數	本期減持股份數量	期末持股數	變動原因
樊偉	總釀酒師	4,576	1,100	3,476	通過交易系統賣出
黃祖江	職工監事	9,430	2,330	7,100	通過交易系統賣出

除此之外，本公司的董事、監事及高級管理人員持有本公司股份於報告期內概無變動。於2007年6月30日，孫明波先生持有本公司股份1,840股，劉英弟先生持有本公司股份5894股，張學舉先生持有本公司股份1,179股，曹向東先生持有本公司股份2,358股。上述人員所持有股份均為A股流通股。

除上述所披露外，於2007年6月30日，本公司的董事、監事、最高行政人員及彼等的聯繫人概無在本公司或其相聯法團（定義見《證券及期貨條例》第XV部所指的相聯法團）的股份、相關股份及債券證中擁有任何權益及淡倉，而該等權益及淡倉是指根據《證券及期貨條例》第352條須予備存的登記冊所記錄的或依據《上市規則》附錄十所載的《上市發行人董事進行證券交易的標準守則》（「《標準守則》」）而須通知本公司及香港聯合交易所有限公司（《聯交所》）。

本公司及附屬公司於報告期內概無訂立任何安排，致使本公司任何董事、監事及最高行政人員通過購買本公司的股份而獲利。

本公司的董事及監事最新的披露權益申報，請參閱香港交易所網站(www.hkex.com.hk)有關"披露權益"的部分。

《標準守則》

本公司已以《標準守則》以及本公司制訂的《公司董事、監事及高級管理人員所持本公司股份及其變動的管理規則》作為董事進行證券交易的行為守則和規範。本公司已向所有董事作出特定查詢，彼等亦確認於報告期內之所有適用時期，均遵守《標準守則》及其行為守則和規範所規定有關董事的證券交易的標準。

遵守《企業管治常規守則》及其他公司治理情況

本公司嚴格按照《中華人民共和國公司法》、《中華人民共和國證券法》、中國證監會有關監管法規及上海證券交易所與聯交所的上市規則的要求，不斷完善公司法人治理結構，規範公司運作。本報告期內，本公司已遵守了《上市規則》附錄十四載列的《企業管治常規守則》之守則條文。

報告期內，本公司還根據中國證監會《關於開展加強上市公司治理專項活動有關事項的通知》要求，本著實事求是的原則，對公司法人治理情況逐條對照，進行了認真地自查，並形成了本公司《公司治理專項活動自查報告和整改計劃》，經公司第五屆董事會臨時會議審議通過，於2007年6月29日在本公司指定信息披露報紙及上海證券交易所及香港交易所之網站進行披露，並接受社會公眾的監督評議，取得了良好的效果。同時，結合本次公司治理專項活動，公司按照中國證監會和上海證券交易所的監管要求，重新制訂了《公司信息披露事務管理制度》和《公司董事、監事及高級管理人員所持本公司股份及其變動的管理規則》。

未經審計的中期報告之審閱

本公司董事會之審計與財務委員會已審閱本公司未經審計之2007年中期報告。

中華人民共和國•青島
2007年8月27日

公司資料

1.	公司法定名稱：	青島啤酒股份有限公司
	英文名稱：	TSINGTAO BREWERY COMPANY LIMITED
2.	公司股票上市地：	
	A股：	上海證券交易所
	編號：	600600；股票簡稱：青島啤酒
	H股：	香港聯合交易所有限公司
	編號：	0168；股票簡稱：青島啤酒
3.	註冊地址：	中華人民共和國山東省青島市登州路56號
	辦公地址：	中華人民共和國山東省青島市香港中路五四廣場青啤大廈
	郵遞區號：	266071
	互聯網址：	www.tsingtao.com.cn
	電子信箱：	info@tsingtao.com.cn
4.	法定代表人：	李桂榮
5.	董事會秘書：	袁璐
	證券事務代表：	張瑞祥
	電話：	86-532-85713831
	傳真：	86-532-85713240
	電子信箱：	secretary@tsingtao.com.cn
6.	信息披露報紙：	《中國證券報》、《上海證券報》、《證券時報》、香港《文匯報》、《The Standard》
	中期報告登載網址：	www.sse.com.cn
		www.hkex.com.hk
	中期報告備置地點：	本公司董事會秘書室

CONTENTS

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2007

	Note	30 June 2007 RMB'000 (Unaudited)	31 December 2006 RMB'000
ASSETS			
Non-current assets			
Property, plant and equipment	7	**5,205,250**	5,098,594
Leasehold land and land use rights	6	**666,860**	676,759
Prepayment for land use rights		**17,442**	17,442
Intangible assets	8	**224,679**	232,493
Interest in associates		**33,842**	18,576
Deferred income tax assets		**71,029**	70,813
Other long-term assets		**11,393**	27,258
Total non-current assets		**6,230,495**	6,141,935
Current assets			
Inventories	9	**1,791,815**	1,641,319
Trade receivables	10	**100,102**	101,180
Bills receivable		**22,858**	44,979
Deposits, prepayments and other receivables		**535,830**	415,803
Pledged bank deposits		**21,385**	19,524
Cash and cash equivalents	16	**2,262,578**	1,213,243
Total current assets		**4,734,568**	3,436,048
Total assets		**10,965,063**	9,577,983
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital	11	**1,308,219**	1,308,219
Other reserves	12	**3,604,723**	3,796,626
Retained earnings			
— Proposed final dividend		**—**	287,808
— Others		**395,265**	(145,224)
		5,308,207	5,247,429
Minority interests		**475,217**	452,294
Total equity		**5,783,424**	5,699,723

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Cont'd)

AS AT 30 JUNE 2007

	Note	30 June 2007 RMB'000 (Unaudited)	31 December 2006 RMB'000
LIABILITIES			
Non-current liabilities			
Borrowings	13	**103,214**	53,259
Derivative financial instruments	14	**6,265**	3,749
Deferred income tax liabilities		**16,602**	16,448
Long-term loan due to a shareholder		**116,905**	117,131
Finance lease liabilities		**9,617**	—
Other financial liabilities		**31,800**	31,800
Total non-current liabilities		**284,403**	222,387
Current liabilities			
Trade payables	15	**988,970**	794,675
Bills payable	16	**384,138**	250,117
Accruals and other payables		**2,332,138**	1,766,404
Deposits and advance from customers		**185,513**	191,662
Taxes payable		**92,753**	51,106
Dividends payable	22	**287,808**	—
Borrowings	13	**621,470**	599,745
Current portion of long-term bank loans	13	**1,882**	2,164
Current portion of finance lease liabilities		**2,564**	—
Total current liabilities		**4,897,236**	3,655,873
Total liabilities		**5,181,639**	3,878,260
Total equity and liabilities		**10,965,063**	9,577,983
Net current liabilities		**(162,668)**	(219,825)
Total assets less current liabilities		**6,067,827**	5,922,110

The notes on pages 7 to 27 form an integral part of these condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

		Six months ended 30 June	
	Note	**2007** *RMB'000* (Unaudited)	2006 *RMB'000* (Unaudited)
Sales	*4*	**6,833,519**	5,767,651
Cost of goods sold	*18*	**(4,688,514)**	(3,963,369)
Gross profit		**2,145,005**	1,804,282
Other gains (net)		**47,520**	42,345
Selling and marketing costs	*17*	**(1,336,273)**	(1,066,409)
Administrative expenses	*18*	**(270,816)**	(372,563)
Other operating loss	*18*	**(40,232)**	(35,103)
Operating profit		**545,204**	372,552
Finance costs	*19*	**(11,416)**	(16,020)
Share of gain/(loss) of associates		**404**	(575)
Profit before income tax		**534,192**	355,957
Income tax expense	*20*	**(151,252)**	(112,978)
Profit for the half-year		**382,940**	242,979
Attributable to:			
— Shareholders of the Company		**347,573**	212,743
— Minority interests		**35,367**	30,236
		382,940	242,979
Earnings per share for profit attributable to the Shareholders of the Company during the period (expressed in RMB per share)		***RMB per share***	*RMB per share*
— Basic and diluted	*21*	**0.266**	0.163
Dividends	*22*	**287,808**	209,315

The notes on pages 7 to 27 form an integral part of these condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	(Unaudited)						
	Attributable to shareholders of the Company						
	Share capital	Other reserves *(Note 12)*	Proposed Final dividends	(Accumulated losses)/ Retained earnings	Total	Minority interests	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006, as previously reported	1,308,219	3,673,572	209,315	(234,716)	4,956,390	576,686	5,533,076
Opening adjustments for the accounting policy change *(note 3)*	—	(209,576)	—	209,576	—	—	—
Balance at 1 January 2006, as restated	1,308,219	3,463,996	209,315	(25,140)	4,956,390	576,686	5,533,076
Adjustments to appropriations	—	37,492	—	(37,492)	—	—	—
Dividends declared	—	—	(209,315)	—	(209,315)	(53,541)	(262,856)
Profit for the period	—	—	—	212,743	212,743	30,236	242,979
Translation difference	—	720	—	—	720	—	720
Others	—	—	—	—	—	(647)	(647)
Balance at 30 June 2006, as restated	1,308,219	3,502,208	—	150,111	4,960,538	552,734	5,513,272
Balance at 1 January 2007, as previously reported	1,308,219	3,796,626	287,808	(145,224)	5,247,429	452,294	5,699,723
Opening adjustments for the accounting policy change *(note 3)*	—	(236,203)	—	236,203	—	—	—
Balance at 1 January 2007, as restated	1,308,219	3,560,423	287,808	90,979	5,247,429	452,294	5,699,723
Adjustments to appropriations	—	43,287	—	(43,287)	—	—	—
Dividends declared	—	—	(287,808)	—	(287,808)	(29,009)	(316,817)
Profit for the period	—	—	—	347,573	347,573	35,367	382,940
Capital contribution from minority shareholders	—	—	—	—	—	15,703	15,703
Translation difference	—	1,013	—	—	1,013	—	1,013
Others	—	—	—	—	—	862	862
Balance at 30 June 2007	1,308,219	3,604,723	—	395,265	5,308,207	475,217	5,783,424

The notes on pages 7 to 27 form an integral part of these condensed interim financial information.

TSINGTAO BREWERY COMPANY LIMITED
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Cash flows from operating activities		
Cash generated from operations	**1,484,621**	1,384,669
Income tax paid	**(112,587)**	(126,369)
Interest received	**9,440**	8,630
Cash generated from operating activities — net	**1,381,474**	1,266,930
Cash flows from investing activities		
Purchase of property, plant and equipment, construction-in-progress and intangible assets	**(385,969)**	(350,018)
Proceeds from sales of property, plant and equipment	**8,826**	4,545
Proceeds from sales of leasehold land and land use rights	**12,000**	—
Decrease/(increase) in short-term bank deposits and pledged bank deposits	**(1,861)**	52,479
Dividend received	**—**	4,915
Cash received/(paid) from derivative financial instruments	**(75)**	2,987
Cash flows from investing activities — net	**(367,079)**	(285,092)
	1,014,395	981,838
Cash flows from financing activities		
Proceeds from borrowings	**318,947**	231,142
Repayment of borrowings	**(236,877)**	(428,905)
Contribution from minority shareholders	**—**	15,703
Interest paid	**(17,169)**	(22,571)
Dividends paid to minority shareholders	**(28,432)**	(54,321)
Cash flows from financing activities — net	**36,469**	(258,952)
Net increase in cash and cash equivalents	**1,050,864**	722,886
Cash and cash equivalents at the start of period	**1,213,243**	1,248,291
Exchange (losses)/gains on cash and cash equivalents	**(1,529)**	889
Cash and cash equivalents at the end of period	**2,262,578**	1,972,066

The notes on pages 7 to 27 form an integral part of these condensed interim financial information.

1. GENERAL INFORMATION

Tsingtao Brewery Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 16 June 1993. It obtained a business license as a Sino-foreign joint stock company on 27 December 1995. Its H shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15 July 1993 and its A shares have been listed on the Shanghai Stock Exchange since 27 August 1993.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the production and distribution of beer products. The Company's registered address is Tsingtao Beer Tower, May Fourth Square, Hong Kong Zhong Road, Qingdao, the PRC.

These condensed consolidated financial information was approved for issue by the Board of Directors on 27 August 2007.

The English names of some of the companies referred to in the financial statements represent unofficial translation of their registered Chinese names by management and these English names have not been legally adopted by these entities.

2. BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with HKAS 34, 'Interim financial reporting'. The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2006.

3. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2006 as described in the annual financial statements for the year ended 31 December 2006, except the accounting policy for the determination of the surplus reserve in consolidated balance sheet and statement of changes in equity as disclosed below:

During the period ended 30 June 2007, the Group changed its policy for reserve appropriation that share of profits from subsidiaries after reserve appropriations would not be subject to reserve appropriation at Company level. As a result of such change, the Group restated its reserve balances of prior years retroactively.

The effect of such change in current period is shown below:

	As at 30 June 2007 ***RMB'000*** **(Unaudited)**
Increase in retained earnings brought forward	**236,203**
Decrease in surplus reserve	**(236,203)**

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2007.

- HK(IFRIC)-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has followed the requirements of this interpretation note.

3. ACCOUNTING POLICIES (CONT'D)

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. HKAS 1, "Amendments to capital disclosures", effect for annual periods beginning on or after 1 January 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1.

The following interpretations have been published that are mandatory for financial year ending 31 December 2007 but are not relevant to the Group's operations:

- HK(IFRIC)-Int 8, Scope of HKFRS 2 (effective for annual periods beginning on or after 1 May 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of HKFRS 2. Management do not expect this interpretation to have any impact on the Group;

- HK(IRFIC)-Int 7, Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economics (effective from 1 March 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional Currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations; and

- HK(IFRIC)-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). HK(IFRIC)-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment if required. As none of the group entities have changed the terms of their contracts, HK(IFRIC)-Int 9 is not relevant to the Group's operations.

The following new standards, amendment to the standards and interpretation have been issued but are not effective for 2007 and have not been early adopted:

- HK(IFRIC)-Int 11 — IFRS2, Group and Treasury Share Transaction (effective for annual periods beginning on or after 1 March 2007). IFRIC-Int 11 provides guidance on the how to apply requirements of IFRS 2 when involving the equity instruments of the parent or subsidiaries and when involving the purchase of the entity's own equity instrument from third parties. HK(IFRIC)-Int 11 does not have material impact on the Group's operation;

- HK(IFRIC)-Int 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008) which gives guidance on the accounting by operation for public-to-private service concession arrangement. As the Group does not engage into such operations, HK(IFRIC)-Int 12 is not relevant to the Group's operation;

- HKFRS8, Operating Segments (effective for annual periods beginning on or after 1 January 2009) supersedes HKAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group is still in the process to assess the impact of HKFRS 8. The Group will apply HKFRS 8 from 1 January 2009; and

- Amendment to HKAS 23, "Borrowing costs" (effective for annual periods beginning on or after 1 January 2009). The revised HKAS 23 requires management to capitalize borrowing costs attributable to qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use or sale. The Group is still in the process to assess the impact of HKAS 23, however currently the directors are of the view that the revised HKAS 23 will not have material impact to the Group as the Group has already adopted the alternative approach under existing HKAS 23 which is similar to the revised HKAS 23. The group will apply HKAS 23 from 1 January 2009.

4. SEGMENT INFORMATION

(a) Primary reporting format — geographical segment

The Group's operating activities are mainly conducted in the PRC. An analysis by geographical segment is as follows:

	(Unaudited) Six months ended 30 June 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,686,654	531,298	1,429,490	2,010,281	175,796	—	6,833,519
Inter-segment sales	86,749	559,190	97,380	21,239	78,668	(843,226)	—
	2,773,403	1,090,488	1,526,870	2,031,520	254,464	(843,226)	6,833,519
Results							
Segment results	203,800	38,683	21,299	256,910	51,056	—	571,748
Unallocated expenses, net							(26,544)
Operating profit							545,204
Finance costs							(11,416)
Share of loss of associates	404	—	—	—	—	—	404
Profit before income tax							534,192
Income tax expense							(151,252)
Profit for the half-year							382,940
Other information							
Depreciation	57,517	27,642	61,760	103,825	352	—	251,096
Amortisation	1,646	1,478	4,262	3,355	219	—	10,960
Property, plant and equipment impairment losses	—	—	50,000	206	—	—	50,206

4. SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) Six months ended 30 June 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Turnover							
External sales	2,009,333	537,198	1,435,848	1,634,137	151,135	—	5,767,651
Inter-segment sales	77,854	342,315	51,358	18,289	—	(489,816)	—
	2,087,187	879,513	1,487,206	1,652,426	151,135	(489,816)	5,767,651
Results							
Segment results	239,611	13,923	52,845	99,668	42,027	—	448,074
Unallocated expenses, net							(75,522)
Operating profit							372,552
Finance costs							(16,020)
Share of losses of associates	(575)	—	—	—	—	—	(575)
Profit before income tax							355,957
Income tax expense							(112,978)
Profit for the half-year							242,979
Other information							
Depreciation	37,836	38,903	54,552	118,400	340	—	250,031
Amortisation	2,825	1,583	3,757	5,186	—	—	13,351
Property, plant and equipment impairment losses	5,260	16,525	14,442	21,496	—	—	57,723

4. SEGMENT INFORMATION (CONT'D)

(a) Primary reporting format — geographical segment (Cont'd)

	(Unaudited) As at 30 June 2007						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	6,170,454	1,507,427	2,395,994	5,122,698	—	(5,424,834)	9,771,739
Interests in associates	33,842	—	—	—	—	—	33,842
Unallocated assets							1,159,482
							10,965,063
Liabilities							
Segment liabilities	1,140,701	355,801	782,161	2,576,777	—	(1,340,652)	3,514,788
Unallocated liabilities							1,666,851
							5,181,639
Capital expenditure	83,162	200,181	69,195	134,198	563	—	487,299

	As at 31 Dec 2006						
	Qingdao Region *RMB'000*	Other Shandong Regions *RMB'000*	Huabei Region *RMB'000*	Huanan Region *RMB'000*	Overseas *RMB'000* *(Note a)*	Eliminations *RMB'000*	Consolidated *RMB'000*
Assets							
Segment assets	5,812,330	1,696,896	2,226,120	5,116,957	—	(6,224,860)	8,627,443
Interests in associates	18,576	—	—	—	—	—	18,576
Unallocated assets							931,964
							9,577,983
Liabilities							
Segment liabilities	703,127	712,130	793,028	2,579,692	—	(1,964,206)	2,823,771
Unallocated liabilities							1,054,489
							3,878,260
Capital expenditure — for the six months ended 30 June 2006	68,711	17,087	217,059	51,462	1,257	—	355,576

Note a: The segment represents sales of goods to regions (including Hong Kong) out of the PRC through the Group's overseas subsidiary or the Group's PRC branches and subsidiaries established for overseas sales. Separable segment assets and liabilities are insignificant to the Group as a whole.

(b) Secondary reporting format — business segment

The Group is mainly engaged in the production and distribution of beer products. Accordingly, no analysis of business segment information is provided.

5. CAPITAL EXPENDITURE

	Tangible and intangible assets *RMB'000* (Unaudited)
Six months ended 30 June 2006	
Opening net book amount at 1 January 2006	6,303,649
Additions	355,576
Disposals	(20,366)
Depreciation and amortisation	(263,382)
Impairment	(57,723)
Closing net book amount at 30 June 2006	6,317,754
Six months ended 30 June 2007	
Opening net book amount at 1 January 2007	**6,007,846**
Additions	**487,299**
Disposals	**(78,093)**
Depreciation and amortisation	**(262,056)**
Impairment	**(58,207)**
Closing net book amount at 30 June 2007	**6,096,789**

6. LEASEHOLD LAND AND LAND USE RIGHTS

	As at	
	30 June 2007 ***RMB'000*** **(Unaudited)**	31 December 2006 *RMB'000*
Opening	**676,759**	660,197
Additions	**194**	40,876
Amortisation	**(8,353)**	(22,438)
Disposals	**(1,740)**	(1,876)
	666,860	676,759

As at 30 June 2007, the operating facilities of certain subsidiaries of the Group were located on parcels of allocated land ("Allocated Lands") owned by certain local municipal governments. The carrying values of the associated buildings and facilities constructed thereon were approximately RMB96,155,000 (31 December 2006: RMB97,945,000). The Company's directors consider that there is no significant adverse impact on the operations of the Group and accordingly, no provision for impairment loss is considered necessary.

7. PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment are as follows:

	Plant and buildings *RMB'000*	Machinery *RMB'000*	Motor vehicles *RMB'000*	Other equipment *RMB'000*	Construction -in-progress *RMB'000*	Total *RMB'000*
At 1 January 2006						
Cost	2,841,258	5,454,156	396,518	283,916	107,016	9,082,864
Accumulated depreciation and impairment	(706,968)	(2,703,301)	(224,926)	(183,705)	—	(3,818,900)
Net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Year ended 31 December 2006						
Opening net book amount	2,134,290	2,750,855	171,592	100,211	107,016	5,263,964
Additions	46,734	100,314	20,265	23,734	350,445	541,492
Transfers	31,117	195,098	883	1,942	(229,040)	—
Disposals	(10,158)	(13,247)	(4,991)	(1,198)	—	(29,594)
Depreciation	(76,087)	(366,719)	(32,738)	(38,036)	—	(513,580)
Impairment charges	(33,494)	(125,508)	(4,686)	—	—	(163,688)
Closing net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
At 31 December 2006						
Cost	2,907,372	5,675,937	395,100	298,462	228,421	9,505,292
Accumulated depreciation and impairment	(814,970)	(3,135,144)	(244,775)	(211,809)	—	(4,406,698)
Net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
At 1 January 2007						
Opening net book amount	2,092,402	2,540,793	150,325	86,653	228,421	5,098,594
Additions (Unaudited)	23,246	46,612	16,336	15,157	382,961	484,312
Transfers (Unaudited)	47,721	126,523	2,636	8,357	(185,237)	—
Disposals (Unaudited)	(18,547)	(9,856)	(1,975)	(26)	(45,949)	(76,353)
Depreciation (Unaudited)	(38,910)	(179,291)	(15,451)	(17,445)	—	(251,097)
Impairment charges *(note a)* (Unaudited)	—	(50,204)	—	(2)	—	(50,206)
Closing net book amount (Unaudited)	2,105,912	2,474,577	151,871	92,694	380,196	5,205,250
At 30 June 2007						
Cost (Unaudited)	2,969,478	5,783,574	400,859	315,398	380,196	9,849,505
Accumulated depreciation and impairment (Unaudited)	(863,566)	(3,308,997)	(248,988)	(222,704)	—	(4,644,255)
Net book amount (Unaudited)	2,105,912	2,474,577	151,871	92,694	380,196	5,205,250

As at 30 June 2007, approximately RMB39,586,000 (31 December 2006: RMB35,800,000) of machinery had been pledged as security for RMB20,000,000 bank loans of the Group (31 December 2006: RMB16,000,000) (Note 13).

As at 30 June 2007, ownership certificates of certain buildings ("Building Ownership Certificates") for certain buildings of the Group with respective carrying values of approximately RMB272,152,000 (31 December 2006: RMB296,443,000) had not yet been obtained. After consultation made with the Company's legal adviser, the Company's directors consider that there is no legal restriction for the Group to apply for and obtain the Buildings Ownership Certificates and Land Certificate and there will not be any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment is considered necessary.

7. PROPERTY, PLANT AND EQUIPMENT (CONT'D)

Machinery includes the following amounts where the Group is a lessee under a finance lease:

	As at	
	30 June 2007 *RMB'000* **(Unaudited)**	31 December 2006 *RMB'000*
Cost — capitalised finance leases	**12,823**	—
Accumulated depreciation	**(73)**	—
Net book amount	**12,750**	—

The Group has entered into lease arrangements for the machinery which have substantially transferred all the risks and rewards of ownership of these equipment to the Group. Accordingly, the lease is classified as a finance lease and it was capitalised at the lease's commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Note a: The directors of the Company performed impairment assessment on the carrying value of certain fixed assets of the Group with impairment indicators as at 30 June 2007. As a result of such an assessment, an impairment loss of approximately RMB50,000,000 relating to fixed assets of one of the subsidiaries of the Company, Tsingtao Brewery (Gansu) Nongken Company Limited which operates in an un-mature economy environment, had been recognised due to the decrease in market demand of the products.

8. INTANGIBLE ASSETS

The movements in intangible assets are as follows:

	Goodwill *RMB'000*	Trademarks (i) *RMB'000*	Technology know-how (ii) *RMB'000*	Software and Others *RMB'000*	Total *RMB'000*
At 1 January 2006					
Cost	320,228	107,778	18,629	37,886	484,521
Accumulated amortisation	(46,350)	(36,763)	(12,442)	(9,478)	(105,033)
Net book amount	273,878	71,015	6,187	28,408	379,488
Year ended 31 December 2006					
Opening net book amount	273,878	71,015	6,187	28,408	379,488
Additions	—	7,314	—	4,136	11,450
Amortisation		(2,914)	(1,863)	(2,607)	(7,384)
Impairment charge	(151,061)	—	—	—	(151,061)
Closing net book amount	122,817	75,415	4,324	29,937	232,493
At December 2006					
Cost	320,228	115,092	18,629	42,022	495,971
Accumulated amortisation	(197,411)	(39,677)	(14,305)	(12,085)	(263,478)
Net book amount	122,817	75,415	4,324	29,937	232,493
Six months ended 30 June 2007					
Opening net book amount	**122,817**	**75,415**	**4,324**	**29,937**	**232,493**
Additions (Unaudited)	—	—	—	**2,793**	**2,793**
Amortisation (Unaudited)	—	**(207)**	**(931)**	**(1,468)**	**(2,606)**
Impairment charge (Unaudited)	—	**(8,001)**	—	—	**(8,001)**
Closing net book amount (Unaudited)	**122,817**	**67,207**	**3,393**	**31,262**	**224,679**
At 30 June 2007					
Cost (Unaudited)	**320,228**	**107,091**	**18,629**	**44,815**	**490,763**
Accumulated amortisation and impairment loss (Unaudited)	**(197,411)**	**(39,884)**	**(15,236)**	**(13,553)**	**(266,084)**
Net book amount (Unaudited)	**122,817**	**67,207**	**3,393**	**31,262**	**224,679**

(i) Trademarks

Trademarks mainly include the "TSINGTAO BEER" trademark which was injected by the founding shareholders into the Company on 16 June 1993 as their capital contributions. The recorded value of the trademark was assessed based on the results of a valuation approved by the State-Owned Assets Administration Bureau of the PRC.

Before 31 December 2006, the trademark has been amortised over a period of 40 years which was its registration period with the State Administration for Industry & Commerce ("SAIC").

During the period, the directors undertook a review of the estimated useful life of the trademark according to the Group's accounting policy. After taking into consideration various factors including the Group's long-term business strategy, the economic benefits that the trademark can bring to the Group, and the lack of any foreseeable legal limitation imposed on the period over which the asset can generate cash inflows to the Group (the renewal of the registration with SAIC upon expiry will be certain at minimum cost), the directors conclude that the trademark has indefinite useful life. Accordingly, it is not subject to amortisation from the beginning of current period but it will be subject to annual impairment assessment. This change in accounting estimate has increased the profit before the tax of the Group for the six months ended 30 June 2007 by approximately RMB1,250,000.

8. INTANGIBLE ASSETS (CONT'D)

(i) Trademarks (Cont'd)

Other trademarks were acquired as a result of acquisitions of certain subsidiaries. They are amortised over their estimated useful lives ranging from 5 to 10 years. The costs of these intangible assets were recognised according to their fair value at the respective dates of acquisition.

(ii) Technology known-how

Technology know-how was injected by a minority shareholder of a subsidiary into that subsidiary during its re-organisation. It was recorded at a value agreed among all the shareholders of that subsidiary and is amortised over an expected period of inflow of economic benefits of 10 years.

9. INVENTORIES

	As at	
	30 June 2007 *RMB'000* **(Unaudited)**	31 December 2006 *RMB'000*
Raw materials, packaging materials and auxiliary materials	**1,430,772**	1,356,430
Work-in-progress	**231,225**	198,506
Finished goods	**185,143**	139,070
	1,847,140	1,694,006
Less: Write-down of inventories to net realisable value	**(55,325)**	(52,687)
Inventories, net	**1,791,815**	1,641,319

The Group reversed approximately RMB3,146,000 of inventory provision set up in previous years during the period. The reversal has been included as a reduction of cost of goods sold in the income statement.

10. TRADE RECEIVABLES

	As at	
	30 June 2007 *RMB'000* **(Unaudited)**	31 December 2006 *RMB'000*
Trade receivables — third parties	**303,718**	268,184
Receivables from related parties	**35,321**	83,530
	339,039	351,714
Less: provision for impairment of receivables	**(238,937)**	(250,534)
	100,102	101,180

10. TRADE RECEIVABLES (CONT'D)

The aging analysis of trade receivables is as follows:

	30 June 2007			31 December 2006		
	Amount	**Provision for bad debts**	**Balance after provision**	Amount	Provision for bad debts	Balance after provision
	RMB'000 **(Unaudited)**	***RMB'000*** **(Unaudited)**	***RMB'000*** **(Unaudited)**	*RMB'000*	*RMB'000*	*RMB'000*
Less than 1 year	**107,042**	**(9,286)**	**97,756**	99,349	(2,743)	96,606
1 to less than 2 years	**2,146**	**(1,328)**	**818**	3,338	(2,021)	1,317
2 to less than 3 years	**10,625**	**(10,367)**	**258**	10,578	(10,346)	232
Over 3 years	**219,226**	**(217,956)**	**1,270**	238,449	(235,424)	3,025
Total	**339,039**	**(238,937)**	**100,102**	351,714	(250,534)	101,180

The majority of the Group's domestic sales are transacted at cash on delivery terms. For export sales outside of the PRC, they are mainly covered by letter of credit. Credit is only granted to customers with good credit history. There is no concentration of credit risk with respect to the trade receivable balances since the Group has a large number of customers which are nationally dispersed.

The net book value of accounts receivable approximates its fair value as at 30 June 2007.

The Group makes specific bad debt provision against the doubtful trade receivable balances which are determined based on the credit history of the customers and the evidence of whether a portion or the full amount of the outstanding balance is uncollectible.

11. SHARE CAPITAL

As at 30 June 2007, the authorised registered share capital was RMB1,308,219,178 (31 December 2006: RMB1,308,219,178) of RMB1 each.

	30 June 2007		31 December 2006	
	RMB'000	**Number of *shares('000)***	*RMB'000*	Number of *shares('000)*
PRC public shares subject to restriction *(a)*	**417,395**	**417,395**	417,395	417,395
PRC public shares ("A Shares")	**235,755**	**235,755**	235,755	235,755
Overseas public shares("H Shares")	**655,069**	**655,069**	655,069	655,069
	1,308,219	**1,308,219**	1,308,219	1,308,219

As at 30 June 2007, all issued share capital had been fully paid up.

(a) According to the shareholding restructuring scheme approved in an A shares shareholders meeting in October 2006, the shareholders of the State shares and PRC legal person shares (collectively defined as the "Non Public Shares") offered to the A share shareholders 35,755,495 shares of their shares and a cash consideration of RMB48,000,000 in return for the conversion of the Non Public Shares into A shares, subject to certain disposal restrictions imposed that the shareholders of the Non Public Shares shareholders will not sell the shares which gain liquidity within a period of five years. In addition, the Non Public Shares shareholders, being the Principal Shareholders of the Company, also undertake to appropriate 70% of the available profit of the Company as dividends for a period of 3 years.

Following the completion of the above transactions, Qingdao State Assets Supervision and Administration Committee transferred its equity interests held in the Company to its wholly owned subsidiary, Tsingtao Beer Group Company ("TB Group Company") and TB Group Company became the substantial shareholder of the Company.

12. OTHER RESERVES

	(Unaudited)					
	Share premium *RMB'000*	Capital reserve *RMB'000*	Surplus reserve *RMB'000* *Note (a)*	Public welfare fund *RMB'000*	Cumulative translation adjustments *RMB'000*	Other reserves *RMB'000*
Balance at 1 January 2006, as previous reported	3,058,231	17,252	329,147	269,923	(981)	3,673,572
Opening adjustments for the accounting policy change *(note 3)*	—	—	(209,576)	—	—	(209,576)
Balance at 1 January 2006, as restated	3,058,231	17,252	119,571	269,923	(981)	3,463,996
Adjustments to appropriations	—	—	37,492	—	—	37,492
Transfer (Unaudited)	—	—	269,923	(269,923)	—	—
Translation difference (Unaudited)	—	—	—	—	720	720
Balance at 30 June 2006 (Restated)	3,058,231	17,252	426,986	—	(261)	3,502,208
Balance at 1 January 2007, as previous reported	3,058,231	65,753	669,637	—	3,005	3,796,626
Opening adjustments for the accounting policy change *(note 3)*	—	—	(236,203)	—	—	(236,203)
Balance at 1 January 2007, as restated	3,058,231	65,753	433,434	—	3,005	3,560,423
Adjustments to appropriations	—	—	43,287	—	—	43,287
Translation difference (Unaudited)	—	—	—	—	1,013	1,013
Balance at 30 June 2007 (Unaudited)	3,058,231	65,753	476,721	—	4,018	3,604,723

Note:

(a) Surplus reserve

According to the Articles of Association of the Company and the Company Law of PRC, the Company has to set aside 10% of its net profit as determined in accordance with the PRC accounting standards and regulations until the reserve balance has reached 50% of the paid-up share capital of the Company. This reserve is not distributable as cash dividends.

On 1 January 2007, the Company adopted the "Accounting Standards for Business Enterprise (2006)" of PRC ("CAS"), with retrospective application in its statutory accounts and the Directors made an additional surplus reserve of approximately RMB43,287,000 as a result.

13. BORROWINGS

	30 June 2007			31 December 2006		
	Short-term bank loans ***RMB'000*** **(Unaudited)**	**Long-term bank loans** ***RMB'000*** **(Unaudited)**	**Total** ***RMB'000*** **(Unaudited)**	Short-term bank loans *RMB'000*	Long-term bank loans *RMB'000*	Total *RMB'000*
Bank loans						
Repayable:						
— Within 1 year	**621,470**	**1,882**	**623,352**	599,745	2,164	601,909
— Between 2 and 5 years	**—**	**90,708**	**90,708**	—	40,725	40,725
— Over 5 years	**—**	**12,506**	**12,506**	—	12,534	12,534
	621,470	**105,096**	**726,566**	599,745	55,423	655,168
Less: Portion due within 1 year	**(621,470)**	**(1,882)**	**(623,352)**	(599,745)	(2,164)	(601,909)
Long-term portion	**—**	**103,214**	**103,214**	—	53,259	53,259

As at 30 June 2007, loans of the Group amounting to approximately RMB15,386,000 and RMB7,710,000 were guaranteed by the Beijing Development and Reform Committee and Bank of China, Beijing branch, respectively.

As at 30 June 2007, approximately RMB1,000,000 (31 December 2006: RMB1,000,000) of the loans of the subsidiaries were guaranteed by the Company.

As at 30 June 2007, approximately RMB20,000,000 (31 December 2006: RMB16,000,000) of the Group's loans were secured by machinery with an aggregate carrying value of approximately RMB39,586,000 (31 December 2006: RMB35,800,000).

The carrying amounts of the borrowings are denominated in the following currencies:

	As at	
	30 June 2007 ***RMB'000*** **(Unaudited)**	31 December 2006 *RMB'000*
RMB	**259,540**	200,108
Hong Kong dollar	**63,080**	41,202
US dollar	**380,890**	390,435
Euro	**15,362**	15,411
Danish Krone	**7,694**	8,012
	726,566	655,168

All the loans of the Group are subject to the market interest rate changes except the loans dominated in Danish Krone and Euro which are interest free.

The effective interest rates at the balance sheet date for the loans dominated in RMB, HK$ and US$ were 6.76%, 4.88% and 6.17% per annum, respectively. The directors consider that the carrying amount of these borrowings approximate their respective fair value as at 30 June 2007.

As of 30 June 2007, the Group had aggregate unutilised short term loan facilities of approximately RMB2,100,000,000 (31 December 2006: RMB2,100,000,000). All are expiring within a year with floating interest rates to be charged on the amount to be drawn down.

14. DERIVATIVE FINANCIAL INSTRUMENTS

	As at 30 June 2007	
	Assets	Liabilities
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Forward foreign exchange contracts - ineffective hedges	—	6,265

In the opinion of directors, the forward contracts are non-speculative in nature and they are used as hedges against the Company's outstanding bank loan balances denominated in US dollars. However, as these instruments are not qualified for hedging accounting under the requirements of HKAS 39, they were recognised at fair value and the fair value change of approximately RMB2,516,000 relating to contracts held and remained at open position as at 30 June 2007 were charged to the income statement as Other gains/loss during the period.

15. TRADE PAYABLES

	As at	
	30 June	31 December
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	
Trade payables	988,970	794,675

The ageing analysis of trade payables (including amounts due to related parties) is as follows:

	As at	
	30 June	31 December
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	
Less than 1 year	964,450	725,458
1 to less than 2 years	913	49,666
2 to less than 3 years	15,513	9,917
Over 3 years *(note 25(b)(iii))*	8,094	9,634
	988,970	794,675

16. BILLS PAYABLE

All the bills payable balances of the Group as at 30 June 2007 are of maturity within six months. Approximately RMB18,247,000 (31 December 2006: RMB16,391,000) of the bank deposits of the Group denominated in Renminbi had been pledged for the issuance of these bills, and approximately RMB123,949,000 (31 December 2006: RMB110,850,000) bills issued by the subsidiaries as at 30 June 2007 were guaranteed by the Company.

17. OTHER GAINS — NET

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Derivative instruments:		
— foreign exchange forward contracts: transactions not qualifying for hedge accounting	**(2,516)**	5,139
— realised gain on foreign exchange forward contracts	**(75)**	2,897
Interest income	**9,440**	8,630
Government grants*	**40,671**	25,679
	47,520	42,345

* In connection with the acquisitions of certain subsidiaries of the Group in prior years, the Group entered into various agreements with the relevant municipal governments that these subsidiaries could enjoy certain financial incentives granted by the governments, mainly including financial subsidies determined with reference to the amounts of taxes paid by these subsidiaries.

18. EXPENSES BY NATURE

Expenses included in cost of goods sold, selling and marketing costs and administrative expenses are analysed as follows:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Changes in inventories of finished goods and work in progress	**(82,838)**	(74,984)
Raw materials and consumables used	**3,111,569**	2,488,433
Employee benefit expenses	**534,298**	465,508
Depreciation, amortisation and impairment charges	**320,263**	321,105
Transportation expenses	**208,110**	261,690
Advertising costs	**248,040**	131,234
Utilities	**255,340**	236,890
Other expenses	**1,751,027**	1,572,465
Total cost of sales, distribution costs and administrative expenses	**6,345,809**	5,402,341

19. FINANCE COSTS

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Interest on bank loans	**20,825**	22,571
Net foreign exchange translation gains	**(9,409)**	(6,551)
	11,416	16,020

20. TAXATION

(a) Income tax expense

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Current income tax		
— Hong Kong income tax *(i)*	**3,773**	1,995
— PRC enterprise income tax *(ii)*	**147,541**	123,294
Deferred income tax	**(62)**	(12,311)
	151,252	112,978

(i) Hong Kong income tax

Hong Kong income tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

(ii) PRC enterprise income tax ("EIT")

EIT is provided on the estimated assessable income of the year calculated in accordance with the relevant regulations of the PRC after considering all the available tax benefits from refunds and allowances.

In accordance with an approval document dated 18th April 1994 issued by the State Administration for Taxation ("SAT") of the PRC, net profit earned by the Company is subject to EIT at 15%, which is effective from the date of establishment of the Company and until there is further changes of the relevant laws and regulations. Accordingly, the Company applied 15% EIT rate in preparing the Interim Financial Statements.

Tsingtao Brewery (Xiamen) Company Limited ("Xiamen Company") was approved as enterprises with foreign investment and therefore, it is exempt from EIT for two years starting from the first year of profit-marking after offsetting prior year tax losses, followed by a 50% reduction for the next three consecutive years thereafter. 2007 is the fourth profitable year of Xiamen Company. Accordingly, EIT for Xiamen Company was provided at reduced rates of 7.5%.

Shenzhen Tsingtao Brewery Sales Company Limited, Shenzhen Tsingtao Beer Asahi Company Limited, Huanan Holding Company Limited, Tsingtao Brewery (Zhuhai) Company and Dongnan Sales Company Limited were established in Shenzhen, Zhuhai and Xiamen Special Economic Zones for the PRC where they conduct their operations. Accordingly, they are subject to EIT at a reduced rate of 15%.

Other subsidiaries of the Group which are established and operating in the PRC are subject to EIT at a standard rate of 33% based on their respective assessable income for the period.

On 16 March 2007, the 10th National Peoples Congress of PRC approved the PRC Corporate Income Tax Law ("CIT Law"), being effective on 1 January 2008. The CIT rate of the Company and those subsidiaries without tax preferential treatments will be changed to 25% from then onwards. Detailed measures and regulations on the determination of taxable profit, tax incentives and grandfathering provisions for the tax preferential treatments will be issued by the State Council in due course under the new CIT Law. As and when the State Council announces the additional regulations, the Group will assess their impact, if any, and this change in accounting estimate will be accounted for prospectively. In addition, on 5 July 2007, the Company became aware of a notice which was issued by State Administration of Tax ("SAT") in June 2007 (the "Notice") regarding the preferential tax treatment granted to nine state-owned enterprises listed on Hong Kong Stock Exchange in 1993 (including the Company). According to the Notice, the relevant local tax authorities are required to immediately rectify the expired preferential tax treatments adopted by the Company and take appropriate action on the differences of income taxes collected in prior years arising therefore in accordance with the applicable rules and provisions under the Law on Tax Collection and Administration of the PRC. As of the date of approval of these interim financial information, the tax authorities had not yet advised the Company their assessment results on the tax position of the Company. The income tax expense will increase and, the net profit for the period ended 30 June 2007 will decrease by approximately RMB73,289,000 if 33% of EIT rate is applied. Upon finalisation of the assessment with the tax authorities, the Company would make any necessary adjustments to this estimate.

20. TAXATION (CONT'D)

(b) Value-added tax ("VAT")

According to "the People's Republic of China Value-added Tax Temporary Regulations" ("VAT Regulations"), the Group is subject to output VAT calculated at 17% of the domestic sales value of tangible goods. In addition, it is subject to a refund of 13% on its export sales of products based on an "exempt, credit, refund" policy enacted. The Group also pays input VAT on its purchases of raw materials and auxiliary materials which is deductible against output VAT on its sales in order to arrive at the net VAT amount payable to the PRC government.

(c) Consumption tax

Beers production, manufacturing consignment and beer product importation activities undertaken by the Group are subject to consumption tax in the PRC. For beer with an ex-factory price (including packaging materials and related deposits) of RMB3,000 or above per ton, the consumption tax is RMB250 per ton. For all other beer sold below that price, the consumption tax is levied at RMB220 per ton.

21. EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the half-year, excluding ordinary shares purchased by the Company and held as treasury shares.

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
Profit attributable to share holders of the Company *(RMB'000)*	**348,436**	212,743
Weighted average number of ordinary shares in issue *(thousands)*	**1,308,219**	1,308,219
Basic earnings per share *(RMB per share)*	**0.266**	0.163

The diluted earnings per share information was the same as basic for 2007 and 2006 as there were no dilutive potential ordinary shares as of 30 June 2007 and 2006.

22. DIVIDENDS

During the period, a final dividend for 2006 amounting to RMB287,808,000 (dividends per share: RMB0.22) were approved in Annual General Meeting held on 8 June 2007. The Board of Directors do not recommend the payment of an interim dividend for the period (30 June 2006: nil).

23. CONTINGENCIES

(a) Pursuant to certain policies for housing reform issued by the State Council and Qingdao Municipal Government in 1998, the policy of allocating staff quarters by the Company as welfare benefits of its employees was terminated. In replacement, qualified employees are to be compensated in the form of monetary housing subsidies. As at 30 June 2007, no formal plan had yet been developed by the Group and no plans had been announced by the Group to their employees in respect of the arrangements. After obtaining the relevant legal advice, the Company's board of directors is of the opinion that the Group had no obligation to make any payment or provision for such monetary housing subsidies as at 30 June 2007 and there is no reasonable basis to accrue for any potential liabilities.

(b) As at 30 June 2007, the Group had provided guarantee of RMB15,000,000 in favor of an associate of the Group for its bank loans.

24. COMMITMENTS

(a) Capital and other commitments

The Group's commitments relation to construction of fixed assets and other activities which were contracted but not provided for are as follows:

	As at	
	30 June 2007	31 December 2006
	RMB'000	*RMB'000*
	(Unaudited)	
	1,154,221	981,819

(b) Operating lease and other commitments

As at 30 June 2007, the Group had future aggregate minimum lease payments under non-cancelable operating leases of land and buildings as well as other commitments associated with its operating activities as follows:

	As at	
	30 June 2007	31 December 2006
	RMB'000	*RMB'000*
	(Unaudited)	
Not later than one year	**3,248**	343

25. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The following major transactions were carried out with related parties in the half-year:

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Purchases from related companies		
— Associates	**45**	146
— Tsingtao Beer Construction Co., Ltd.("TBC")	**—**	458
— Tsingtao Beer Advertising Co., Ltd.	**67**	—
	112	604
Sales to related companies		
— Associates	**107,993**	132,011
— Tsingtao Beer Industrial Co.,Ltd.	**—**	2,465
— Tsingtao Beer Advertising Co., Ltd.	**249**	—
	108,242	134,476
Construction services provided to the Group		
— TBC	**2,251**	1,560
Logistics services provided to the Group (including paid on behalf)		
— Associates	**132,345**	78,355
Guarantee provided for the Group's bank loans		
— Tsingtao Beer Group Company	**—**	4,344
Guarantee provided in favour of the Group's receivables		
— Tsingtao Beer Group Company	**—**	35,893
Guarantee provided in favour of an associate of the Group		
— Tsingtao Beer and Asahi Beverage Co Ltd	**24,000**	24,000
Interest paid to		
— Tsingtao Beer Group Company	**1,780**	1,634

All the above transactions with related parties were carried out based on terms agreed between the Group and the related companies.

25. RELATED PARTY TRANSACTIONS (CONT'D)

(b) As at 30 June 2007, the Group had the following significant current account balances maintained with related parties:

	30 June 2007 *RMB'000* (Unaudited)	31 December 2006 *RMB'000*
Included in:		
Trade receivable and other long-term assets accounts		
— Associates	64,984	89,738
— Other related parties	337	337
Deposits, prepayment and other receivables		
— Associates	2,970	5,052
— Other related parties	11,724	11,949
Other payables and long-term payables		
— Anheuser-Busch Companies, Inc ("A-B Company") *(i)*	114,233	117,131
— Associates	3,005	378
— Other related parties	19,169	21,243
Sales deposits		
— Associates	147	307
Short-term loans from		
— Tsingtao Beer Group Company	65,000	65,000

(i) In October 2003, a subsidiary of the Company, Tsingtao Brewery (Hong Kong) Trading Company Limited ("Hong Kong Company") entered into a loan agreement with A-B Company that Hong Kong Company borrowed a loan of USD$15,000,000 (equivalent to approximately RMB114,233,000) (the "Loan") from A-B Company. The Loan is interest-bearing at 1% per annum, unsecured and repayable within 5 years. The Company has undertaken to guarantee the repayment of the Loan.

(ii) As at 30 June 2007, the Company had extended advances and loans, amounting to approximately RMB2,522,923,000 (31 December 2006: RMB2,759,788,000) to subsidiaries through entrusted loan arrangement made with banks in the PRC.

Except for the balances mentioned in notes (i) and (ii) above, the Group's current balances maintained with related parties are all unsecured, non-interest bearing and with no fixed repayment terms.

(iii) The Group had reached a settlement agreement jointly with a customer and a related company (collectively "the Debtors") in 2001 in connection with an aggregate outstanding receivable balance of RMB105,000,000 (the "Debts") due from them. TB Group Company had also undertaken to guarantee the repayment of the outstanding balance.

In 2007, one of the Debtors determined to cease business and the outstanding debt due to the Company, as agreed by the Company, was settled through the transfer of equity interests in the debtor by its owner to the Company. The directors of the Company had made an assessment as to the recoverable amount of the Debts based on such arrangements and considered that appropriate impairment loss provision has made in the financial statements as at and for the year ended 31 December 2006. Due to the above changes, the Group also gave its consent for TB Group Company to withdraw its indemnity.

As at 30 June 2007, RMB71,140,120 has been collected in cash or recovered by the transfer of the equity interest as described above, and the remaining outstanding balance of approximately RMB33,900,000 had been fully provided for in prior years.

25. RELATED PARTY TRANSACTIONS (CONT'D)

(c) Key management compensation

	Six months ended 30 June	
	2007	2006
	RMB'000	*RMB'000*
	(Unaudited)	(Unaudited)
Basic salaries, allowances and benefits-in-kind	**1,704**	1,605
Retirement fund contributions	**140**	121
	1,844	1,726

Key management personnel are those persons, in total 15 individuals, having authority and responsibility for planning, directing and controlling the activities of the Group, including directors and other senior management.

RECONCILIATION OF DIFFERENCES BETWEEN PRC GAAP AND HKFRS

The Group has prepared a separate set of financial information for the period ended 30 June 2007 in accordance with the "*Accounting Standards for Business Enterprise (2006)*" and relevant regulations ("PRC GAAP") for shareholders of A shares of the Company.

Differences between PRC GAAP and HKFRS give rise to differences in the reported balances of assets, liabilities and net profit of the Group. The financial effects of the material differences between PRC GAAP and HKFRS are summarised and explained in the following table:

Impact on the consolidated net assets:

	As at	
	30 June 2007 (Unaudited)	31 December 2006
Net assets as per accounts prepared under PRC GAAP	**5,308,207**	5,228,197
HKFRS adjustments:		
Miscellaneous insignificant adjustments	**—**	19,232
Net assets attributable to the Company's shareholders as per financial statements prepared under HKFRS	**5,308,207**	5,247,429

Impact on the consolidated net profit:

	Six months ended 30 June	
	2007 (Unaudited)	2006 (Unaudited)
Net profit under PRC GAAP	**366,806**	216,851
HKFRS adjustments:		
Additional depreciation charges arising from differences in accounting of assets valuation under PRC GAAP and HKFRS	**(18,434)**	(366)
Others	**(799)**	(3,742)
Profit attributable to shareholders of the Company under HKFRS	**347,573**	212,743

MANAGEMENT DISCUSSION AND ANALYSIS

1. REVIEW OF THE OPERATIONAL RESULTS IN THE FIRST HALF OF 2007

In the first half of 2007, the national beer market continued the trend of rapid growth with beer output reached 187.1 million hl, representing a y-o-y growth of 16.2%. During the reporting period, the accumulated beer sales volume of the Company reached 25.59 million hl, representing a y-o-y growth of 12.4%. Calculated in accordance with the Hong Kong Financial Reporting Standards, sales income reached RMB6,739 million, with a y-o-y growth of 16.9%; the profit attributable to shareholders was RMB348 million with a y-o-y growth of 63.4%. These continued to show a good development trend of increase in profit higher than that of sales income, and increase in sales income higher than that of sales volume.

In the first half of the year, the Company further continued to deepen its organizational reforms and to raise the collaborative ability of value chain under the Company's annual guidelines. The operation efficiency of the factory improved significantly and the major performance indicators realized rapid growth. Through carrying forward the strategic brand development of "1+3" (the main brand of Tsingtao Brewery plus three sub-brands), the Company continued to optimize its brand and product structures and digested the production pressure on the Company caused by rise in the prices of raw materials and packaging materials. The sales volume of the top four brands reached 19.04 million hl, representing a y-o-y growth of 24.6%. Among this, the main brand of Tsingtao Brewery recorded a sales volume of 9.09 million hl, representing a y-o-y growth of 17.9%. The adjustments and optimization of product structure enabled the continuous increase in the Company's revenue from kiloliter beer, realizing an increase of 3.9% in the first half of the year as compared to the same period last year.

The large scale television activity "Tsingtao Brewery And CCTV: Love The Country and Its Cities — Introducing the Famous Cities in China to the World" (青島啤酒CCTV傾國傾城最值得向世界介紹的中國名城) jointly organized by the Company and CCTV was launched in the first half of the year, taking Olympics travel as its main line and the participating cities as the platforms; the activity was aimed at continuously enhancing the value and market influence of the Tsingtao Brewery brand. At the same time, the Company proudly launched its first sport product "歡動" beer during the first half of the year. Built on the concepts of youth, fashion, energy and health and brewed with advanced brewing technology, the product features of low alcohol and low calorie. It is expected that it would become the new market growth point for the Company. The Company implemented a series of Olympics sales and promotional activities based on the marketing theme "Passion and Fervor of the Olympics" in the different regional markets. This further consolidated the international, authentic and classical image of Tsingtao Brewery, continuing to broaden its market influence.

2. MAJOR FINANCIAL ANALYSIS

Expenses for the Period

In the first half of 2007, the sales and marketing expenses of the Group were RMB1.336 billion, representing an increase of RMB270 million from RMB1.066 billion of the corresponding period last year, mainly representing the increase in advertisement expense for Olympic sales and brand promotion and the increased market investment in the reporting period.

In the first half of 2007, the administrative expenses of the Group were RMB271 million, representing a decrease of RMB102 million from RMB373 million of the corresponding period last year, mainly due to (1) hedge-back of the welfare expense balance of approximately RMB46 million during the reporting period; (2) crediting the social insurance expense which had been originally credited into the management expense into the items of relevant costs and sales costs during the reporting period, the affected amount was approximately RMB64 million. Taking off the effects of the above two factors, the administrative expenses in this reporting period was approximate to the corresponding period last year.

During the first half of 2007, the financial expenses of the Group were RMB11.42 million, representing a decrease of RMB4.6 million from RMB16.02 million as compared with the corresponding period last year, mainly due to the exchange gain arising from the appreciation of renminbi.

Liquidity of Assets

In the first half of 2007, the net cash inflow from the operating activities was RMB1.381 billion, representing an increase of RMB115 million as compared to the corresponding period last year. Among this, cash from sales was RMB7.837 billion, representing a growth of RMB764 million as compared with the corresponding period last year, mainly due to the growth in sales in the reporting period; cash payment for merchandizing and receiving workforce was RMB4.492 billion, representing an increase of RMB551 million over the corresponding period last year, mainly due to an increase of merchandizing productive materials caused by a growth in product sales during the reporting period.

Borrowings

In the first half of 2007, in relation to the need to construct plants by Tsingtao Brewery Yulin Company Limited, a subsidiary of the Group under establishment, three loans in the total amount of RMB50 million with a term of five years bearing an interest rate of 5.51% were borrowed from the Xian Lianhulu Branch, Construction Bank of China.

Investments

In the first half of 2007, the Company provided the entire capital of RMB150 million to establish Tsingtao Brewery (Chengdou) Company Limited and increased its funding in its wholly-owned subsidiary, Tsingtao Brewery (Jinan) Company Limited, to RMB120 million, adding its registered capital up to RMB200 million. The above project is expected to be completed and commence production in the first half of 2008 with an increase in annual production capacity of 4 million hl.

Material Acquisitions or Disposals

During the reporting period, there was no material acquisition or disposal of any of the Company's subsidiary and associated company.

Debt to Equity Ratio

As at 30 June 2007, the Group's debt to equity ratio was 1.91% (30 June 2006: 0.46%). The debt to equity ratio is calculated by: the aggregate amount of long term loans divided by the sum of the aggregate amount of long term loans and the interests attributable to the shareholders of the parent company.

Pledge of Assets

As at 30 June 2007, plants and equipment of the Group amounting to approximately RMB39.59 million (31 December 2006: RMB35.80 million) were pledged to secure bank loans of the Group in the amount of RMB20 million (31 December 2006: RMB16 million).

Exchange Risk

Since barley, the raw material used for the Group's major brand production currently, is to a great extent dependent on import, changes in exchange rate will indirectly affect the raw material price and in turn the Group's profitability.

Staff

As at 30 June 2007, the total number of staff was 28,067 persons.

The remuneration policy of the Company was established on the principles of "remuneration shall be determined with reference to position" and "incentive shall be determined with reference to performance", and was in line with market practice. The Company set a reasonable range of the amount of emoluments with reference to market rate and adopted such range in a flexible manner, provided suitable welfare package to its staff in accordance with the relevant laws and regulations of the State. It also focused on staff's progress and development. In addition, the Company provided necessary training to its staff according to the development of the company, the requirement of staff's duties and their personal career development. As at 30 June 2007, the Company did not establish any share option scheme.

Save as disclosed above, other material financial information in the reporting period are set out in notes to the financial statements. The Company did not have any other material changes required to be disclosed pursuant to rule 32 of Appendix 16 of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* ("*Listing Rules*").

3. OUTLOOK FOR THE SECOND HALF OF THE YEAR

In the second half of 2007, the Company will carry through the working principles and foci laid out at the beginning of the year. It will continue to deepen its organizational reform efforts in order to realize the best optimization of collaboration between the Company's headquarters and regional sales companies, and to adjust the product structure continuously with the aim of offseting the adverse impact of rising production costs. At the same time, it will concentrate its resources to facilitate breakthroughs in the regional markets to ensure the accomplishment of the whole-year operational objectives of the Company.

SIGNIFICANT EVENTS

1. Dividend

   The Company will not distribute interim dividends for the 6 months ended on 30 June 2007 pursuant to the provisions in the articles of association of the Company.

2. The Company had not been involved in any material litigation or arbitration during the reporting period.

3. Under the "*Entrusted Operation and Management Agreement*" and the relevant supplementary agreements entered into between the Company and Tsingtao Brewery Group Company Limited ("TB Group Company"), the Company continued to manage the TB Group Company's 80% stake in Tsingtao Brewery (Yangzhou) Company Limited ("Yangzhou Company") as its custodian in the reporting period, and included it into the consolidation scope of the financial statements. Besides that, the Company has no other custody matter.

4. Tsingtao Brewery No.5 Company Limited ("TB No.5"), a controlling subsidiary of the Company, provided guarantee for the extension of the RMB24 million credit facilities provided by domestic commercial banks to Qingdao Tsingtao Beer Asahi Company Limited, in which TB No.5 has a 40% stake. The guarantee period lasts for 12 months starting from 16 July 2006 to 15 July 2007. Apart from this, all of the guarantees provided by the Company to third parties during the reporting period were made for bank loans and current borrowings for its subsidiaries which have been approved by the Board of Directors of the Company.

5. The State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ"), the Company's original controlling shareholder, has transferred 399,820,000 state-owned shares of the Company, which were registered under its name, to the TB Group Company at nil consideration. Such transfer has been approved by the State-owned Assets Supervision and Administration Commission of the State Council. The TB Group Company has been granted by the Hong Kong Securities and Futures Commission and the China Securities Regulatory Commission ("CSRC") a waiver from its obligations to make a general offer in relation to the transfer. The procedures of the transfer was completed on 4 April 2007. For details of the transfer, please refer to the announcements published in the People's Republic of China ("PRC") and Hong Kong on 6 February, 27 March and 11 April 2007.

6. On 5 July 2007, the Company noticed in the reports in the news media in relation to the notice issued by the State Administration of Taxation demanding the relevant local tax authorities to immediately rectify the expired favorable income tax policy which was still applied to the nine overseas listed companies listed in 1993. The differences in income tax resulted from the application of the expired favorable income tax policy in the previous years should be dealt with in accordance with the relevant regulations of the "*Law of the People's Republic of China Concerning the Administration of Tax Collection*". As such, the Company published an announcement on the websites of the stock exchanges in the PRC and Hong Kong and in the PRC newspapers on 6 July 2007. As at the date of this report, the Company has not received the notice of income tax rate adjustment by the tax authorities. Therefore, the Company continues to apply the income tax rate of 15% during this reporting period, which is the same as the last financial year. The Company is also aware that some companies have received notification of tax rate adjustment from the local tax authorities, and the Company will continue to communicate closely with the tax authorities and evaluate the potential financial impact on the Company as a result from this (see possible impacts as set out in the notes to the financial report). The Company will issue further announcement as and when appropriate after the taxation policy becomes clear.

   Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and any of its subsidiaries did not purchase, sell or redeem any listed securities of the Company during the reporting period.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1. CHANGES OF SHARE CAPITAL

There were no changes in the total number of shares during the reporting period.

2. CHANGES OF SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2007, the total number of shareholders of the Company was 36,087. According to the information publicly available to the Company, and within the knowledge of the Directors of the Company, the Company has complied with the requirements of the *Listing Rules* and maintained a sufficient public float of over 25% of the issued share capital.

(1) Shareholdings of top 10 shareholders

Shareholder's name	Increase/ decrease within the reporting period	Total number of shares held	Percentage (%)	Class of shares
TB Group Company	0	399,820,000	30.56	A-share with sales restriction
HKSCC Nominees Limited	267,000	295,532,373	22.59	H-share
A-B Jade Hong Kong Holding Co., Ltd. ("A-B Hong Kong")	0	261,643,836	20.00	H-share
Law Debenture Trust (Asia) Limited ("Trustee")	0	91,575,342	7.00	H-share
National Social Security Fund 108	—	18,795,479	1.44	A-share
China Jianyin Investment Limited	—	17,574,505	1.35	A-share with sales restriction
National Social Security Fund 103	—	14,010,962	1.07	A-share
National Social Security Fund 102	—	12,241,297	0.94	A-share
銀華富裕主題股票型證券投資基金 (Yinhua Thematic Wealth Equity Fund)	—	10,387,744	0.79	A-share
交銀施羅德精選股票證券投資基金 (Bank of Communications Schroder Select Equity Fund)	—	8,600,000	0.66	A-share

(2) Shareholdings of top 10 shareholders of shares without sales restriction

Shareholder's name	Number of shares held without sales restriction	Class of shares
HKSCC Nominees Limited	295,532,373	H-share
A-B Jade Hong Kong Holding Co., Ltd.	261,643,836	H-share
Law Debenture Trust (Asia) Limited	91,575,342	H-share
National Social Security Fund 108	18,795,479	A-share
National Social Security Fund 103	14,010,962	A-share
National Social Security Fund 102	12,241,297	A-share
銀華富裕主題股票型證券投資基金 (Yinhua Thematic Wealth Equity Fund)	10,387,744	A-share
交銀施羅德精選股票證券投資基金 (Bank of Communications Schroder Select Equity Fund)	8,600,000	A-share
中海能源策略混合型證券投資基金 (Zhonghai Energy Strategy Mixed Securities Fund)	6,999,786	A-share
國投瑞銀核心企業股票型證券投資基金 (UBS SDIC Core Companies Equity Fund)	6,899,764	A-share

Explanation for the connected relationship or acting in concert relationship among the above shareholders	Anheuser-Busch Companies, Inc. ("A-B Company") holds 261,643,836 H-shares through its wholly-owned subsidiary A-B Hong Kong. The Trustee is arranged under the entrusted voting to hold 91,575,342 H-shares, and undertakes such voting right under the written instruction of the TB Group Company, while the financial interests including the dividends, profit distribution and payments delivery of these shares are processed under instructions of A-B Company. Save as aforesaid, the Company is unaware if there is any other connected relationship among the top 10 shareholders or if they are parties acting in concert.

Note: The H-shares held by HKSCC Nominees Limited were held on behalf of various clients.

(3) Substantial shareholders of H-share

Save as disclosed below, the Directors of the Company are not aware of any persons other than a Director or Supervisor or Chief Executive of the Company or his/her respective associate(s) who, as at 30 June 2007, had an interest or short position in the shares and underlying shares of the Company which was recorded in the register to be kept under section 336 of the *Securities and Futures Ordinance* (Cap. 571, Laws of Hong Kong) ("*SFO*"):

Name	Nature	Class of shares	Capacity	*Note*	Number of shares/ underlying shares	As a percentage of the entire issued capital	As a percentage of all H-shares
SASACQ	Long Position	A-share	Corporate	*1*	399,820,000 A-shares	30.56%	N/A
	Long Position	H-share	Section 317 Agreement	*1, 2*	353,219,178 H-shares	27.00%	53.92%
A-B Company	Long Position	H-share	Corporate/ Beneficiary of a trust	*1, 2*	353,219,178 H-shares	27.00%	53.92%
	Long Position	A-share	Section 317 Agreement	*1*	399,820,000 A-shares	30.56%	N/A

Notes:

(1) An undertaking agreement ("Undertaking Agreement") between SASACQ and A-B Company dated 21 October 2002 constitutes an agreement under section 317 of the *SFO*. For the purposes of the duty of disclosure, in the case of an agreement to which section 317 applies, each party to the agreement is deemed to be interested in any shares comprised in the relevant share capital in which any other party to the agreement is interested apart from the agreement. According to the *Novation Agreement in respect of an Undertaking Agreement dated 21 October 2002* signed between SASACQ, A-B Company and the TB Group Company on 19 April 2007, all rights and obligations of SASACQ under the Undertaking Agreement have been novated to its wholly-owned subsidiary, the TB Group Company. All of the aforesaid A-shares held by SASACQ were also transferred to the TB Group Company on 4 April 2007. For the details of the transfer of shares, please refer to the announcements published in the PRC and Hong Kong on 6 February, 27 March and 11 April 2007.

(2) The 353,219,178 H-shares which were deemed to be interested by A-B Company were held by its wholly-owned subsidiaries. Of which, 91,575,342 H-shares were allotted to a voting trustee pursuant to the *Voting Trust Agreement*.

(3) For the latest disclosure of interests filings for the Company's substantial shareholders, please refer to the "Disclosure of Interests' section on the website of Hong Kong Exchanges and Clearing Limited ("HKEx") (www.hkex.com.hk).

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE

1. **During the reporting period there were some changes in the number of shares held by the following Supervisors and senior management of the Company:**

Name	Position	Number of shares held at the beginning of the Year	Reduction of number of of shares held during the Period	Number of shares held at the end of the Period	Reason for changes
FAN Wei	Chief Brewer	4,576	1,100	3,476	Sold through the trading system
HUANG Zu Jiang	Supervisor as Staff Representative	9,430	2,330	7,100	Sold through the trading system

Save as aforesaid, there were no changes of the Company's shares held by Directors, Supervisors and senior management of the Company during the reporting period. As at 30 June 2007, Mr. SUN Ming Bo held 1,840 shares of the Company; Mr. LIU Ying Di held 5,894 shares of the Company; Mr. ZHANG Xue Ju held 1,179 shares of the Company; and Mr. CAO Xiang Dong held 2,358 shares of the Company. All shares held by the above persons are listed A-shares.

Save as disclosed above, as at 30 June 2007, none of the Directors, Supervisors, chief executive of the Company and his/her respective associate(s) had any interests and short positions in the shares, underlying shares and debentures of the Company or its associated corporations (as defined in Part XV of the *SFO*) which were recorded in the register required to be kept under section 352 of the *SFO* or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("*Stock Exchange*") pursuant to the *Model Code for Securities Transactions by Directors of Listed Issuers* ("*Model Code*") as set out in Appendix 10 of the *Listing Rules*.

The Company and its subsidiaries have not entered into any arrangements during the reporting period to enable any of the Directors, Supervisors and chief executive of the Company to acquire benefits by means of the acquisition of shares of the Company.

For the latest disclosure of interests filing for the Company's Directors and Supervisors, please refer to the "Disclosure of Interests" section on the website of the HKEx (www.hkex.com.hk).

MODEL CODE

The Company has adopted the *Model Code* and the *Administrative Regulations of the Company's Shares held by Directors, Supervisors and Senior Management of the Company and its Changes* formulated by the Company as its codes of conduct and standards in respect of securities transactions by the Directors. Specific enquires were made with all Directors who had confirmed that they had complied with the *Model Code* and its codes of conduct and standards regarding Director's securities transactions at all applicable times during the reporting period.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES AND OTHER CORPORATE GOVERNANCE MATTERS

The Company continued to perfect the corporate governance structure and regulate the Company's operation in strict compliance to the *Company Law of the People's Republic of China*, the *Securities Law of the People's Republic of China*, and the relevant regulations of the CSRC and the requirements of the listing rules of the Shanghai Stock Exchange and the Stock Exchange. The Company has complied with the code provisions set out in the *Code on Corporate Governance Practices* in Appendix 14 of the *Listing Rules* during the reporting period.

During the reporting period, upholding the principle of seeking truth from facts, the Company has compared the corporate governance situation of the Company pursuant to the requirements of *Notice on the Matters Concerning Carrying out a Special Campaign to Strengthen the Corporate Governance of Listed Companies* by CSRC, and has undertaken critical self-assessment and formulated the Company's *Self-Assessment Report of the Special Activities of Strengthening the Corporate Governance and the Reform Planning* that has been passed at the Fifth Board Provisional Meeting. It was disclosed on 29 June 2007 in the Company's designated newspapers for information disclosure and the websites of the Shanghai Stock Exchange and the HKEx for monitoring and comments by the public. Satisfactory results were achieved. Meanwhile, for the purpose of this special corporate governance activity, the Company has revised the *Administrative System for Information Disclosure of the Company* and the *Administrative Regulations of the Company's Shares held by Directors, Supervisors and Senior Management of the Company and its Changes.*

REVIEW OF THE UNAUDITED INTERIM REPORT

The Audit and Finance Committee of the Board of Directors of the Company has reviewed the unaudited 2007 Interim Report of the Company.

Qingdao, the PRC
27 August 2007

2007

INTERIM REPORT

中期報告

青島啤酒股份有限公司

TSINGTAO BREWERY CO., LTD.

END